FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-4620

Crystallex International Corporation
(Translation of registrant’s name into English)

18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On May 20, 2005, Crystallex International Corporation is filing the following documents on SEDAR in Canada:

1.	Crystallex's 2004 Annual Report;
2.	Its Notice of the Annual and Special Meeting of the Shareholders, dated May 6, 2005;
3.	Its Management Information Circular, dated May 6, 2005; and
4.	Its Proxy.

Each of documents 1, 2, 3, and 4 above, are attached.

Milestones	04

2004 Annual Report

“My main focus when taking the job as your President and Chief Executive Officer was to get Las Cristinas up and running not just in the fastest time possible but also in the lowest-risk manner possible from a shareholder perspective.”
Todd Bruce, President & CEO

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SHAREHOLDER INFORMATION

Shareholders of Record

As at April 25, 2005 there are 630 common shareholders of Crystallex International Corporation. This number excludes individual shareholders holding stock under nominee security positions.

Share Prices

The Company’s Common Stock is traded on the Toronto Stock Exchange and the American Stock Exchange under the symbol KRY. Quarterly high and low stock prices on the Toronto Stock Exchange for 2004 and 2003 were:

	2004		2003
(In Canadian dollars)	High	Low	High	Low

First Quarter	$5.00	$3.15	$2.44	$1.25
Second Quarter	4.20	2.28	2.86	1.00
Third Quarter	4.30	2.67	4.48	2.09
Fourth Quarter	5.60	3.60	4.15	2.90

Annual Meeting:	Friday, June 24, 2005 at 8:30 a.m.
Windsor Ballroom of the Le Royal Meridien King Edward Hotel 37 King Street East, Toronto, Ontario M5C 2E9

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PROJECT HIGHLIGHTS

Las Cristinas
In September 2002, the Company signed a Mining Operation Agreement with the CVG which granted Crystallex exclusive rights to develop and exploit the gold deposits on the Las Cristinas property. A positive Feasibility Study was completed by SNC Lavalin Engineers and Constructors Inc. (SNCL) in September 2003 and the study was approved by the CVG in March 2004. An Engineering, Procurement and Construction Management (EPCM) contract to provide services for the development of Las Cristinas was awarded to SNCL in March 2004. The Environmental Impact Study (EIS) was submitted to the Ministry of the Environment and Natural Resources (MARN) in April 2004 to initiate the project permitting process. The Company’s efforts to obtain a speedy resolution to the permitting process have been publicly supported by senior political officials. It is presently expected that the permit will be issued by the end of the second quarter of 2005. Full construction activities at Las Cristinas are expected to begin promptly upon the receipt of the final permit. At the end of 2004, 66% of the engineering had been completed and fixed-price contracts of approximately US$85 million for the majority of the equipment, especially long-lead equipment items, and some construction contracts had been committed. In the first five years of full operation Las Cristina’s average production for the 20,000 tpd base-case will amount to approximately 300,000 ounces a year at total cash costs of less than US$130 per ounce.

Tomi
The Tomi concession accounted for 41,852 ounces, or 85%, of the Company’s total gold production of 48,973 ounces in 2004. Ore reserves at the open pit operations are expected to be depleted by the end of 2005; however, the Tomi underground is expected to continue supplying feed to the Revemin mill. A drill program is planned for 2005 to test for mineralization below the pit floors. It is anticipated that the Tomi concession has considerable exploration potential.

Lo Increible (La Victoria)
The La Victoria property was placed on a care and control maintenance program during 2004. The Company is currently evaluating an alternative processing option for the La Victoria refractory ores which contemplates a flotation plant followed by sale of concentrate to either a smelter or other suitable sulfide-processing plant. Exploration is also being conducted for a possible extension of the La Victoria ore body. The Company has commenced a program to begin assessing the considerable exploration potential of the other Lo Increible properties.

Albino
In late 2004, Crystallex began development of the underground mine at Albino. On February 25, 2005, the Company announced that the Ministry of Energy and Mines (MEM) had terminated the Company’s Albino rights. The decision was based upon a review by the MEM of properties that are perceived to be inactive or noncompliant. The decision has been appealed. Sinking of the underground decline has been suspended pending the outcome of the appeal process.

Revemin
The Revemin mill achieved gold production of almost 49,000 ounces in 2004. Production in 2004 was 39% higher than the 35,000 ounces produced in 2003. Crystallex is currently assessing the various options of maintaining gold production at the Revemin mill during a comprehensive exploration program at Tomi and Lo Increible, which is expected to continue throughout 2005 and 2006.

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CORPORATE PROFILE

Crystallex International Corporation headquartered in Toronto, Canada, has operations and exploration properties in Venezuela. Its principal asset is its contractual interest in the Las Cristinas property in Bolivar State, which is currently under development. Las Cristinas’ estimated proven and probable reserves of 12.8 million ounces positions Crystallex as the fourth largest North American-based gold company in terms of access to gold reserves.

The Company continues to progress its objective of becoming a significant intermediate gold producer. Crystallex expects to commence gold production at Las Cristinas in the fourth quarter of 2006 at its base case level of 20,000 tonnes per day (“tpd”).

The Company’s shares are traded on the Toronto Stock Exchange and on the American Stock Exchange under the symbol KRY. Crystallex is a member of the S&P/TSX Composite Index, the TSX Gold Index and the Amex Gold Miners Index.

www.crystallex.com

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HOW WE’RE DOING

Crystallex Annual Report 2004	1

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SCORE CARD

2004 Objectives	What We Did

Focus on preparing to build and operate Las Cristinas

Design engineering for the Las Cristinas project was at 66% completion by year end 2004 and close to US$85 million in equipment orders and construction contracts were committed.

Submitted the Las Cristinas Environmental Impact Study (“EIS”), April 2004, to the CVG and MARN, launching the final permitting phase.

The Las Cristinas “Land Use Permit” – a prerequisite to the final “Permit to Impact Natural Resources” –was confirmed in August 2004.

Strengthen ability to handle large projects by investing in project management

Recruited experienced senior operations personnel, many with considerable project experience.

At year end, 60 personnel were employed, inclusive of the General Manager, Manager Mining, Manager Process, Superintendent-Open Pit Maintenance, Superintendent-Electrical and Instrumentation, and Superintendent-Environment.

Improve Crystallex’s financial position	Closed US$82 million equity financing April 2004. Closed US$100 million debt/unit financing December 2004.

Drill additional resources at Las Cristinas	Launched infill drill program – increased reserves by 2.6 million ounces to 12.8 million ounces of gold.

Advance corporate social commitment	A community relations group was formed for the Las Cristinas project. Completed a number of infrastructure and social development projects.

Reduce our hedge positions	Reduced the outstanding hedge position during 2004 by approximately 186,000 ounces. At year end, the Company had just over 164,000 ounces of gold hedged. In January 2005, the hedge position was reduced by a further 53,000 ounces.

Move to “best practices” for corporate policies, procedures and governance	Established Disclosure Committee. Introduced and implemented Statement of Policies and Procedures with respect to Confidentiality, Disclosure, Insider Trading and Tipping, Insider Reporting, Code of Ethics and Business Conduct. Implemented Health and Safety Policy and Environmental Policy. See Statements and Policies on Company website.

Increase shareholder awareness	Added to the S&P/TSX Composite Index, the TSX Gold Index, and the Amex Gold Miners Index. Launched new corporate website. Increased the number of equity research companies following Crystallex and increased the number of institutional investors in Crystallex.

2	Crystallex Annual Report 2004

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WHAT WE PLAN TO DO IN 2005

2005 Objectives	Next Steps

Test the potential of increasing gold reserves at Las Cristinas

A drill program currently under way at Conductora focuses on areas of significant size within the planned US$350 pit shell that are still categorized as resources. The objective of this 5,500m drill campaign is to upgrade these resources to proven and probable reserves. Results from the drilling will be modeled by MDA to generate an updated reserve for Las Cristinas mid-2005.

Reduce outstanding hedge positions

Crystallex plans to continue reducing its remaining hedge commitments, which consist of call options sold and forward sales contracts. This will be accomplished with current gold production and by repurchasing forward sales and call option contracts at opportune times.

Complete detailed engineering for Las Cristinas	Substantially complete detailed engineering, i.e., 90%, by the end of the first quarter 2005, and continue negotiating construction and service contracts in readiness for the commencement of site construction.

Complete environmental permitting phase	Expect to have the EIA approved by MARN and the final Permit to Impact Natural Resources (“Permit”) awarded mid-year.

Launch Las Cristinas project construction phase	Commence construction at site on receiving the Permit. The diversion channel contract has already been awarded and the contractor mobilized to site in readiness for receipt of the Permit. Upgrading of the 19-km access road has already commenced; refurbishing of the kitchen and construction/operating camp completed; the catering contract awarded to Sodexho. The temporary landfill site and incinerator are operational.

Sarbanes Oxley compliance	Continue to implement changes in order to be compliant with Sarbanes Oxley 404 requirements, effective with the initial reporting date of December 31, 2006.

Gold exploration of the Lo Increible project	A complete review of previous exploration on Crystallex’s properties in the Lo Increible Belt is being undertaken. Portable infrared spectrometers are being used to define subtle alteration zoning in core previously drilled in the Belt, and detailed mapping of the Belt will be undertaken by a consultant specializing in structural geology. Additionally, 4,000 m of diamond drilling has been budgeted for exploration of priority targets in the Belt.

Evaluate the potential for extending the life of operations on Tomi concession	Mine site exploration at Tomi will focus on the possible down-plunge extension of mineralization in the underground mine (Charlie Richards) and beneath the open pits at Mackenzie and Milagrito. A total of 4,500 m of diamond drilling has been budgeted for exploration of these targets.

Crystallex Annual Report 2004	3

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Left photo: Todd Bruce, President and Chief Executive Officer Right photo: Todd Bruce and Robert A. Fung, Chairman

PRESIDENT & CHIEF EXECUTIVE OFFICER’S MESSAGE

Hedge Contract Ounces

2004 marked a year of milestones for Crystallex. We continued to meet challenges on the road to converting the potential value of Las Cristinas into actual value for shareholders by advancing Las Cristinas toward its target of commencing commercial gold production in 2006. Last year at this time we made a lot of commitments and set a number of goals and I am pleased with the progress we have made in meeting or advancing them during the year.

At the top of our list of goals was the technical advancement of the Las Cristinas project. We advanced this critical objective on five fronts:

	•	We secured the CVG approval of the Las Cristinas Feasibility Study (March 2004)

	•	We awarded the Engineering, Procurement and Construction Management (EPCM) contract to SNC Lavalin (March 2004)

	•	We completed and submitted the Environmental Impact Assessment which launched the final permitting stage (April 2004)

	•	We confirmed our first and prerequisite permit, the Land Occupation Permit (August 2004)

	•	We increased our Las Cristinas gold reserves to 12.8 million ounces as a result of our successful in-fill drill program (November 2004)

One of last year’s major undertakings was to continue improving the financial position of Crystallex in order to ensure that our balance sheet remained fully capable of supporting the advancement of Las Cristinas at the fastest possible rate. In April 2004 we closed a $US82 million prospectus-qualified public issue in Canada, and in December we successfully completed a $US100 million prospectus-qualified debt/unit financing. I believe that both of these transactions were, in absolute and comparative terms, financing milestones for Crystallex that have materially

	4	Crystallex Annual Report 2004

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Excitement is building as we
look forward to commencing
the construction of
Las Cristinas

enhanced the company’s image in the capital markets. The US$82 million financing was the first Crystallex equity financing completed without the need for warrants, and one of the few equity financings done in the gold sector in 2004 that did not require warrant support. The second financing was an innovative structure that allowed us to minimize the amount of dilution at this comparatively early stage in the Las Cristinas financing process. I would like to recognize the contributions of Borden Rosiak, our Chief Financial Officer, and Dan Ross, our Executive Vice President, Corporate Counsel, in creating such successful financings. I also want to recognize the performance of our syndicate members in each case. The interest from financial markets remains strong, and we enter 2005 full of confidence in our technical and financial ability to advance the Las Cristinas project aggressively.

Excitement is building. We look forward to commencing the construction of Las Cristinas just as soon as we receive our final permit, the Permit to Impact Natural Resources, from the Ministry of the Environment and Natural Resources (“MARN”). We are at a very advanced stage in the process and actively engaged with MARN in concluding it. Our focus on securing this permit is absolute, and paramount among our current objectives.

As the work at Las Cristinas has expanded, so has our team. Dr. Ken Thomas, the Chief Operating Officer of Crystallex, leads not only a large Las Cristinas project management team but also the Crystallex operating team headed by Dr. Sadek El-Alfy, our Vice President Operations, who will be taking over the operational responsibility for Las Cristinas when the project is fully commissioned in 2006. Both men have a lifetime of experience working on large-scale projects: Ken at Hatch, Barrick Gold, and the Anglo American Corporation; and Sadek at the Iron Ore Company of Canada. Sadek and his team, led by Guillermo Adrian,

Todd Bruce and Dr. Luca Riccio. The photo was taken near the portal of the Tomi underground (Charlie Richards). The outcrop shows “high-grade mineralization in pyritized, carbonatized and quartz-veined gabbro”.

the General Manager of the El Callao operations, have done a tremendous job in turning the El Callao operations around in 2004. This performance reflects our responsibility to extract full value for shareholders from all of their assets entrusted to our care, and it provides further concrete evidence of the Company’s operational competence for the future operation of Las Cristinas.

My main focus when taking the job as your President and Chief Executive Officer was to get Las Cristinas up and running, not just in the fastest time possible,

Crystallex Annual Report 2004	5

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but also in the lowest-risk manner possible from a shareholder perspective. We took a major step forward towards this objective in early 2004 when we recruited an exceptional project management team. We consider ourselves very privileged to have Ron Colquhoun join us as Vice President, Technical Services, Barney Burke as Corporate Manager Projects and John Binns as our Vice President, Environment. All are from Barrick, where Ron was Manager/Director Major Projects, Barney was Corporate Manager Projects, and John was Manager for Environment at Barrick El Indio in Chile.

Together, our team has more than 100 years of project and mining experience. I believe that we have a project execution team at Crystallex that takes a back seat to no one in the mining industry worldwide.

As Las Cristinas progresses, so do our efforts to accelerate development while seeking to engineer out as much risk as possible. With this objective in mind, we have already recruited the senior operating staff for Las Cristinas, many with considerable project experience. At year end, 60 personnel were employed, including the General Manager, Manager Mining, Manager Process, Superintendent-Open Pit Maintenance, Superintendent-Electrical and Instrumentation, and Superintendent-Environment. Several of the latter personnel have been located in the SNC Lavalin (SNCL) engineering office in Toronto to ensure Crystallex requirements are adhered to, and they are involved with and committed to design from its inception.

Back in Toronto, we are hard at work with our Las Cristinas Project Finance Advisor, BNP Paribas, to progress our project debt funding options on a time path that is consistent with our Las Cristinas planning. I am pleased to report that BNP Paribas has progressed the legal and commercial due diligence to the point where it appointed an Independent

Engineer at the end of 2004 to conduct a technical review of the project. I would like to commend Dan Ross and Bob Crombie, our Vice President, Corporate Development and Planning, as well as our Caracas and Toronto legal advisors for the outstanding contribution they have made in advancing this initiative. I also commend the quality of the advice provided by BNP Paribas in its role as the Company’s project financing advisor.

Las Cristinas Engineering and Procurement Progress

•	Engineering 92% complete at end of March 2005

•	99 Equipment orders placed – US$66 million Long-Lead Items Mitigated (Critical Path)

•	4 Construction Contracts awarded – US$26 million – Structural Steel, Ancillary Buildings and Power Line

•	11 Service Contracts awarded – US$14.8 million – Catering and Communications

We are very pleased to report that the number of illegal miners at Las Cristinas has continued to decline throughout the year due to the effective steps being taken by the Venezuelan Government to address this problem, not just at Las Cristinas but elsewhere in Bolivar State. It is interesting to note in this connection that the Venezuelan Government launched a formal anti-illegal mining initiative during the second half of 2004. As of the end of 2004 the number of “resident” illegal miners at Las Cristinas had been reduced to less than 500 people. Based on the rate of progress during the year, we are confident that this issue should be resolved as soon as construction starts on site.

6	Crystallex Annual Report 2004

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Our updated reserve
modeling and sensitivities
tell us that not only is
Las Cristinas one of the
world’s largest undeveloped
gold deposits, it has
considerable further
growth potential

Las Cristinas Reserves Gold Price Sensitivity Table 20,000 tpd base case

Price US$ Per Ounce	Ore Tonnes (millions)	Grade g/t Gold	Ounces (millions)	Strip Ratio

350	333.3	1.20	12.8	1.43
375	349.0	1.17	13.1	1.32
400	387.1	1.12	13.9	1.25

I also committed last year to reducing our hedge book. Since the beginning of 2003 Crystallex has reduced its hedge position by 308,000 ounces from 472,000 ounces to a level of 164,000 ounces as of December 2004. This represents very solid progress toward our hedge-free goal. In the first quarter of 2005 we reduced the hedge position by a further 53,000 ounces and I feel confident that we will continue to reduce our hedge position further in 2005 by opportunistically settling contracts.

Last year, I said we would increase investor confidence and shareholder value through our performance. The track record speaks for itself. In 2004 Crystallex rejoined the S&P/TSX Composite Index, and was also added to the TSX Gold Index and the Amex Gold Miners Index. Institutional ownership increased to approximately 40 per cent and the share price increased by 22 per cent in 2004.

2005 dawns with new challenges and targets and I have every confidence that we at Crystallex will meet them in stride. Our updated reserve modeling and sensitivities tell us that not only is Las Cristinas one of the world’s largest undeveloped gold deposits, it still has considerable further growth potential. Growth will come both from increases in the gold price as well as from additional targeted drilling. 2005 will present us with more challenges to master and, in doing so, we expect to achieve many new milestones.

On behalf of the management team, I would like to thank the Board for supporting the corporate governance, financing and human resources initiatives that were undertaken to achieve the Board’s directive to reposition Crystallex as a substantial intermediate gold producer.

We extend our deep gratitude for the tireless support and commitment of our administrative staff.

Our commitment to shareholders remains at the highest level. We will continue to focus on increasing investor confidence and shareholder value through the execution of our plans and the achievement of our objectives. We sincerely appreciate your support and look forward to rewarding our shareholders by capturing the full value of Las Cristinas for their benefit.

Sincerely,

Todd Bruce
President and Chief Executive Officer

Crystallex Annual Report 2004	7

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Left photo: Dr. Ken Thomas, Chief Operating Officer Right photo: Ronald Colquhoun, Vice President, Technical Servies, Dr. Ken Thomas, COO and Barney Burke, Corporate Manager Projects

CHIEF OPERATING OFFICER’S MESSAGE TO SHAREHOLDERS

Mine Operating Contract with CVG

In 2004, Operations had a successful year in all disciplines. Development showed significant progress on the Las Cristinas project with engineering at 66% completion at year end and close to US$85 million in contracts confirmed and/or committed. Operations also continued to improve at the existing facilities in the El Callao region, achieving the production budget with an output of 48,973 ounces, an increase of approximately 40% over 2003; and Exploration yielded an increase in the reserves at Las Cristinas to 12.8 million ounces.

Development

During the year Development concentrated on the Las Cristinas project. In early 2004, several objectives were set to advance the project by year end. Overall, these objectives were successfully achieved.

On awarding the Engineering, Procurement and Construction Management (EPCM) package to SNCL in March 2004, a Control Budget exercise was initiated to review and update the Feasibility Study capital estimate. Essentially, the Feasibility Study capital was confirmed with only a 10% increase to US$265.5 million, of which 5% was discretionary by Crystallex. A portion of the discretionary increase was the conversion to a single owner-operated mining fleet from two fleets (a contractor mining fleet for saprolite and an owner mining fleet for bedrock.) This change was mainly responsible for operating costs being reduced for the first five years from US$144 per ounce to US$128 per ounce. Life of mine costs were reduced by US$6 per ounce to US$190 per ounce.

Subsequent to the completion of the Control Budget, the 18 hole in-fill drill program, which yielded an increase of the reserves to 12.8 million ounces, also contributed to improved project economics. Net cash flow increased by 45% from US$0.731 billion to US$1.073 billion.

Right to exploit gold for up to 40 years

Payment of US$15 million for use of existing studies and data (September 2002)

Royalty to CVG:

• 1% for gold below $280

• 1.5% from $280 to below $350

• 2% from $350 to below $400

• 3% above $400

Plus standard 3% royalty to Venezuela

Employment and social infrastructure commitments

Production plans to be agreed upon with CVG

Obtain environmental and mining permits

	8	Crystallex Annual Report 2004

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Major and long-lead items of equipment are on order and well into manufacture. These include mining trucks and shovels, grinding mills, transformers, agitators, electrical switch gear and many other items. Several service and construction contracts have been awarded such as catering, structural steel, and road access, to name but a few. The large construction camp at site has been refurbished to house construction workers, which will peak at approximately 1,200 personnel and eventually accommodate the 400 operating personnel on a roster basis. Negotiations are also well advanced for long-term consumables such as cyanide, electrical power and truck tires for the mining fleet.

Like 2004, 2005 will be a
busy year for development,
with the majority of the
activities occuring at the
Las Cristinas site

Like 2004, 2005 will be a busy year for development, with the majority of the activities occuring at the Las Cristinas site. Under the direction of Ron Colquhoun, Vice President, Technical Services, and with the assistance of the SNCL engineering and construction team, we expect to continue our progress toward a successful operating facility. Engineering is expected to be substantially complete by the end of the first quarter 2005, with construction advancing quickly after receipt of the final permit for commissioning of the project in 2006.

Operations

Operations had a very successful and rewarding year under the leadership of Dr. Sadek El-Alfy, Vice President, Operations. Production in Venezuela increased by approximately 40% to 48,973 ounces, essentially on budget. Site cash costs also improved to US$365 per ounce from US$385 per ounce in 2003. These were achieved as a result of modest capital infusions and by bringing consumable and maintenance spares up to normal operating levels.

The majority of the production for 2004 was from the Milagrito open pit and the Charlie Richards underground operations located on the Tomi concession in the El Callao area. Milagrito was the major contributor to production with 29,649 ounces. It is anticipated this open pit will produce 360,000 tonnes containing approximately 36,000 ounces over the life of the mine. Charlie Richards underground yielded 5,891 ounces for the year. Development of the ramp improved in 2004 as a result of the delivery of additional underground mining equipment. The ramp advanced 547 meters for an average of 46 meters per month in 2004, a significant improvement over 2003 which averaged less than 21 meters per month. At year end, the ramp had progressed 920 meters and had accessed Level 4. For 2005, the plan is to increase underground production from about 4,000 tonnes of ore per month to 6,000 tonnes per month by the end of the second quarter. The underground mine is expected to yield 20,000 ounces of gold for the year. Also the ramp is scheduled to be complete by year end. The major contributor to production for 2005 will be the Mackenzie open pit on the Tomi concession.

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The La Victoria property was placed on a care and maintenance program during 2004 as work was completed on definition drilling and the BIOX research program in response to the refractory nature of the unoxidized ore. A permit to divert the river, which runs over part of the deposit, has been applied for by Crystallex from the Ministry of Environment and National Resources, Venezuela. Work continues on evaluating the property as well as associated deposits along the Lo Increible Belt.

For 2005, the production
target is approximately
50,000 ounces

During the year, the Health & Safety Policy, as well as the Environmental Policy, continued to be developed. Also throughout the year, the environmental discipline received significant attention under the stewardship of John Binns, Vice President, Environment. Recruitment of personnel continued in order to implement and manage the policies. The Environmental Superintendent and environmental staff were recruited for Las Cristinas, as well as an Environmental Supervisor for the El Callao operations. To reflect our serious corporate social commitment, a community relations group has been formed for the Las Cristinas project that has already completed a number of infrastructure and social development projects within the context of a social development plan.

A renewal, for 18 months and expiring December 2005, of the Union Agreement was negotiated during the year at the Revemin metallurgical plant. Also, the Union Agreement was successfully renewed at Las Cristinas for 3 years, expiring July 1, 2007.

Exploration

Exploration had an outstanding year, increasing reserves at Las Cristinas by 2.6 million ounces to 12.8 million ounces. The bulk of the reserve increase came from the 18 hole in-fill drill program (7,112 meters) which resulted in the conversion of 1.8 million ounces of resources to proven and probable reserves for an investment of US$939,000, or 52 cents per ounce. The balance of the reserve increase resulted from an increase in the assumed gold price from US$325 to US$350 per ounce for the reserve calculation. An additional 5,000 meter drilling program commenced in January 2005. The 2005 drilling program has the same objective as the 18-hole program, that being the conversion of inferred resources to proven and probable reserves. Drilling will be extended both north and south of the area covered in the 2004 in-fill program.

At La Victoria the 61-hole drill program was completed to better define the resource. The results of the exercise will serve as the base data for establishing whether or not the resource can be economically exploited. A Pre-Feasibility study finished in early 2005 concluded that the amount of extractable ounces, as defined by the drill program and the projected operating costs for a BIOX plant, could not economically support the capital required for the project. The Company is currently assessing whether the La Victoria resource can be economically exploited by producing a flotation concentrate for sale or toll treating.

In addition to La Victoria, there are other deposits –La Cruz, Sofia, Tapon, El Extrajenero, and La Loca – along the extensive Lo Increible Belt. These will be explored during 2005 in the anticipation of defining more reserves for the El Callao operations.

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With the consolidation of Crystallex’s North American offices to the new office in Toronto, Dr. Luca Riccio, who has served the Company many years as the Vice President Exploration, has decided to remain in Vancouver. Dr Riccio will no longer serve as Vice President Exploration but we are pleased to confirm that Dr. Riccio will continue to advise Crystallex as a consultant. Crystallex thanks him for his dedication and positive contribution to the Company. Fortunately, we were able to recruit Dr. Richard Spencer as Vice President Exploration, who brings with him many years of relevant experience in Africa and, more importantly, in South America.

In summary, 2004 was an important and successful year in building the senior project and operations team for Las Cristinas, increasing Las Cristinas reserves and consolidating the existing operation. Crystallex has progressed forward in its quest to become a top mid-tier North American-based gold producer. We fully expect that 2005 will build on the successes of 2004.

Sincerely,

Dr. Ken G. Thomas
Chief Operating Officer

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12	Crystallex Annual Report 2004

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MINERAL RESERVES AND RESOURCES

Mineral Reserves[1]

	December 31, 2004			December 31, 2003

Crystallex’s Share	Tonnes (000s)	Gold grade (g/t)	Ounces of gold contained	Tonnes (000s)	Gold grade (g/t)	Ounces of gold contained

Las Cristinas
Proven Reserves	46,717	1.3	1,954,000	36,620	1.4	1,625,000
Probable Reserves	286,595	1.2	10,895,000	209,039	1.3	8,540,000
Tomi Open Pits
Probable Reserves	211	3.9	28,300	300	4.6	43,900
Tomi Underground
Probable Reserves	115	16.8	62,100	140	15.2	68,400
La Victoria (100%) [2]
Probable Reserves	—	—	—	1,215	5.2	202,600

Albino Underground [3]
Proven Reserves	—	—	—	121	12.0	46,700
Probable Reserves	—	—	—	149	12.1	57,700

Total Gold Reserves	333,638	1.2	12,939,400	247,584	1.3	10,584,300

The Company employs industry standards and methods for estimating mineral reserves and resources. However, reported mineral reserves and resources are only estimates and no assurance can be given that the indicated quantities of gold will be produced. Mineral reserve and resource estimates may require revision (either up or down) based upon actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain mineral reserves and resources uneconomic and may ultimately result in a restatement of reserves and/or resources. Moreover, short-term operating factors relating to the mineral reserves and resources, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Company’s profitability in any particular accounting period.

Notes to Reserves and Resources

1.
Mineral reserves (“reserves”) and mineral resources (“resources”) have been estimated at December 31, 2004 in accordance with the standards of the Canadian Institute of Mining and Metallurgy as adopted by the Canadian Securities Administrators in National Instrument 43-101. Unlike proven and probable reserves, resources, of all categories, do not have demonstrated economic viability. For the purposes of United States reporting, under the Securities and Exchange Commission, Industry Guide 7, a full feasibility study is required in order to classify mineralization as a reserve.

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Mineral Resources[1,4]

	December 31, 2004			December 31, 2003

Crystallex’s Share	Tonnes (000s)	Gold grade (g/t)	Ounces of gold contained	Tonnes (000s)	Gold grade (g/t)	Ounces of gold contained

Las Cristinas
Measured & Indicated	462,328	1.1	16,220,000	438,931	1.1	15,327,000
Tomi [5]
Indicated Resources	717	6.3	145,200	867	5.8	161,000
La Victoria (100%) [2]
Indicated Resources	2,511	4.4	359,000	4,983	2.9	475,500
Albino Underground
Measured & Indicated	—	—	—	1,508	4.5	219,000
Lo Increible (100%) [2]
Indicated Resources	3,761	3.7	449,200	3,761	3.7	449,200

Total Gold Resources	469,317	1.2	17,173,400	450,050	1.2	16,632,700

2.
Crystallex owns 100% of 0702259 B.C. Ltd., which in turn has an indirect 51% equity interest in Lo Increible (including the La Victoria deposit) through the Venezuelan holding company Osmin Holdings Limited. Crystallex has a 75% share of the cash flow until the total debt from Osmin due indirectly to Crystallex is fully repaid and a 51% share thereafter. Presently, there is no distributable cash flow, and Crystallex reports all production and reserves for its account.

3.
In February of 2005, the Ministry of Energy and Mines of Venezuela notified the Company that it had terminated the Company’s Albino concession rights. The Company has appealed the decision; however, due to the uncertainty of the outcome of the appeal, the Company has written down the carrying value of its investment in the Albino concession to nil and is not recording any reserves or resources.

4.	Reserves are included in resources.

5.	The Tomi resource figure includes both open pitand underground resources.

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Key Reserve Assumptions

In calculating mineral reserves, cutoff grades are established using the Company’s long-term gold price, the average metallurgical recovery rates and estimated production costs over the life of the related operation.

The following table indicates the gold price and cutoff grade used in calculating reserves at Crystallex’s properties. Also identified is the Qualified Person responsible for calculating Crystallex’s reserves.

	Gold Price (US$/oz)	Cutoff Grade (g/t)	Qualified Person[1]

Las Cristinas	$350	0.4 to 0.5	Steven Ristorcelli, P. Geo. and
			Scott Hardy, P. Eng.,
			Mine Development Associates

Tomi Underground	$320	5.0	Dr. Luca Riccio, P. Geo.,
			Consulting Geologist

Tomi Open Pits	$350	1.5	Dr. Luca Riccio, P. Geo.,
			Consulting Geologist

1	A Qualified Person, as defined in National Instrument 43-101, is an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project and the technical report, and is a member in good standing of a professional association.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. A full feasibility study is required in order to classify mineralization as a reserve. We use certain terms in this document such as “measured resources” and “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors are urged to consider closely the disclosure in our Annual Report on Form 40-F. The following definitions reflect Canadian Institute of Mining, Metallurgy and Petroleum standards as required by National Instrument 43-101.

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DEFINITIONS

Mineral Reserves

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonable assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

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2004 Key Operating Statistics

	2004	2003	2002

Gold Production (ounces)
Tomi Open Pits	35,961	24,360	2,347
Tomi Underground	5,891	2,753	–
La Victoria	2,412	5,564	22,548
Purchased Material	4,709	2,567	2,896

Total Gold Production (ounces)	48,973	35,244	27,791
Gold Sold (ounces)	49,478	30,632	28,088

Per Ounce Data
Total Cash Cost	$365	$385	$346
Average Realized Gold Price	$409	$363	$310
Average Spot Gold Price	$410	$363	$310

Gold Reserves (ounces)
Proven and Probable Reserves	12,939,400	10,584,300	10,465,100

Revemin Mill
Total Ore Processed [1] (tonnes)	443,504	370,276	366,909
Head Grade of Ore Processed (g/t)	3.7	3.5	3.0
Total Recovery Rate (%)	93%	84%	79%
Total Recovered (ounces)	48,973	35,244	27,791

Mine Operating Cash Flow ($ 000s)	$2,208	$(454)	$(1,199)
Capital Expenditures ($ 000s)	$9,900	$1,722	$3,049

1	Ore from Tomi, La Victoria and purc hased material is processed at the Company’ s Revemin mill.

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LAS CRISTINAS HIGHLIGHTS

Location	Located in Bolivar State in southeast Venezuela, approximately 360 km by paved regional highway from Puerto Ordaz, a major industrial city and deep-water port.

Property is accessed by a 19-km road from the regional highway.

Process

Open pit mining and conventional carbon-in-leach gold recovery.

Initial processing rate of 20,000 tonnes per day (“tpd”) with plans to expand  to 40,000 tpd.

Excellent infrastructure with a 400 kv power line paralleling the main highway and a new substation constructed just six km from the project site.

Reserves & Resources	Proven and Probable reserves of 12.8 million ounces calculated at a US$350 per ounce gold price. Measured and Indicated resources, including reserves, of 16.2 million ounces. Additional 4.7 million ounces of Inferred resources.

At a US $375 per ounce gold price, reserves total 13.1 million ounces, and at a US $400 per ounce gold price, reserves total 13.9 million ounces.

The reserve estimate has considerable potential to continue to increase further as the ore body remains open at depth as well as, in certain areas, at surface.

Path Forward	Detailed engineering 90% complete at end of Q1 2005.

Planning for preliminary construction activities including site clearing and diversion channel construction.

Full construction to commence following receipt of the Permit to Impact Natural Resources expected in the first half of 2005.

Production Timeline	Mechanical completion targeted for Q3 2006. Commercial production targeted for Q4 2006.

Capital Cost Estimate	US$265 million (excludes US$36 million of refundable VAT). Application submitted for exoneration from Import Duties and VAT during the construction phase of the project.

Financing Plan	Financing structure expected to be a blend of corporate cash and a combination of limited recourse project debt and/or other forms of public market debt financing and equity financing.

Closed a US$82 million equity financing April 2004 and a US$100 million debt/unit financing December 2004.

BNP Paribas engaged as project finance debt advisor. Currently expect to finalize project debt financing criteria in the second half of 2005.

Production Forecast	In our base-case scenario – 20,000 tpd – the first five years’ gold production to average 304,000 ounces per year at an average total cash cost of less than US$130 per ounce. For the life of mine – 46 years in the base case – production to average 247,000 ounces per year at an average total cash cost of US$ 206 per ounce.

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LAS CRISTINAS

Background and Infrastructure

In September 2002, Crystallex signed a Mining Operation Agreement with the Corporación Venezolana de Guayana (“CVG”) which granted Crystallex exclusive rights to develop and exploit the gold deposits on the Las Cristinas property. At a gold price of US$350 per ounce, Las Cristinas’ reserves total 12.8 million ounces contained in a measured and indicated resource base of 16.2 million ounces, with an additional 4.7 million ounces of inferred resources, ranking the Las Cristinas project as one of the largest undeveloped gold deposits in the world. The deposit nevertheless still possesses considerable growth potential as the ore body remains open at depth as well as in certain areas at surface.

The Las Cristinas camp was refurbished in 2004 to house construction workers that should peak at approximately 1200 personnel.

A long history of mining and industrial projects in Bolivar State, Venezuela makes the region very suitable for the development of a large gold mining project since it is the mining and industrial heartland of Venezuela. The Las Cristinas property is located in the southeast corner of Bolivar State near Kilometer 88, close to the main paved highway that runs from the Venezuelan port of Puerto Ordaz to the

Brazilian border. Puerto Ordaz is a major industrial city and deep-water ocean-access port located on the Orinoco River, some 360 kilometers from Las Cristinas. Current access to the site from the paved highway is along a six-kilometer unpaved road from the village of Las Claritas. To maintain the local villages’ quality of life and road safety levels, a 19 kilometer unpaved road from the highway at Kilometer 81 is being upgraded to provide access to the project so that all heavy traffic bypasses the local villages.

At a gold price of US$350 per
ounce, Las Cristinas’ reserves
total 12.8 million ounces
contained in a measured and
indicated resource base of
16.2 million ounces

Power for Las Cristinas will be supplied from the national hydroelectric power grid. An existing 400 kv power line parallels the main highway. A substation comprising two 150 MVA transformers and all the necessary switch gear was constructed a few years ago by the regional power supplier, EDELCA, only six kilometers from Las Cristinas. The power line, which has a 300 MW capacity and a current draw of only some 100 MWs, can easily supply the 20,000 tonne per day base-case operation or an expanded 40,000 tonnes per day (“tpd”) operation, which require 30 MWs and 60 MWs, respectively. Crystallex only has to install a new six kilometer 230 kv overhead power line from the project site to the substation in order to provide Las Cristinas with power. Negotiations with EDELCA for a long-term electricity supply contract that will provide power at an average cost of approximately US$0.03 per kilowatt hour are at a very advanced stage.

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LAS CRISTINAS (continued)

Development Milestones

A number of important milestones for the Las Cristinas project were successfully achieved in 2004, including:

•	Recruited senior executives to Project Management team (February)

•	Secured the CVG approval of the LasCristinas Feasibility Study (March)

•	Awarded the Engineering, Procurement and Construction Management (“EPCM”) contract to SNCL (March)

•	Completed US$82 million equity financing (April)

•	Completed and submitted the updated Environmental Impact Assessment (“EIA”) which launched the final permitting process (April)

•	Appointed BNP Paribas as Project Finance Advisor (April)

•	SNCL completed an expanded 40,000 tpd full feasibility study for the Las Cristinas project (May)

•	Confirmed the first and prerequisite permit, the Land Occupation Permit (August)

•	Improved project economics and transitioned from feasibility study cost estimated to control budget (August)

•	Completed successful in-fill drill program at Las Cristinas (August)

•	Increased the gold reserves at Las Cristinas to 12.8 million ounces (November)

•	Closed US$100 million debt/unit offering for Las Cristinas (December)

Project Progress and Team

Crystallex awarded SNCL the EPCM contract to provide services for the design, construction and commissioning of an initial 20,000 tpd gold-processing facility at Las Cristinas. Detailed engineering commenced in March 2004 and by year end 66% of the detailed engineering had been completed and close to US$85 million in contracts were confirmed or committed. Refurbishment of the construction camp has largely been completed and project construction is planned to start immediately, upon receipt of the final Permit to Impact Natural Resources. The initial earthworks contractor has been mobilized to site to ensure the immediate commencement of construction upon receipt of the Permit to Impact Natural Resources. The timeline from commencement of construction through the completion of plant commissioning is estimated at approximately 16 months.

Crystallex is building an outstanding and experienced project development team under the guidance of Dr. Ken Thomas, the Company’s Chief Operating Officer. Ron Colquhoun and Barney Burke joined Crystallex in 2004 as Vice President, Technical Services and Corporate Manager, Projects, respectively. Both joined from Barrick Gold Corporation and have extensive experience in managing project development and EPCM contracts. In addition, John Binns has joined Crystallex as Vice President, Environment. John also previously worked for Barrick in Chile and his fluency in Spanish greatly assists in implementing our environmental and social development programs. All of the above individuals worked with Ken Thomas for many years at Barrick Gold Corporation.

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Recruitment of experienced senior operations personnel, many who possess considerable project development experience was initiated in 2004. At year end, 60 personnel were employed, including the General Manager, Manager Mining, Manager Process, Superintendent-Open Pit Maintenance,

Superintendent-Electrical and Instrumentation, and Superintendent-Environment. Several of the senior personnel have been incorporated into the project design team at the SNC Lavalin (SNCL) office in Toronto. In this way, the Company seeks to preemptively address a critical risk area faced by emerging producers, namely the transition from designing and building a project to its successful operation. Crystallex has invested considerable effort to ensure appropriate input at the design stage from experienced operators who will subsequently be responsible for managing the operation.

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LAS CRISTINAS (continued)

Project Enhancement

A positive feasibility study completed by SNCL in September 2003 demonstrated the technical and economic viability of developing Las Cristinas as a large open pit mine, employing conventional carbon-in-leach (“CIL”) gold-processing technology. Mill throughput is planned initially at 20,000 tpd; however, the process plant has been designed to accommodate an expansion to 40,000 tpd, which will be implemented as soon as practicable. The feasibility study was approved by the CVG on March 8, 2004.

In August 2004, the Capital Cost Control Budget prepared for the Las Cristinas project by SNCL was released. The successful conclusion of the Control Budget review process represents another critical area of risk successfully negotiated by Crystallex as it completed the transition from feasibility study capital cost estimate to a detailed Capital Cost Control Budget. The industry has witnessed several companies reporting dramatic capital cost increases during this transition. The Control Budget process not only restricted nondiscretionary cost increases to 4.9%, but also provided the opportunity to improve the project materially by reducing total cash operating costs, thereby increasing the project’s already robust rate of return, and by optimizing the expandability of the project to 40,000 tpd.

The Company continually monitors actual expenditures to determine the impact, if any, on the Capital Cost Control Budget.

At a processing rate of 20,000 tpd, gold production is forecast to average 247,000 ounces per year over the 46-year mine life at a cash cost, including royalties, of US$206 per ounce. However, over the first five years of operation, gold production is expected to average 304,000

Capital Cost Control Budget for 20,000 tpd

(in millions)
Mine	$33,550
Process Plant	86,669
Tailings Management Facility	23,099
Infrastructure	38,834
Subtotal Direct Costs	$182,152
Owner’ s Cost	12,470

Indirect Costs (including $23,311 million contingency)	70,848
Total Costs	$265,470

VAT (15%, fully recoverable in 2.5 years)	$36,000
Total Initial Capital
Requirement	$301,470

ounces per year at an average total cash cost, including royalties, of approximately US$128 per ounce. The Company is presently reviewing tax and financing structures that may further enhance returns, and has applied for VAT and import duty exoneration during the construction phase.

EIA Completed & Permitting Advanced

The original 1996 EIA for Las Cristinas was approved by the Ministry of the Environment and Natural Resources (“MARN”) in 1997, and the two permits required for conducting mining activities in Venezuela, namely the Land Occupation Permit and the Permit to Impact Natural Resources, were issued for the development of the Las Cristinas project. The 1996

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EIA was updated by Crystallex to reflect the reduced environmental impact that its project would have due to changes in the project scale and design, and environmental characteristics. Some of the project changes include: (i) reducing the initial processing capacity from 40,000 to 20,000 tpd, (ii) changing the processing flow sheet to produce gold only and, (iii) changing the design of the tailings management facility from two cells to one. After modifications to reflect the CVG’s observations and comments, the EIA was approved by the CVG in March 2004.

The Las Cristinas EIA was submitted to the MARN in April 2004, thereby initiating the final environmental permitting process for Las Cristinas. The updated EIA and complementary addenda submitted to the MARN since April include an initial conceptual Site Closure and Rehabilitation Plan, a new SocioEconomic Impact Analysis and an Environmental Supervision Plan that meets both Venezuelan and World Bank standards. Following the submission of the EIA, the first, and prerequisite, permit for Las Cristinas, the Land Occupation Permit, was confirmed. The final Permit to Impact Natural Resources is expected in mid-2005.

Financing for Construction

In 2004, the Company raised gross proceeds of US$182 million through two separate offerings with the majority of the proceeds budgeted for Las Cristinas project. In April 2004 Crystallex engaged BNP Paribas (“BNPP”) as project finance advisor to assist in the arranging and structuring of project finance debt for the development of Las Cristinas.

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Left: Kilometer 88 Revegetation Program. Right: Paving local roads in Kilometer 88 region.

CORPORATE RESPONSIBILITY

Corporate Objective

Crystallex is committed to develop and operate its mining projects based on the principles of continuous improvement and environmentally responsible, sustainable development. We believe that this will best reward all stakeholders of the Company, most notably the local communities which are directly influenced by its operations.

Our corporate objective is to ensure that our activities comply with all applicable workplace health and safety rules, environmental laws and social standards. In regions where these laws and standards are not yet fully developed, we look to be a proactive participant in that development. In the meantime, we apply international best practices to achieve our corporate objectives.

The Board, our Chief Executive Officer and every employee of the Company share both the commitment and the responsibility to meet these objectives in the communities and environments in which we operate.

Environment

Crystallex is committed to the environmentally sound management of our development projects and operations. Compliance with all applicable environmental laws and standards is the foundation of our philosophy. Sound environmental practices are central tenets of our operation.

To meet our corporate environmental policies and objectives, environmental training and awareness programs are an integral part of our operating philosophy. We seek to continuously improve the environmental protection and pollution prevention measures at all of our operations and projects.

Among recent activities, Crystallex has:

To ensure that our activities comply with all applicable workplace health and safety rules, environmental laws and social standards.

Our Commitment

To continuosusly improve the pollution prevention and environmental protection measures at all of our operations and projects.

	•	Appointed a corporate Vice President, Environment (April 2004)

	•	Strengthened our team of environmental staff at the El Callao operations and the Las Cristinas project

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Left:
Ambulance acquired by Crystallex to enhance its Health and Safety Program.

Right:
Crystallex sponsored medical team screening samples as part of anti-malaria project for local residents of Kilometer 88.

•	Invested in improved environmental controls at the Revemin II metallurgical plant

•	Initiated the implementation of the ISO 14001 Environmental Management System for Las Cristinas project

Social Responsibility

Crystallex commits to employ the highest standards of corporate citizenship in all of its operations and development projects. Our social development programs support local communities with long-term employment, training, economic development, local infrastructure and health care.

At Las Cristinas, our commitment has gained the confidence and support of the Mayor, the Municipality and the local communities. In fact, many residents and community leaders have put this support it in writing.

In January 2005, ten leaders of local community groups wrote a public letter to the Governor of Bolivar State. It requested that the Governor act as intermediary to ensure that the Las Cristinas project be permitted in a timely manner so that local communities might secure the related employment and social development benefits as soon as possible.

A delegation of approximately 400 people traveled some 150 kilometers to hand-deliver this letter to the Mayor of Tumeremo for onward delivery to the Governor. The signatories included the leaders of four local community associations, the captains of four local indigenous communities, the President of the Union of Construction Workers of Bolivar Sate, and the General Co-ordinator: Pro-Employment Commission.

Crystallex has contracted a Venezuelan Non-Government Organization to design a Social Investment plan for the project and to manage its implementation for the 2005-2006 operating period. Crystallex has also hired a Community Relations Director for the project and increased the staff of the Community Relations group.

Social Development We support these communities with long-term employment, training, economic development, local infrastructure and health care.

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Left: School bus provided by Crystallex for children in El Callao. Right: Local Venezuelan employees at Las Cristinas.

Social Responsibility (continued)

The Community	Since entering into our Las Cristinas Mine Operating Agreement, Crystallex has:

Most of our mine employees will come from	•	Constructed 30 new homes for local residents
the region and will be
integral to the success of our mining projects.	•	Installed or upgraded water treatment plants for eight communities

	•	Installed a sewer network to serve three communities

	•	Tarred the portion of the gravel road that connects the highway and Las Cristinas and runs through the communities of Santo Domingo and Nuevas Claritas

	•	Upgraded the local medical centre, installed X-Ray and dental facilities and continued to provide ongoing medical supplies for the centre

In addition, Crystallex also:

	•	Funds and administers a local education scholarship program

	•	Provides a number of small miners’ associations with ongoing job training programs

	•	Provides full-time employment opportunities for more than 125 local residents

	•	Is in the process of installing a sewage-treatment plant for the local community

Crystallex will be working with the community to educate and train necessary operating staff. We look forward to serving as a major employer to the region, initially during construction of the project and thereafter during the operation of mining and related facilities. Most of our mine employees will come from the region and will be integral to the success of our mining projects, particularly Las Cristinas.

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Left: Crystallex sponsored training programs for local indigenous women. Right: Commemorative plaque for Crystallex sponsored housing project.

Health & Safety

Crystallex has a goal of zero lost-time incidents that endanger the health and safety of Company personnel. Importantly, incidents that do not cause lost time are recorded and analyzed to minimize the chance of a repeat event. With a new Health and Safety policy in place, we are working to achieve this level of safety excellence through the consistent and active participation by every employee, every day, in every aspect of our jobs.

At El Callao, the Company has provided the community with a bus to transport children safely to school.

At Las Cristinas, the Company is providing training in safe operation for local small-scale artisanal miners who are licensed to exploit previously mined tailings. With the CVG and the Ministry of Energy and Mines, we are working to organize these artisanal miners into cooperatives, provide them with safety training and support technology, and offer suitable candidates the opportunity to join our Las Cristinas job training programs.

Sustainable Development And Social Responsibility

Crystallex Receives Community Recognition Award

In January, 2004, our social investment programs at Las Cristinas were formally recognized by the Sifontes Municipality and Bolivar State. Crystallex and the Las Cristinas project were awarded the “Orden General Domingo Sifontes – Primera Clase” (Order of General Domingo Sifontes – First Class). This prestigious award is the highest decoration bestowed by the Municipality, and recognizes outstanding contribution to the region and its residents.

2004 marked the first time that public companies received this award. Only two companies, Crystallex and Minera Hecla, were recognized for their outstanding contributions to local communities. Among other recipients were the Governor of Bolivar State, the Archbishop, the Dean of the University and the Army’s Chief in Command.

Safe Operation

We are working to organize artisanal miners into cooperatives and provide them with safety training and support technology.

Orden General Domingo Sifontes – Primera Clase

This prestigious award is the highest decoration bestowed by the Sifontes Municipality and recognizes outstanding contribution to the region and its residents.

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Management’s Discussion and Analysis of Financial and Operating Results
For the Year Ended December 31, 2004 (All dollar amounts in US dollars, unless otherwise stated)

The following Management’s Discussion and Analysis (MD&A) of the audited financial condition and results of the operations of Crystallex International Corporation (Crystallex or the Company) for the year ended December 31, 2004 should be read in conjunction with the Company’s annual audited consolidated financial statements and the notes relating thereto. The audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Effective January 1, 2004, the Company prepares and files its audited consolidated financial statements and MD&A in United States dollars. Except where noted, this MD&A has been prepared as of March 28, 2005.

Highlights

•	Gold reserves at Las Cristinas increased to 12.8 million ounces by the end of 2004. Further drilling commenced early 2005.

•	Las Cristinas detailed engineering 66% completed by year end; plan to substantially complete by the end of the first quarter 2005.

•	Raised $182 million in debt and equity financings.

•	Cash and short term investments total $134 million.

•	Settled gold sales contracts of 185,667 ounces during the year. Gold sales contracts reduced to 164,358 ounces at the end the year. Further settlements subsequent to year end have reduced the number of outstanding contracts to approximately 111,000 ounces.

•	Net loss for the year of $60.7 million, or ($0.35) per share, inclusive of a non-cash write-down of mineral properties of $32.0 million and a $1.0 million commodity contract loss.

Key Statistics

	2004	2003	2002

Operating Statistics
Gold Production (ounces)[1]	48,973	35,244	27,791
Gold Sold (ounces)	49,478	30,632	28,088
Per Ounce Data:
Total Cash Cost [2]	$365	$385	$346
Average Realized Gold Price	$409	$363	$310
Average Spot Gold Price	$410	$363	$310
Gold Reserves (ounces)	12,939,400	10,584,300	10,465,100

Financial Results ($ 000’s)
Revenues	$20,246	$11,329	$8,523
Net Loss	$(60,654)	$(61,487)	$(36,134)
Net Loss per Basic Share	$(0.35)	$(0.52)	$(0.43)
Cash Flow from Operating Activities[3]	$(36,005)	$(26,539)	$(2,936)

Financial Position ($ 000’s)
Cash and Equivalents	$5,767	$26,204	$3,606
Short-term investments	$30,277	—	—
Restricted Cash and Equivalents	$98,006	—	—
Total Debt	$85,088	$7,488	$21,561
Shareholders’ Equity	$143,554	$78,998	$52,601
Weighted Average Common Shares
Outstanding - Basic (millions)	172.2	118.3	84.4

[1]	Gold production is from continuing operations only, excluding production from the San Gregorio mine which was sold in 2003.
[2]	For an explanation, refer to the section on Non-GAAP measures. The calculation is based on ounces of gold sold, not ounces produced.
[3]	Cash flow after working capital changes and before capital expenditures.

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Financial Results Overview

The Company recorded a net loss of $60.7 million, or $0.35 per share in 2004, compared with a net loss of $61.5 million or $0.52 per share in 2003. The net loss in 2004 includes mineral property and plant and equipment write-downs of $32.0 million, a commodity contract loss of $1.0 million and a stock option based compensation charge of $5.3 million. The net loss for the prior year included mineral property write-downs of $17.5 million and a commodity contract loss of $16.5 million.

Revenue of $20.2 million in 2004 was significantly higher than $11.3 million of revenue in 2003. The increase in revenue was attributable to a 62% increase in ounces of gold sold and to higher realized gold prices. In 2004, the Company sold 49,478 ounces of gold at an average realized price of $409 per ounce, while in 2003, 30,632 ounces of gold were sold at an average realized price of $363 per ounce. The average spot gold price in 2004 was $410 per ounce, compared with $363 per ounce in 2003.

Operating cash flow was a deficit of $36.0 million in 2004, compared with a deficit of $26.5 million in 2003. In 2004, mine site operating cash flow of $2.2 million was offset by expenditures of $19.1 million to financially settle gold sales contracts and by $18.2 million of general and administrative expenses, which were $1.8 million higher than 2003. Capital expenditures increased by $41.9 million to $50.9 million, principally due to increased spending on Las Cristinas. The Company raised approximately $182 million in debt and equity financings during 2004. At year end 2004, the unrestricted cash and short-term investments balance was $36.0 million and the Company had restricted cash of $98.0 million.

Development Projects

Las Cristinas

Overview

In September 2002, the Company signed a Mining Operation Agreement (Agreement) with the Corporacion Venezolana de Guayana (CVG) which granted Crystallex exclusive rights to develop and exploit the gold deposits on the Las Cristinas property. A positive Feasibility Study was completed by SNC Lavalin Engineers and Constructors Inc. (SNCL) in September 2003. The study was approved by the CVG in March, 2004. An Engineering, Procurement and Construction Management (EPCM) contract to provide services for the development of Las Cristinas was awarded to SNCL in March 2004.

An Environmental Impact Study (EIS) was submitted to the Ministry of the Environment and Natural Resources (MARN) in April 2004 to initiate the project permitting process. In September 2004, a SocioEconomic Impact Assessment was completed by Proconsult C.A., of Venezuela and, also in September, SNCL completed a construction phase Environmental Supervision Plan. Both reports were submitted to the MARN. The process for obtaining the Permit to Impact Natural Resources (“Permit”) is continuing and the Company is presently addressing normal course business technical and environmental clarifications requested by the MARN. The Company’s efforts to obtain a speedy resolution to the permitting process have been publicly supported by senior political officials. Based upon public representations by Venezuelan officials, it is presently expected that the Permit will be issued by the end of the second quarter of 2005.

2004 Progress and Ongoing Work

Capital expenditures of $40.7 million on Las Cristinas, inclusive of approximately $19 million of costs directly related to project development.

30	Crystallex Annual Report 2004

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DEVELOPMENT PROJECTS (CONTINUED)

Resource and Reserve Update

Resource and reserve estimates for Las Cristinas were updated in 2004 to reflect the results of drilling completed by Crystallex in 2003 (2,199 metres) and 2004 (7,120 metres). At a $350 per ounce gold price, reserves at Las Cristinas are now estimated at 333 million tonnes grading 1.2 grams per tonne, containing 12.8 million ounces of gold. The increase in reserves was due to including the results of the 2003 and 2004 infill drilling as well as using a gold price of $350 per ounce for the new estimate as opposed to $325 per ounce in the prior estimate. Of the 2.6 million ounce increase, approximately 71% is attributable to the infill drilling and 29% is due to using the higher gold price. At a $400 per ounce gold price, reserves increase to 387 million tonnes grading 1.2 grams per tonne, containing 13.94 million ounces of gold. The Company is currently undertaking another infill drill program of approximately 5,000 metres at Las Cristinas.

Control Budget Estimate and Improved Project Economics

During the first three months of the EPCM contract, Crystallex and SNCL undertook a comprehensive review of the Las Cristinas capital costs to produce a project Control Budget. The review resulted in a modest increase in capital costs, from $242 million to $265 million of which approximately $11 million related to discretionary investment items that reduced the project’s operating costs and improved the project’s IRR. The principal positive impact on operating costs and overall project economics was achieved by switching from contract mining to owner operated mining for saprolite ores. The balance of some $12 million reflected cost increases equating to a 5% increase on the $242 million feasibility study capital cost. After incorporating the new reserve estimate of 12.8 million ounces and the results of the Control Budget exercise, the project’s pre-tax, unleveraged IRR is 17.7% using a $350 per ounce gold price. Cash costs, including royalties, are forecast to average $125 per ounce for the first five years and $206 per ounce for the life of the project.

EPCM Progress

•	Procurement of equipment and awarding of service contracts is ongoing. At year end, 100 of a total of 168 purchase orders and construction and service contracts had been awarded. By the end of 2004, commitments related to purchase orders and contracts under the $265 million Control Budget totalled $85 million, while actual expenditures were approximately $19 million. Purchasing of certain bulk materials and supplies has been delayed until receipt of the Permit.

•	Engineering design was 66% completed by year end. By the end of February 2005, engineering design had progressed to 82% completion, on target for 90% completion by the end of March, 2005.

•	The Project Schedule will be updated upon receipt of the final Permit. It is currently expected that the development and construction period will be approximately 16 months from the date of the issue of the Permit until the start of gold production.

Site Construction Activities

•	SODEXHO, the camp operator and caterer, recently completed the rehabilitation of the existing construction camp. Upgrading of the dining hall continues.

•	The site administration offices were completed and SNCL and Crystallex staff are set up in the offices.

•	Work continued on extending the existing airstrip at site from 545 metres to 1,000 metres.

•	Upgrading of the 19 kilometre site access road started in January 2005 and is expected to be completed during the second quarter.

•	The earthworks contractor for the access road and river diversion channel commenced limited activities including surveying, upgrading the access road and mobilization of some equipment. Full mobilization will commence upon receipt of the Permit.

Crystallex Annual Report 2004	31

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DEVELOPMENT PROJECTS (CONTINUED)

Project Recruiting

By year end, most senior positions were filled, including Manager Mining, Manager Process, Controller, Environmental Superintendent and Community and Government Relations Manager. In addition, the Electrical and Instrumentation and Mine Maintenance Superintendents have been recruited. A procurement office was opened in Houston, Texas for procurement and freight forwarding of supplies and equipment.

Additional Technical Studies

A comprehensive field investigation program was undertaken by SNCL during 2004 and reports were completed by the end of the year. The program comprised three components: (i) geotechnical work, which included drilling and test pitting, was undertaken to establish subsurface conditions and design parameters for detailed engineering and construction of the project and focused in particular on the tailings management facility and the process plant site, (ii) environmental and hydrogeological work, which included environmental drilling to collect baseline groundwater quality information from deep wells and hydrogeological drilling to assist in determining and monitoring groundwater flows and allow for design pumping rates during mining, and (iii) review of open pit slopes and waste dump stability.

Social Development Program

The Company is continuing with its program of developing a long-term partnership with the local communities. The Company’s social development program is dedicated to supporting the communities near Las Cristinas with long-term employment training, economic development, local infrastructure and health care.

On-going programs include providing medicines to the local medical clinic, funding a scholarship program, providing technical assistance to small-scale miners and providing regular maintenance services for the local medical centre. In addition, Crystallex is continuing with community infrastructure programs. In 2004, four programs were completed: i) 30 houses were constructed in the community of Santo Domingo, ii) water treatment plants were installed and integrated for the benefit of eight communities, iii) a sewer network was constructed in two communities and iv) the local road was upgraded and paved from KM 85 through Nuevas Claritas and Santo Domingo. The cost of the four infrastructure projects was approximately $1.3 million. In 2005, Crystallex will commission two sewage treatment plants and connect them to the new sewerage grid. The Company has also committed to a significant upgrading of the Las Claritas Medical Centre. The budget for these two projects is approximately $825,000.

The Company is presently developing a Community Relations program. A Venezuelan firm, Plan Urbe, has been engaged to carryout the design of a long term program for providing assistance to the local communities. Plan Urbe will work from a local office to implement the social development plan.

32	Crystallex Annual Report 2004

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DEVELOPMENT PROJECTS (CONTINUED)

Albino

On February 25, 2005, the Company announced that the Ministry of Energy and Mines (MEM) had terminated the Company’s Albino rights. The decision was based upon a review by the MEM of properties that are perceived to be inactive or non-compliant. The decision has been appealed by Crystallex to the Ministry of Basic Industries and Mining (MIBM), which was created when the MEM was split into two new ministries, the MIBM and Ministry of Energy and Petroleum. However, due to the uncertainty of the outcome of the appeal, the Company has written down the carrying value of its investment in the Albino concession to nil. The Company has decided not to report any reserves or resources for Albino. The decision to write down the value of Albino has also impacted the carrying value of the Revemin mill since the initial ore produced from Albino was planned to be processed at Revemin.

Between 1994 and 1998, Crystallex operated a small open pit mine on the Albino concession. Approximately 40,000 ounces were produced over the four year period. Operations were suspended in 1998 due to a depletion of the open pit ore reserves. A Feasibility Study completed in 2001, estimated reserves of approximately 100,000 ounces and demonstrated the viability of developing a small underground mine at Albino. In late 2004, Crystallex began development of the underground mine and in mid February 2005 the Company received the Permit to Impact Natural Resources for open pit mining which was required for Crystallex to sink the decline through the Saprolite zone. An application is in process for a similar permit for underground mining in order to continue the decline into bedrock. Sinking of the decline through the Saprolite zone has been suspended pending the outcome of the appeal process. The Special Commission of the Permanent Commission of Energy and Mines in the National Assembly of Venezuela has issued a report recommending that MIBM reconsider the termination of Crystallex’s Albino concession.

Operations Review

Production

Gold Production (ounces)	2004	2003	2002

Tomi Open Pits	35,961	24,360	2,347
Tomi Underground	5,891	2,753	0
La Victoria	2,412	5,564	22,548
Purchased Material	4,709	2,567	2,896

Total Gold Production (ounces)	48,973	35,244	27,791

Total Ore Processed[1] (tonnes)	443,504	370,276	366,909
Head Grade of Ore Processed (g/t)	3.7	3.5	3.0
Total Recovery Rate (%)	93%	84%	79%
Total Recovered (ounces)	48,973	35,244	27,791

Total Cash Cost Per Ounce Sold	$365	$385	$346

Mine Operating Cashflow ($,000)	$2,208	$(454)	$(1,199)
Capital Expenditures ($,000)	$9,900	$1,722	$3,049

[1]	Ore from Tomi, La Victoria and purchased material is processed at the Company’s Revemin mill.

Crystallex Annual Report 2004	33

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OPERATIONS REVIEW (CONTINUED)

Production (continued)

The Company achieved record gold production of almost 49,000 ounces from its Venezuelan operations in 2004. Production in 2004 was 39% higher than the 35,000 ounces produced in 2003. Almost all gold production in 2004 was from the Tomi concession.

The production gains in 2004 are attributable to capital investment programs that commenced in the last quarter of 2003 and continued throughout 2004. Capital funding was directed towards improving mine equipment availability and utilization, a mill modernization program and re-stocking the warehouse of critical spare parts. The capital investment programs allowed for a steady supply of ore to the Revemin mill and improved mill availability from 85% in 2003 to 94% in 2004. Revemin processed twenty percent more ore in 2004 than in 2003. Gold production was also higher in 2004, as a result of higher gold grades and recoveries. Gold recovery in particular was almost 10% higher in 2004, averaging 93% for the year compared with 84% in the previous year. The grade and recovery improvements are due to processing ore almost entirely from the Tomi concession in 2004. Tomi ore is higher grade and does not have the refractory characteristics of the La Victoria ore. La Victoria accounted for over one third of the ore processed in the first nine months of 2003 and, on average, the La Victoria ore grade was 2.84 g/t and gold recovery was 68%.

The mining operations generated cash flow of approximately $2.2 million in 2004, compared to a deficit of $454,000 in 2003. After capital expenditures, mine site cash flow was a deficit of $7.7 million in 2004 and a deficit of $2.2 million in 2003.

The Tomi and Lo Increible properties (where the La Victoria deposit is located) have considerable exploration potential. Since the Company acquired the properties in 2000 and 2001 respectively, very little exploration has been undertaken. The Company has commenced a concerted exploration program at both properties in 2005. At Tomi, potential exists along the down plunge extension of the existing underground mine and below the existing pits. On Lo Increible, a string of gold showings have been identified. Metallurgical testwork has commenced on samples to assist in prioritizing drill targets and a drill program is planned for the second half of 2005.

The Company is currently assessing the viability of maintaining gold production at the Revemin mill during the comprehensive exploration program, which will continue throughout 2006. In particular, a review has commenced of operating the Revemin mill at a reduced rate in 2006 when ore will likely only be available from the Tomi underground mine. Proven and probable reserves at the Tomi underground only support a mine life of approximately two years although the mineralized system is known to extend well beyond these limits. Although Crystallex expects that the Tomi underground mine will, as is typical of most such mines, continue to replace reserves for years to come, the carrying value of the Revemin mill has been written down by $13.8 million to a carrying value that reflects its conservatively estimated two year useful life.

34	Crystallex Annual Report 2004

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OPERATIONS REVIEW (CONTINUED)

Tomi

100% Basis	2004	2003	2002

Tomi Open Pits (100% Crystallex)
Tonnes Ore Mined	334,289	268,169	25,644
Tonnes Waste Mined	2,751,124	919,137	2,908
Tonnes Ore Processed	350,008	247,644	27,998
Average Grade of Ore Processed (g/t)	3.46	3.48	3.01
Recovery Rate (%)	92%	88%	87%

Production (ounces)	35,961	24,360	2,347

Tomi Underground (100% Crystallex)
Tonnes Ore Mined	26,966	12,698	0
Tonnes Ore Processed	28,454	11,070	0
Average Grade of Ore Processed (g/t)	6.89	8.31	0
Recovery Rate (%)	94%	93%	0

Production (ounces)	5,891	2,753	0

The Tomi concession accounted for 41,852 ounces, or 85%, of total gold production in 2004. Of this, approximately 36,000 ounces were from the two open pit mines and the balance from the underground mine. Open pit production was 48% higher in 2004, compared with 2003, as the Company did not move all open pit production to Tomi until the end of the third quarter of 2003 when operations were suspended at the La Victoria mine. Ore reserves at the open pit operations are expected to be depleted by the end of 2005. As a result the carrying value of Tomi has been written down by $3.6 million reflecting these limited reserves. An exploration drilling program is planned for 2005 to test for mineralization below the pit floors.

The Tomi underground mine produced 5,891 ounces in 2004, compared with 2,753 ounces in 2003. Full production of approximately 200 tonnes of ore per day is forecast by the third quarter of 2005.

La Victoria

100% Basis	2004	2003	2002

La Victoria (51% Crystallex)[1]
Tonnes Ore Mined	36,012	86,078	333,857
Tonnes Waste Mined	481,210	461,163	937,949
Tonnes Ore Processed	25,974	89,025	326,572
Average Grade of Ore Processed (g/t)	3.18	2.8	2.8
Recovery Rate (%)	91%	68%	76%

Production (ounces)	2,412	5,564	22,548

[1]	Crystallex owns 100% of 0702259 B.C. Ltd. which in turn has an indirect 51% equity interest in Lo Increible (including the La Victoria deposit) through the Venezuelan holding company, Osmin Holdings Limited. Crystallex has a 75% share of the cashflow until the total debt from Osmin due indirectly to Crystallex is fully repaid and a 51% share thereafter. Presently, there is no distributable cashflow, and Crystallex reports all production and reserves for its account.

Crystallex Annual Report 2004	35

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OPERATIONS REVIEW (CONTINUED)

La Victoria (continued)

In February 2005, Micon International completed a Pre-Feasibility Study of the La Victoria deposit based on construction of a Bio-Oxidation (BIOX) plant at the Company’s Revemin mill to treat refractory ore at La Victoria. Goldfields, Hatch Associates and John Goode and Associates undertook the metallurgy and processing sections of the Pre-Feasibility Study. A BIOX pilot plant was operated at Goldfields in South Africa which confirmed the amenability of the refractory La Victoria ore to the BIOX process and indicated that gold recovery from the refractory ore can be improved from approximately 60% using conventional cyanidation to 88% when pre-treated with the BIOX process. The Company also completed approximately 8,600 meters of drilling at La Victoria in 2004 and Mine Development Associates updated the La Victoria resource model.

Although the pilot plant demonstrated that the BIOX process was technically feasible, the Pre-Feasibility Study determined that it was not economic to construct a 1,000 tpd BIOX plant for treating the La Victoria ore. There is insufficient mineralized material to recover the required capital investment of $18.6 million for the BIOX plant and approximately $4 million for the Yuruari River diversion and pre-production waste stripping. Incorporating the results from the 2004 drill program, MDA estimated an indicated resource of 2.5 million tonnes grading 4.4 grams per tonne containing 359,000 ounces, of which 176,000 ounces was estimated by MDA as being extractable given the BIOX operating cost forecasts. This amount of extractable ounces could not economically support the capital and operating costs associated with the BIOX process assessed. As the BIOX project was uneconomic no reserves are reported. A smaller (500 tpd) BIOX plant was considered, which reduced the plant capital to approximately $12 million. However, the project was still not economically viable.

The Company is currently evaluating an alternative processing option for the La Victoria sulphide material which contemplates a flotation plant followed by sale of a concentrate to either a smelter or another plant that requires sulphide concentrate. A report evaluating this alternative is expected to be completed during the second quarter of 2005. In addition, exploration is being conducted for a possible extension of the La Victoria orebody that has been potentially displaced by faulting.

Income Statement

Revenue

Revenue in 2004 was $20.2 million, compared with $11.3 million in 2003. The increase in revenue in 2004 was attributable to selling over 60% more gold than the prior year and realizing a higher average price on gold sales. Gold sales in 2004 were 49,478 ounces, compared with 30,632 in 2003. The increase in ounces sold was due to higher gold production as described in the Operations Review section of this MD&A. The Company realized an average gold sales price of $409 per ounce in 2004 and $363 per ounce in 2003. Spot gold prices averaged $410 per ounce in 2004 and $363 per ounce in 2003. Crystallex presently sells all its gold to the Venezuelan Central Bank and receives the prevailing spot gold price. Gold sales proceeds are received in local currency and are used to fund ongoing operations and capital projects in Venezuela.

36	Crystallex Annual Report 2004

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INCOME STATEMENT (CONTINUED)

Operating Expenses

The Company’s total cash costs of production include mining, processing, mine administration, royalties and production taxes and exclude corporate general and administrative expenses, depreciation and depletion, financing costs, capital costs, exploration and reclamation accruals.

The Company’s costs of sales for 2004 were $18.0 million, compared with $11.8 million in 2003, as more ounces of gold were produced and sold in 2004 than in 2003. Gold sales were 49,478 ounces in 2004, compared with 30,632 ounces in 2003.

Operating costs in 2004 are higher than 2003 due to a substantial increase in mining and processing activity as described in the Operations Review section of this MD&A. A total of 3.6 million tonnes of material (waste and ore) was mined in 2004 and 444,000 tonnes of ore were processed, compared with 1.7 million tonnes of material mined and 370,000 tonnes of ore processed in 2003.

On a unit cost basis, total cash costs were $365 per ounce of gold sold in 2004, compared with $385 per ounce in 2003. Although unit costs decreased in 2004 as a result of productivity improvements and higher ore grades and gold recovery, the cost per ounce remained high as a result of the significant amount of waste rock mined. The strip ratio (the ratio of waste mined to ore mined) at the Tomi open pits averaged 8.2 : 1.0 in 2004, compared with 3.4 : 1.0 in 2003. Also, at La Victoria, only 2,414 ounces of gold were produced as mining was concentrated on waste stripping, which continued while the Bio-Oxidation Pre-Feasibility Study was undertaken. Excluding La Victoria, the Company’s operating costs were approximately $331 per ounce.

General and Administrative Expenses

General and Administrative expenses were $18.2 million in 2004, compared with $16.4 million in 2003. Adjusting for one-time charges of approximately $2.1 million in 2004 and $5.0 million in 2003, the year-over-year increase in general and administrative expenses was $3.9 million. Expenses in 2004 reflect an increase in corporate activity related to the ongoing development of the Las Cristinas property. Compensation, professional fees and travel were approximately $3.0 million higher in 2004 than in 2003.

Included in the 2004 total are one-time charges of $2.1 million related to the settlement of prior years’ taxes and related penalties in Venezuela. Costs in 2003 included one-time bonus payments of approximately $2.4 million.

Forward Sales and Written Call Options

Crystallex made considerable progress during 2004 towards its objective of eliminating existing gold sales commitments. By December 31, 2004, the Company reduced its gold contracts by over 50%, or 185,667 ounces. At year end, 164,358 ounces remained committed under forward sales and call option contracts. During 2004, the Company expended cash of $19.1 million to financially settle gold contracts at an average price of $399 per ounce.

At December 31, 2004, the Company’s gold contract position totalled 164,358 ounces, comprising 82,426 ounces of fixed forward contracts and 81,932 ounces of call options. The average contract price is US$307 per ounce.

Crystallex Annual Report 2004	37

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INCOME STATEMENT (CONTINUED)

Forward Sales and Written Call Options (continued)

	2005	2006	Total

Fixed Forward Gold Sales (ounces)	42,430	39,996	82,426
Average Price (US$/ounce)	$305	$310	$307
Written Gold Call Options (ounces)	79,932	2,000	81,932
Average Exercise Price (US$/ounce)	$307	$348	$308
Total (ounces)	122,362	41,996	164,358
Average Price (US $/ounce)	$306	$312	$307

In January 2005, the Company settled financially 53,440 contract ounces maturing in 2005 at a cost of $6.8 million. After these settlements, the Company’s gold contract position was reduced to 110,918 ounces.

Accounting for Derivative Instruments

The Company’s existing forward sales and call options are designated as derivatives so they do not qualify for the normal sales exemption (or hedge accounting) for accounting treatment. The Company’s metal trading contracts are recorded on the Balance Sheet at their mark-to-market value. Crystallex has no off-balance sheet gold contracts. Changes in the mark-to-market value of derivatives are recorded on the Balance Sheet and are recorded in earnings as an unrealized commodity contract gain (loss) in the Statement of Operations. The gains and losses occur as a result of changes in commodity prices and interest rates.

The variation in the mark-to-market value of options and forwards from period to period can cause significant volatility in earnings. The commodity contract loss in 2004 was $1.0 million. This included an unrealized gain of $18.1 million offset by a realized loss of $19.1 million. The unrealized gain represents the reduction in the mark-to-market value of the Company’s gold contract obligations since December 31, 2003, while the realized loss reflects the cash cost during the year of financially settling 185,667 ounces of gold contract obligations.

Mark-to-Market

At December 31, 2004, the unrealized mark-to-market value of the Company’s gold forward sales and call options, calculated at the year end spot price of US$436 per ounce was negative $22.6 million. This mark-to-market value is recorded on the Balance Sheet as a liability (Commodity Contract Obligations) and represents the replacement value of these contracts based upon the spot gold price at December 31, 2004 and does not represent an obligation for payment. The Company’s obligations under the forward sales contracts are to deliver an agreed upon quantity of gold at a predetermined price by the maturity date of the contract, while delivery obligations under the call options sold are contingent upon the price of gold and will take effect if the gold price is above the strike price of the relevant contract at its maturity date and the option is exercised by the option holder.

In circumstances where the Company is unable to meet the obligations under the fixed forward sales or call options, the Company may negotiate with the counterparty to defer the expiry date of the forward sale or call option, or purchase gold in the market, or settle the positions financially. If the Company were to purchase gold in the market or settle financially the contracts, it would result in a reduction of the Company’s cash. The table below illustrates the cash requirement if the Company had to financially settle all contract positions in excess of planned production. Future production from Las Cristinas is excluded. The analysis assumes the Company is unable to roll existing contracts to future periods and all positions in excess of planned production are required to be settled financially at December 31, 2004 using the spot gold price on that day of US$436 per ounce.

38	Crystallex Annual Report 2004

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INCOME STATEMENT (CONTINUED)

Mark-to-Market (continued)

US$ millions	2005	2006	Total

Total ounces Committed	122,362	41,996	164,358
Planned Production[1]	53,000	29,000	82,000
Excess Committed Ounces	69,362	12,996	82,358
Average Committed Price (US$/oz)	$306	$312	$307
Average Assumed Spot Price (US$/oz)	$436	$436	$436
Cash Required to Settle Excess Positions	$9.0	$1.6	$10.6

[1]	Production forecast excludes Las Cristinas and assumes no gold production from La Victoria and Albino in 2005 and 2006.

The Company cautions readers not to place undue reliance on the projected production figures illustrated above. As noted under “Forward Looking Statements” in the Company’s Annual Report, predictions and forecasts involve inherent risks and uncertainties. A number of factors could cause actual results to differ from plans.

Write-down of Property, Plant and Equipment

The Company annually performs property evaluations to assess the recoverability of its mining properties. Impairment evaluations compare the undiscounted forecast future cash flow from each operation with its carrying value and where the cash flows are less, a write-down to estimated fair value is recorded. In 2004, Crystallex incurred write-downs of mineral properties and plant and equipment of $32.0 million. Of this amount, $13.8 million, was attributed to writing down the carrying value of the Revemin mill to reflect the two year estimated life of reserves to be processed at the mill.

Mineral property write-downs included the Albino concession ($10.4 million) Tomi Concession ($3.6 million) and three exploration properties ($4.1 million). See “Operations Review”.

Liquidity and Capital Resources

Crystallex’s principal sources of liquidity have been equity and debt financings. The Company does not expect to generate positive operating cashflow (after corporate general and administrative expenses) until the Las Cristinas project is operating at full capacity. Crystallex forecasts cash requirements in excess of $300 million through 2006 to build Las Cristinas, fund the Company’s operating deficit, fund capital expenditures at the El Callao operations and for debt service. Crystallex intends to fund this overall requirement with existing cash and restricted cash balances and from a combination of limited recourse project debt financing, other forms of public market debt financing and equity.

Cash and Equivalents

Cash and short-term investments were $36.0 million at December 31, 2004. In addition, the Company had restricted cash and cash equivalents of $98.0 million at year end 2004. The restricted funds are comprised of the following: i) $2.5 million held on deposit with Mitsui & Co. Precious Metals Inc. as margin for gold call option contracts and ii) $95.5 million net proceeds of a senior unsecured note financing held in escrow under the terms of the Escrow Agreement (see Financing Activities). The proceeds are released to pay for approved capital expenditures for the development of Las Cristinas ($81.4 million) and for interest payments on the senior unsecured notes ($14.1 million).

Crystallex Annual Report 2004	39

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LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

Cash and Equivalents (continued)

The timing of cash expenditures is, in part, dependent upon receipt of the Permit for Las Cristinas. Assuming receipt of the Permit for Las Cristinas by the end of the second quarter, restricted cash balances of $81.4 million at December 31, 2004 are forecast to provide sufficient funding for Las Cristinas until the third quarter of 2005. Any delay in receiving the Permit will delay planned expenditures.

The change in the cash balance during 2004 is reconciled as follows:

$ millions

Cash at December 31, 2003	$26.2

Common Share Financing Activities	$98.2
9.375% Note Financing Net Proceeds	95.5
Proceeds from the sale of San Gregorio	1.6
Proceeds from orderly disposition of shares	3.9

Total Sources of Cash	$199.2

Operating Cash Flow Deficit	$(36.0)
Capital Expenditures – Las Cristinas	(40.7)
Capital Expenditures – Other Operations	(10.2)
Debt Service	(1.0)
Financing Fees	(3.5)

Total Uses of Cash	$(91.4)

Net Addition to Cash, Short-term Investments and Restricted Cash	$107.8

Cash, Short-term Investments and Restricted Cash at December 31, 2004	$134.0

Cash Flow from Operations

Cash flow from operations (before capital expenditures) is principally affected by general and administrative expenditures, cash expenditures on reducing the Company’s gold sales commitments, the level of gold sales, realized gold prices, cash operating costs, and movements in non-cash working capital. Cash flow from operations was a deficit of $36.0 million in 2004, compared with a deficit of $26.5 million the year earlier. Positive mine operating cash flow of $2.2 million in 2004 was offset principally by cash used for general and administrative expenses ($18.2 million) and for settling gold contract positions ($19.1 million).

Investing Activities

Capital expenditures totalled $50.9 million in 2004, compared with $9.0 million in 2003. The increase is attributable to higher spending on Las Cristinas and, to a lesser extent, on the Tomi underground mine and the Revemin mill. Capital expenditures for Las Cristinas totalled $40.7 million in 2004 and included expenditures for project development under the EPCM contract and also for general site costs, site security, environmental work, including geotechnical drilling, and legal and professional fees associated with tax structuring and project financing.

40	Crystallex Annual Report 2004

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LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

Investing Activities (continued)

Capital expenditures for 2004 and 2003 are summarized as follows:

($ millions)	2004	2003

Las Cristinas	$40.7	$7.3
Revemin	5.3	1.0
Tomi	3.8	0.4
Albino	0.8	—
La Victoria	—	0.3
Corporate	0.3	—

Total	$50.9	$9.0

Assuming a receipt of the Permit during the second quarter, capital expenditures at Las Cristinas are forecast to be approximately $175 million in 2005 of which $85 million has been committed as at December 31, 2004. As noted, any delay in receiving the Permit will delay planned expenditures.

Financing Activities

On December 23, 2004, the Company completed a $100 million unit offering. Each unit was priced at $1,000 and comprised a $1,000 principal amount, seven year, 9.375% senior unsecured note and 65 common shares of the Company. The net proceeds received by the Company were $95.5 million. The net proceeds were deposited with an Escrow Agent and were divided into two pools: the Interest Pool and the Project Pool. The Interest Pool contains proceeds equal to the first three interest payments on the notes ($14.1 million). Funds will be released from the Interest Pool as the Company makes each of the first three interest payments. Funds from the Project Pool ($81.4 million) will be released to pay for approved capital expenditures contemplated in the Las Cristinas Control Budget of $265 million.

On April 5, 2004, the Company closed an equity financing of 25 million common shares at C$4.00 per share raising net proceeds of $71.7 million. The common share financing had an over-allotment option of 3.75 million shares at C$4.00 per share, which closed on April 28, 2004 and raised additional net proceeds of $10.5 million. Total net proceeds amounted to $82.2 million.

Contractual Obligations and Commitments

The Company’s contractual obligations and commitments, as a December 31, 2004, are tabled below:

US$ millions	Less than One Year	1 - 3 Years	4 - 5 Years	More Than 5 Years	Total

Long Term Debt Repayments	$4.4	$2.1	—	$100.0	$106.5

Equipment and Construction
Purchase Contracts	$85.0	—	—	—	$85.0

Asset Retirement Obligations	$0.5	$1.0	$0.8		$2.3

Operating Lease Obligations	$0.16	$0.38	$0.04	—	$0.58

Precious Metal Contracts:

Fixed Forward Contracts	42,430 oz	39,996 oz	—	—	82,426 oz
	@ an	@ an			@ an
	average of	average of			average of
	US$305/oz	US$310/oz			US$307/oz

Call Options Sold	79,932 oz	2,000 oz	—	—	81,932 oz
	@ an	@ an			@ an
	average of US$307/oz	average of US$348/oz			average of US$308/oz

Crystallex Annual Report 2004	41

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CONTRACTUAL OBLIGATIONS AND COMMITMENTS (CONTINUED)

In addition, the Company has royalty commitments that are only payable if gold is produced. There is no obligation to make payments if gold is not produced. Currently, the Company’s only gold production is from the Tomi concession, which is subject to a 1.75% royalty on gold revenue. All gold production in Venezuela is subject to an exploitation tax, established under the Mining Law, which is payable to the Republic. The exploitation tax is presently 3% of gold revenue.

Related Party Transactions

During 2004, Crystallex entered into the following material transactions with related parties:

Legal Fees

•	McMillan Binch LLP: McMillan Binch LLP provides legal services to the Company. David Matheson is counsel to McMillan Binch LLP and a member of the Board of Directors of Crystallex. During 2004, McMillan Binch LLP was paid $1.2 million for providing corporate legal services to Crystallex.

Management and Consulting Fees

•	Orion Securities Inc.: Orion Securities Inc. is an investment dealer that provided underwriting services to the Company in connection with the 2004 issuances of equity and debt underwriting. Mr. Robert Fung is an employee of Orion Securities Inc. and is Chairman of the Board of Directors of Crystallex. During 2004, Orion was paid $2.8 million for these services, none of which was to the benefit of Mr. Fung.

•	Osprey Capital Partners: During 2004, Crystallex paid $148,000 to Osprey Capital Partners, a partnership in which Robert Fung is a minority partner. The payments to Osprey Capital Partners by Crystallex were for investment banking counselling provided by other partners of Osprey Capital Partners and Mr. Fung. This advice was unrelated to Mr. Fung’s role as Chairman of Crystallex.

•	Riccio Consulting: Dr. Luca Riccio is the former Vice President, Exploration and the principal of Riccio Consulting. During 2004, Crystallex paid $220,500 to Riccio Consulting for providing consulting services to the Company.

•	Capital Markets Advisory Inc.: Michael Brown is the principal of Capital Markets Advisory Inc. and a member of the Board of Directors of Crystallex. During 2004, Crystallex paid $32,800 to Capital Markets Advisory Inc. for providing investor relations and other corporate advisory services to the Company.

Outstanding Share Data

At March 1, 2005, 190,853,437 common shares of Crystallex were issued and outstanding. In addition, at March 1, 2005 options to purchase 10,555,050 common shares of Crystallex were outstanding under the Company’s stock option plan and warrants to purchase 12,983,235 common shares of Crystallex were issued and outstanding.

Quarterly Data

	2004				2003
	Q4	Q3	Q2(1)	Q1	Q4	Q3	Q2	Q1
Revenue	5,037	5,632	5,634	3,943	4,655	2,809	2,508	1,357
Net Income (Loss)	(44,115)	(9,441)	(447)	(6,651)	(38,071)	(24,322)	(3,537)	4,443

(1)	Reflects adjustment of $3.96 million relating to revised accounting treatment of gain derived from Standard Bank orderly disposition agreement.

42	Crystallex Annual Report 2004

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QUARTERLY DATA (CONTINUED)

Revenue for the fourth quarter of 2004 was positively impacted by higher gold production and higher gold prices. Net income in the fourth quarter of 2004 reflects the impact of a $32.0 million write-down of mineral properties and property plant and equipment in 2004 compared with a write-down of $17.5 million in the corresponding period in 2003.

The quarterly trends are consistent with the explanations of the annual trends set out in this MD&A.

Critical Accounting Policies and Estimates

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company’s results. Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs and commodity derivative contracts.

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of asset and liabilities and disclosure of contingent assets at the date of the consolidated financial statements. Significant estimates used herein include those relating to gold prices, recoverable proven and probable reserves, available resources, fair values of commodity derivative contracts, (principally fixed forward contracts and written call options) available operating capital and required reclamation costs. Among other things, these estimates each affect management’s evaluation of asset impairment and the recorded balances of inventories, site closure and reclamation and remediation obligations. It is reasonably possible that actual results could differ in the near term from these and other estimates used in preparing these financial statements and such differences could be material.

Property Evaluations

The Company reviews and evaluates the recoverability of the carrying amounts of all its producing properties and related plant and equipment annually or when events and changes in circumstances indicate that the carrying value may not be recoverable. Estimated net future cashflows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors), operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reductions in the carrying amount of property, plant and equipment, with corresponding charges to earnings, are recorded to the extent that the estimated future discounted net cashflows are less than the carrying amount.

Capitalization of Exploration and Development Costs

Mineral exploration costs such as topographical, geochemical, and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold, or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan are depleted and amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

Crystallex Annual Report 2004	43

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CRITICAL ACCOUNTING POLICIES AND ESTIMATES (CONTINUED)

Commodity Derivative Contracts

The Company uses commodity derivative contracts, principally fixed forward contracts and written call options, to economically hedge exposure to fluctuations in the market price of gold. These instruments are not designated as hedges for accounting purposes and are carried on the balance sheet under the captions Commodity Contract Obligations at estimated fair market value.

Premiums received at the inception of written call options are initially recognized on the balance sheet as a liability. Unrealized gains or losses arising from changes in the fair market value of the liability related to both fixed forward contracts and written call options and realized gains/losses on commodity derivative contracts which are either settled financially or through physical delivery, are recognized in the statement of operations in the period of the change or settlement as commodity contract loss/gain.

Accounting Changes

Change in Functional and Reporting Currency – Effective January 1, 2004, the Company changed its functional currency from the Canadian to US dollar. Concurrent with this change, the Company adopted the US dollar as its reporting currency. Refer to Note 2 of Notes to the Audited Consolidated Financial Statements.

Asset Retirement Obligations – On January 1, 2004, the Company adopted CICA Handbook Section 3110 and changed its accounting policy recognizing the fair value of liabilities for asset retirement obligations in the period incurred. There was no material impact in 2004 as a result of this change. Refer to Note 3 of Notes to the Audited Consolidated Financial Statements.

Stock Based Compensation – Effective January 1, 2004, the Company changed its accounting policy for stock-based compensation and adopted the fair value method of accounting for all its stock-based compensation. Refer to Note 3 of the Notes to the Audited Consolidated Financial Statements. Total expenses in 2004 were $5.3 million.

Impairment of Long Lived Assets – Effective January 1, 2004, the Company adopted the new recommendations with respect to impairment of long lived assets. There was no material impact on the consolidated financial statements. Refer to Note 3 of the Notes to the Audited Consolidated Financial Statements.

Risk Factors

Arbitration Proceedings

The Corporation is a party to or is interested in two arbitration proceedings. See “Legal Proceedings” in the Corporation’s 2004 AIF filed concurrently on SEDAR and EDGAR for a detailed description of the arbitration proceedings.

The Corporation is not a party to the Vannessa arbitration proceedings and cannot predict the outcome of these proceedings (including whether any arbitration award could have a material adverse effect on the Corporation’s rights under the Agreement). See “Legal Proceedings” in the Corporation’s 2004 AIF.

The Corporation is a party to the Vengroup arbitration proceedings and cannot predict the outcome of these proceedings (including whether any arbitration award could have a material adverse affect on the Corporation). See “Legal Proceedings” in the Corporation’s 2004 AIF.

44	Crystallex Annual Report 2004

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RISK FACTORS (CONTINUED)

Lack of Ownership Rights

Under Venezuelan law, all mineral resources belong to the Republic of Venezuela. In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the Las Cristinas Deposits and has elected to do so through the CVG. See “Las Cristinas Project – Mine Operation Agreement”. The Mine Operation Agreement is an operation agreement and does not transfer any property ownership rights to the Corporation. Rather, the Corporation has been authorized to exploit the Las Cristinas Deposits for the CVG in accordance with to the Mine Operation Agreement. The interests of the Corporation in the Las Cristinas Deposits are contingent upon the Corporation continuing to satisfy its obligations under the Mine Operation Agreement. Failure to do so could result in the CVG having the right to terminate the Mine Operation Agreement.

Lack of Copper Rights

In addition to gold, the Las Cristinas Deposits contain copper. Under the Mine Operation Agreement, the Corporation is only entitled to exploit the gold contained in the Las Cristinas Deposits. Based on the feasibility studies carried out by the Corporation and following discussions with the CVG, the Corporation has determined that exploiting the copper contained in the Las Cristinas Deposits would detract from the economics of the Las Cristinas Project. The Corporation does not need the right to exploit the copper contained in the Las Cristinas Deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas Deposits.

Although the Corporation does not believe that the MIBM would do so, the MIBM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas Deposits to the CVG or a third party. The Corporation has been advised by its Venezuelan counsel that:

(a)	if the MIBM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Mine Operation Agreement to negotiate the exploitation of the copper with the Corporation; and

(b)	if the MIBM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, the Corporation’s right under the Mine Operation Agreement to exploit the gold contained in the Las Cristinas Deposits would, as a matter of Venezuelan law, take precedence over the third party’s right to exploit the copper.

If the MIBM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, there can be no assurance that the MIBM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or that the Corporation will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG. Also, if the MIBM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, or if the MIBM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Corporation will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas Deposits takes precedence over the third party’s right to exploit the copper.

Crystallex Annual Report 2004	45

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RISK FACTORS (CONTINUED)

Additional Funding Requirements

Under the terms of the Mine Operation Agreement, the Corporation is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas Deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mine Operation Agreement. In order to carry out the Las Cristinas Project and its other mining projects, the Corporation will need to raise substantial additional financing which may include one or more of non-recourse project debt, other forms of public market debt and equity.

The Corporation currently has limited financial resources and there can be no assurance that sufficient additional financing will be available to the Corporation on acceptable terms or at all. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas Project and other mining projects of the Corporation and could also result in the Corporation defaulting in the performance of its obligations under the Mine Operation Agreement.

Reserves and Resource Estimates

The Corporation’s reported mineral reserves and resources are estimates only. As a result, there can be no assurance that they will be recovered at the rates estimated or at all. Mineral reserve and resource estimates are based on limited sampling and are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources. In addition, short-term operating factors, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Corporation’s profitability in any particular accounting period. If its mineral reserve and resource estimates are incorrect, the Corporation will not correctly allocate its financial resources, causing it either to spend too much on what could be a less than economic deposit or to fail to mine what could be a significant deposit.

Title to Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed or impugned. Although the Corporation has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Corporation has valid title to such mineral properties or that its title thereto will not be challenged or impugned. For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex. The Corporation does not carry title insurance with respect to its mineral properties. A successful claim that the Corporation does not have title to a mineral property could cause the Corporation to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property. Furthermore, as noted above under “Lack of Ownership Rights”, the Mine Operation Agreement does not transfer any property ownership rights to the Corporation.

Gold Price Volatility May Affect Profitability

The gold price can fluctuate widely and is affected by numerous factors beyond the Corporation’s control, including industrial and jewelry demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1998 to 2004, the gold price fluctuated between a low of U.S.$253 and a high of U.S.$454. On December 31, 2004, the p.m. fixing price of gold sold in the London Bullion Market was U.S.$436.

46	Crystallex Annual Report 2004

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RISK FACTORS (CONTINUED)

Gold Price Volatility May Affect Profitability (continued)

The Corporation’s revenues, cash flow and profitability are significantly affected by changes in the gold price. If the gold price declines below the cost of production at any of the Corporation’s operations for a significant period, the Corporation may be required to suspend or terminate production at the affected operation. In addition, the Corporation may be required to restate its mineral reserves and resources, write down its investment and increase or accelerate reclamation and closure charges at the affected operation. Any of these developments could negatively affect the Corporation’s profitability, cash flows and financial position. Accordingly, even if the Corporation discovers and produces gold, there can be no assurance that the gold price will be high enough to enable the Corporation to sell the gold produced by it profitably.

The market price of the common shares of the Corporation is also affected by fluctuations in the gold price.

Gold Hedging Activities

The Corporation has entered into forward contracts and written call options to sell a significant portion of the gold that it anticipates it will produce at its existing operations. These contracts obligate the Corporation to sell specified quantities of gold at a prices set when it enters into the contracts, regardless of the price when the Corporation actually mines the gold. Accordingly, there is a risk that the price of gold will be higher at the time the Corporation mines the gold than when it entered into the contracts, with the result that the Corporation must sell the gold at a lower price than it would have received had it not entered into the contracts. In addition, if the Corporation is not able to produce the specified quantities of gold, it will be required to buy gold at market prices to satisfy its contract obligations. These market prices may be higher than the contract prices or higher than the Corporation’s own cost of production. In addition, the entity contracting to buy gold from the Corporation under the forward contracts could default and, if the contract price were higher than the market price at the time of default, the Corporation would not likely be able to resell the contracted gold at the higher contract price.

Mineral Exploration and Exploitation

Mineral exploration and exploitation involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Corporation has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that the Corporation will discover mineral reserves and resources in sufficient quantities to justify exploitation or that the funds required to exploit any mineral reserves and resources discovered by the Corporation will be obtained on a timely basis or at all. The economics of exploiting mineral reserves and resources discovered by the Corporation are affected by many factors, many outside the control of the Corporation, including the cost of operations, variations in the grade of ore mined and metals recovered, price fluctuations in the metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Corporation’s mineral exploration and exploitation activities will be successful.

The Corporation’s operations may also be affected by the presence of illegal miners: something that is not uncommon in the gold mining areas of the Guyana Shield area of Venezuela. Although the Corporation, in conjunction with the local authorities, employs strategies to control the presence of illegal miners, there can be no assurance that these strategies will be successful or that the Corporation’s operations will not be adversely affected by the presence of illegal miners.

Crystallex Annual Report 2004	47

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RISK FACTORS (CONTINUED)

Country Risk

The Corporation’s mineral exploration and exploitation activities may be adversely affected by political instability and legal and economic uncertainty in the countries where the Corporation has operations. The risks associated with the Corporation’s foreign operations may include political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports and increased financing costs. These risks may limit or disrupt the Corporation’s projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

The Corporation’s principal mineral properties are located in Venezuela. Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Corporation’s operations, including its ability to satisfy its foreign currency obligations.

Uninsurable Risks

Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Corporation may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could negatively affect the Corporation’s profitability and financial position and the value of the common shares of the Corporation. The Corporation does not maintain insurance against environmental risks.

Competition

The competition to discover and acquire mineral properties considered to have commercial potential is intense. The Corporation competes with other mining companies, many of which have greater financial resources than the Corporation, with respect to the discovery and acquisition of interests in mineral properties and the recruitment and retention of qualified employees and other personnel to carry on its mineral exploration and exploitation activities. There can be no assurance that the Corporation will be able to successfully compete against such companies.

48	Crystallex Annual Report 2004

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RISK FACTORS (CONTINUED)

Limited Mining Operations

The Corporation’s Tomi operations and Revemin mill currently account for substantially all of the Corporation’s mineral production and revenues. Any adverse development affecting these operations would have a material adverse effect on the Corporation’s financial performance and results of operations.

Production Risks

The Corporation prepares estimates of future production at its operations. Failure to meet these estimates could adversely affect the corporation’s profitability, cash flows and financial position. There can be no assurance that the Corporation will achieve its production estimates.

The Corporation’s actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Corporation or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Corporation to cease production. These factors also apply to the Corporation’s future operations. For example, it is not unusual for new mining and processing operations to experience unexpected problems during the startup phase.

Environmental Regulation and Liability

The Corporation’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Corporation’s properties, the extent of which cannot be predicted. In the context of environmental permits, including the approval of closure and reclamation plans, the Corporation must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. The Corporation does not maintain environmental liability insurance.

Crystallex Annual Report 2004	49

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RISK FACTORS (CONTINUED)

Environmental Regulation and Liability (continued)

The Las Cristinas Deposits are located within the Imataca Forest Reserve. Presidential Decree 3.110, which establishes an ordinance plan and regulations for the use of the Reserve, permits mining activities in the Reserve and establishes the legal framework for such activities. Presidential Decree 3.110 replaced a previous Presidential decree that was the subject of a legal challenge before the Venezuelan Supreme Court. It is possible that Presidential Decree 3.110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Corporation from exploiting or fully exploiting the Las Cristinas Deposits.

Regulations and Permits

The Corporation’s activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Corporation is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. These permits relate to virtually every aspect of the Corporation’s exploration and exploitation activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Corporation’s permits that could have a significant adverse impact on the Corporation’s existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Corporation will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Corporation from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Currency Fluctuations

Currency fluctuations may affect costs at the Corporation’s operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Corporation’s operating expenses is in non-U.S. dollar currencies. The appreciation of these non-U.S. dollar currencies against the U.S. dollar could negatively affect the Corporation’s profitability, cash flows and financial position.

Recent Losses and Write-downs

The Corporation incurred net losses in 2004 and 2003 and after the restatement of its audited consolidated financial statements for 2002 incurred net losses in each of 2002 and 2001. The Corporation’s profitability depends, among other things, on the gold price, gold production and cash operating costs at its operations and other factors discussed in this section of the Annual Information Form. Substantially all of these factors are beyond the control of the Corporation. There can be no assurance that the Corporation will return to profitability in the near future.

Credit Agreement Restrictions

The Corporation and an indirect, wholly-owned subsidiary of the Corporation are parties to a credit agreement that, among other things, requires the Corporation to maintain specific financial ratios and satisfy specific financial condition tests. Events beyond the control of the Corporation, including changes in general economic and business conditions, may affect the Corporation’s ability to satisfy these ratios and tests. Failure to do so could result in a default under the credit agreement. If an event of default occurs under the credit agreement, the lender could elect to declare all principal amounts outstanding thereunder, together with accrued interest, to be immediately due and payable and to enforce its security over substantially all of the Tomi operations and the Revemin mill.

50	Crystallex Annual Report 2004

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RISK FACTORS (CONTINUED)

Dependence on Key Employees

The Corporation’s business and operations are dependent on retaining the services of a small number of key employees. The success of the Corporation is, and will continue to be, to a significant extent, dependent on the expertise and experience of these employees. The loss of one or more of these employees could have a materially adverse effect on the Corporation. The Corporation does not maintain insurance on any of its key employees.

Potential Dilution

As at December 31, 2004, the Corporation has outstanding options to purchase approximately 10.6 million common shares of the Corporation and warrants to purchase approximately 13.0 million common shares of the Corporation. The Corporation may also issue additional option and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Corporation’s then current shareholders could also be diluted.

NON GAAP MEASURES

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard, (the “Standard”). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to assess profitability and cash flow from Crystallex’s operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce may be reconciled to our Statement of Operations as follows:

$,000’s	2004	2003

Operating Costs per Financial Statements	$18,038	$11,783
By-Product Credits	—	—
Reclamation and Closure Costs	—	—
Operating Costs for Per Ounce Calculation	$18,038	$11,783

Gold Ounces Sold	49,478	30,632
Total Cash Cost Per Ounce US$	$365	$385

Additional information relating to Crystallex, including the 2004 Annual Report, is available on SEDAR or EDGAR.

Crystallex Annual Report 2004	51

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ACCOUNTING RESPONSIBILITIES, PROCEDURES AND POLICIES

The Board of Directors which, among other things, is responsible for the consolidated financial statements of the Company, delegates to management the responsibility for the preparation of the statements. Responsibility for their review is that of the Audit Committee. Each year the shareholders appoint independent auditors to audit and report directly to them on the financial statements.

In preparing the consolidated financial statements, great care is taken to use the appropriate generally accepted accounting principles and estimates considered necessary by management to present fairly and consistently the consolidated financials position and the results of operations. The principal accounting policies followed by the Company are summarized on pages 58 and 61.

The accounting systems employed by the Company include appropriate controls, checks and balances to provide reasonable assurance that the Company’s assets are safeguarded from loss or unauthorized use as well as facilitating the preparation of comprehensive, timely and accurate financial information. There are limits inherent in all systems based on the recognition that the cost of such systems should not exceed the benefits to be derived. The Company believes its systems provide the appropriate balance in this respect.

The Company’s Audit Committee is appointed by the Board of Directors annually and is currently comprised of three independent directors. The Committee meets with management and with the independent auditors (who have free access to the Audit Committee) to satisfy itself that each group is properly discharging its responsibilities and to review the financial statements and the independent auditor’s report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the financial statements for issuance to the shareholders.

Johan van’t Hof	Todd Bruce	Borden Rosiak
Chairman of the Audit Committee	President & Chief Executive Officer	Chief Financial Officer

52	Crystallex Annual Report 2004

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Report of Independent Registered Chartered Accountants

To the Board of Directors and the Shareholders of
Crystallex International Corporation

We have audited the consolidated balance sheets of Crystallex International Corporation as at December 31, 2004 and 2003 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.

“Deloitte & Touche LLP”
Chartered Accountants
Toronto, Ontario
March 11, 2005.

Crystallex Annual Report 2004	53

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CONSOLIDATED BALANCE SHEETS
As at December 31 (Expressed in United States dollars – See Note 2)

	2004	2003

ASSETS

CURRENT
Cash and cash equivalents	$5,766,742	$26,203,536
Short-term investments	30,277,280	—
Restricted cash and cash equivalents (Note 5)	2,500,000	—
Accounts receivable – trade	529,907	860,901
Accounts receivable – other (Note 17)	—	2,000,000
Production inventories (Note 4)	1,784,788	1,751,703
Prepaid expenses and other	2,785,264	1,032,545

	43,643,981	31,848,685
RESTRICTED CASH AND CASH EQUIVALENTS (Note 5)	95,505,636	—
PROPERTY, PLANT AND EQUIPMENT (Note 6)	117,329,337	102,274,263
DEFERRED FINANCING FEES (Note 7)	3,639,702	150,580

TOTAL ASSETS	$260,118,656	$134,273,528

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$6,595,329	$6,968,598
Current portion of commodity contract obligations (Note 10)	16,724,215	20,210,104
Current portion of long-term debt (Note 8)	4,400,000	1,030,000

	27,719,544	28,208,702
LONG-TERM DEBT (Note 8)	80,687,719	6,458,000
COMMODITY CONTRACT OBLIGATIONS (Note 10)	5,855,897	20,498,008
ASSET RETIREMENT OBLIGATIONS (Note 11)	2,301,181	—

	116,564,341	55,164,710

MINORITY INTEREST	—	111,053

COMMITMENTS AND CONTINGENCIES (Note 18)

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 9)	306,031,783	171,994,591
SPECIAL WARRANTS (Note 9)	—	11,886,581
CONTRIBUTED SURPLUS (Note 9)	31,824,328	25,808,171
CUMULATIVE TRANSLATION ADJUSTMENT	11,958,981	11,958,981
DEFICIT	(206,260,777)	(142,650,559)

	143,554,315	78,997,765

	$260,118,656	$134,273,528

(Signed) “Todd Bruce”, Director	(Signed) “Johan van’t Hof”, Director

The accompanying notes are an integral part of the consolidated financial statements.

54	Crystallex Annual Report 2004

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CONSOLIDATED STATEMENTS OF OPERATIONS
Year ended December 31 (Expressed in United States dollars – See Note 2)

	2004	2003	2002

MINING REVENUE	$20,245,690	$11,329,407	$8,523,404

OPERATING EXPENSES
Operations	18,037,768	11,783,185	9,722,636
Amortization	1,161,042	1,019,566	698,767
Depletion	4,869,005	2,034,962	1,365,097

	24,067,815	14,837,713	11,786,500

OPERATING LOSS	(3,822,125)	(3,508,306)	(3,263,096)

OTHER EXPENSES
Amortization	158,969	276,722	210,744
Interest on long-term debt	548,131	906,490	1,375,010
General and administrative	18,223,193	16,375,534	5,750,966
Stock based compensation (Notes 3 and 9)	5,296,977	—	—

	24,227,270	17,558,746	7,336,720

COMMODITY CONTRACT LOSS (Note 10)	(963,717)	(16,475,340)	(22,278,461)

LOSS BEFORE OTHER ITEMS	(29,013,112)	(37,542,392)	(32,878,277)

OTHER ITEMS
Interest and other income	697,638	195,992	49,606
Foreign exchange gain (loss)	397,313	(3,528,401)	587,570
Write-down of property, plant and equipment (Note 6)	(32,003,253)	(17,506,337)	(1,366,194)
Write-down of investment in El Callao (Note 12)	(493,702)	—	—
Loss on sale and write-down of
marketable securities	—	(136,276)	(134,766)

	(31,402,004)	(20,975,022)	(863,784)

LOSS FROM CONTINUING OPERATIONS
BEFORE MINORITY INTEREST	(60,415,116)	(58,517,414)	(33,742,061)
Minority Interest	111,053	—	—

LOSS FROM CONTINUING OPERATIONS	(60,304,063)	(58,517,414)	(33,742,061)
LOSS FROM DISCONTINUED
OPERATIONS (Note 17)	(350,000)	(2,969,088)	(2,392,218)

NET LOSS FOR THE YEAR	$(60,654,063)	$(61,486,502)	$(36,134,279)

BASIC AND DILUTED NET LOSS PER SHARE
Continuing operations	$(0.35)	$(0.49)	$(0.40)
Discontinued operations	(0.00)	(0.03)	(0.03)

	$(0.35)	$(0.52)	$(0.43)

BASIC AND DILUTED WEIGHTED AVERAGE
NUMBER OF SHARES OUTSTANDING	172,234,551	118,309,198	84,441,287

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex Annual Report 2004	55

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CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31 (Expressed in United States dollars – See Note 3)

	2004	2003	2002

CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Loss for the year - continuing operations	$(60,304,063)	$(58,517,414)	$(33,742,061)
Adjustments to reconcile loss to net cash used in operating activities:
Amortization and depletion	6,189,016	3,331,250	2,274,608
Unrealized foreign exchange gain	(71,279)	493,576	2,711,868
Director’s fees	100,000	57,000	71,011
Minority interest in loss of subsidiary	(111,053)	—	—
Interest on long-term debt	79,249	—	209
Management and consulting fees	—	1,378,175	—
Unrealized commodity contract (gain) loss	(18,127,999)	13,808,154	21,879,691
Stock based compensation	5,296,977	—	—
Extension of warrants	225,178	—	—
Loss on sale and write-down of marketable securities	—	136,276	134,766
Write-down of investment in El Callao	493,702	—	—
Write-down of mineral properties	32,003,253	17,506,337	1,366,194
Changes in other operating assets and liabilities
(net of effects from purchase of subsidiaries):
Decrease (increase) in accounts receivable	330,994	(1,993,392)	222,966
Increase in production inventories	(33,085)	(1,160,650)	(385,564)
(Increase) decrease in prepaid expenses and other	(1,752,719)	(745,147)	618,546
Decrease (increase) in due from related parties	—	68,221	(72,969)
(Decrease) increase in accounts payable and
accrued liabilities	(323,269)	(710,761)	1,100,525
(Decrease) increase in due to related parties	—	(190,297)	156,683
Increase in commodity contract obligation	—	—	727,287

	(36,005,098)	(26,538,672)	(2,936,240)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in property, plant and equipment	(50,900,524)	(9,032,425)	(27,031,579)
Increase in restricted cash	(98,005,636)	—	—
Increase in short-term investments	(30,277,280)	—	—
Sale (purchase) of marketable securities	—	365,912	(40,960)

	(179,183,440)	(8,666,513)	(27,072,539)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares for cash	115,113,111	7,059,199	4,636,185
Special warrants and warrants	—	44,765,443	2,915,183
Debt borrowings	78,550,000	3,136,089	19,224,334
Proceeds from orderly disposition of shares	3,957,285	—	—
Debt repayments	(1,029,530)	(1,584,934)	(488,196)
Deferred financing fees	(3,489,122)	—	(1,269,412)

	193,101,744	53,375,797	25,018,094

CASH FLOWS FROM CONTINUING OPERATIONS	(22,086,794)	18,170,612	(4,990,685)
CASH FLOWS FROM DISCONTINUED OPERATIONS	1,650,000	831,476	(829,487)
EFFECT OF FOREIGN EXCHANGE RATE
CHANGES ON CASH AND CASH EQUIVALENTS	—	3,595,235	378,452

(DECREASE) INCREASE IN CASH
AND CASH EQUIVALENTS	(20,436,794)	22,597,323	(5,441,720)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	26,203,536	3,606,213	9,047,933

CASH AND CASH EQUIVALENTS, END OF YEAR	$5,766,742	$26,203,536	$3,606,213

Supplemental disclosure with respect to cash flows (Note 15)

The accompanying notes are an integral part of the consolidated financial statements.

56	Crystallex Annual Report 2004

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CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years ended December 31 (Expressed in United States dollars — See Note 2)

	Number of Common Shares	Amount	Number of Special Warrants	Amount	Number of Warrants	Contributed Surplus	Deficit	Cumulative Translation Adjustment	Equity Component of Convertible Notes	Total

Balance at December 31, 2001	79,347,194	$109,131,000	—	$—	10,978,272	$2,813,369	$(44,437,601)	$(3,681,377)	$1,012,246	$64,837,637
Shares issued:
On exercise of options	1,104,500	1,034,016	—	—	—	—	—	—	—	1,034,016
On conversion of warrants	2,495,125	3,991,676	—	—	(2,495,125)	(389,507)	—	—	—	3,602,169
For directors’ fees	42,612	71,011	—	—	—	—	—	—	—	71,011
For mineral property	282,554	554,402	—	—	—	—	—	—	—	554,402
On settlement of bank loan	677,711	1,097,350	—	—	—	—	—	—	—	1,097,350
For finders fee	35,430	50,339	—	—	—	—	—	—	—	50,339
On conversion of notes	7,737,152	11,082,411	—	—	—	—	—	—	(1,012,246)	10,070,165
Special warrants issued for cash	—	—	2,252,500	2,915,183	—	—	—	—	—	2,915,183
Warrants issued with convertible notes	—	—	—	—	3,195,023	1,234,040	—	—	—	1,234,040
Equity component of convertible notes	—	—	—	—	—	—	—	—	2,482,126	2,482,126
Change in CTA Balance	—	—	—	—	—	—	—	786,660	—	786,660
Net loss for the year	—	—	—	—	—	—	(36,134,279)	—	—	(36,134,279)

Balance at December 31, 2002	91,722,278	127,012,205	2,252,500	2,915,183	11,678,170	3,657,902	(80,571,880)	(2,894,717)	2,482,126	52,600,819
Shares issued:
On exercise of options	270,000	332,500	—	—	—	—	—	—	—	332,500
On conversion of warrants	4,803,457	8,185,623	—	—	(4,803,457)	(1,458,924)	—	—	—	6,726,699
For directors’ fees	40,080	57,000	—	—	—	—	—	—	—	57,000
In settlement of mineral property dispute	229,283	542,766	—	—	—	—	—	—	—	542,766
For settlement of bank loan and bank fees	2,348,184	2,114,811	—	—	—	—	—	—	—	2,114,811
For financial advisory fees	350,000	650,590	—	—	—	—	—	—	—	650,590
For finders fee	61,695	109,705	—	—	—	—	—	—	—	109,705
For legal fees	1,281,124	2,179,579	—	—	—	—	—	—	—	2,179,579
On conversion of notes	17,036,967	16,444,612	—	—	—	—	—	—	(2,482,126)	13,962,486
Conversion of special warrants	17,260,455	14,365,200	(17,260,455)	(14,365,200)	—	—	—	—	—	—
Special warrants and warrants issued for cash	—	—	27,807,955	23,336,598	13,903,977	21,428,845	—	—	—	44,765,443
Warrants issued for consulting fee	—	—	—	—	900,000	1,027,490	—	—	—	1,027,490
Warrants issued with convertible notes	—	—	—	—	150,000	197,420	—	—	—	197,420
Warrants issued with promissory notes	—	—	—	—	450,000	171,157	—	—	—	171,157
Warrants expired during the year	—	—	—	—	(2,235,918)	—	—	—	—	—
Options issued to non-employees	—	—	—	—	—	192,104	—	—	—	192,104
Warrants extended during the year	—	—	—	—	—	592,177	(592,177)	—	—	—
Change in CTA Balance	—	—	—	—	—	—	—	14,853,698		14,853,698
Net loss for the year	—	—	—	—	—	—	(61,486,502)	—	—	(61,486,502)

Balance at December 31, 2003	135,403,523	171,994,591	12,800,000	11,886,581	20,042,772	25,808,171	(142,650,559)	11,958,981	—	78,997,765
Adjustment for change in policy
re stock-based compensation	—	—	—	—	—	2,956,155	(2,956,155)	—	—	—
Shares issued:
Public equity offering	28,750,000	81,935,995	—	—	—	—	—	—	—	81,935,995
Unit offering	6,500,000	20,484,750	—	—	—	—	—	—	—	20,484,750
Exercise of options	1,251,000	1,581,512	—	—	—	(172,624)	—	—	—	1,408,888
Conversion of warrants	4,908,046	13,573,007	—	—	(4,908,046)	(2,289,529)	—	—	—	11,283,478
Directors’ fees	40,976	100,000			—	—	—	—	—	100,000
Finders fee	19,232	50,000			—	—	—	—	—	50,000
Conversion of special warrants	12,800,000	11,886,581	(12,800,000)	(11,886,581)	—	—	—	—	—	—
Share exchange-El Callao	163,958	468,062	—	—	—	—	—	—	—	468,062
Proceeds from orderly disposition of shares (Note 8)	—	3,957,285	—	—	—	—	—	—	—	3,957,285
Options issued to employees	—	—	—	—	—	5,296,977	—	—	—	5,296,977
Warrants expired	—	—	—	—	(2,126,491)	—	—	—	—	—
Extension of warrants	—	—	—	—	—	225,178	—	—	—	225,178
Net loss for the year	—	—	—	—	—	—	(60,654,063)	—	—	(60,654,063)

Balance at December 31, 2004	189,836,735	$306,031,783	—	$—	13,008,235	$31,824,328	$(206,260,777)	$11,958,981	$—	$143,554,315

The accompanying notes are an integral part of the consolidated financial statements .

Crystallex Annual Report 2004	57

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002 (Expressed in United States dollars – See Note 2)

1.	NATURE OF OPERATIONS

Crystallex International Corporation (“Crystallex” or the “Company”) is engaged in the production of gold and related activities including exploration, development, mining and processing. These activities are conducted in Venezuela.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation of consolidated financial statements

The consolidated financial statements of Crystallex are prepared by management in accordance with accounting principles generally accepted in Canada.

On January 1, 2004, the Company changed its functional and reporting currency to the United States (U.S.) dollar as a consequence of an increase in the overall proportion of the Company’s business activities transacted in the U.S. dollar. The comparative consolidated financial statements, comprising the consolidated balance sheets of Crystallex, as at December 31, 2003 and the related statements of operations, shareholders’ equity and cash flows for each of the years in the two year period ended December 31, 2003 were recast into United States dollars and re-issued by the Company. The comparative figures presented in the financial statements comprise the recast financial statements.

The comparative figures presented in these consolidated financial statements have been translated to the U.S. dollar using the current rate method. The income statement and the cash flow statement items for comparative years were translated into the reporting currency using the average rates in effect for the period, and assets and liabilities were translated using the exchange rate at the end of the year. All resulting exchange differences are reported as a separate component of shareholders’ equity titled cumulative translation adjustment.

The principal accounting policies followed by the Company, which have been consistently applied in the preparation of these consolidated financial statements, are summarized as follows:

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All inter-company balances and transactions have been eliminated.

Translation of foreign currency subsidiaries and foreign currency balances

The accounts of subsidiaries, all of which are considered to be integrated foreign operations, are translated from the local currency into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated into U.S. dollars at the year end exchange rates, and non-monetary assets and liabilities are translated into U.S. dollars using historical rates of exchange. Revenues and expenses are translated into U.S. dollars at average rates for the year. Exchange gains and losses on translation are included in income.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Short-term investments

Short-term investments include highly liquid investments with original maturities greater than three months and less than one year.

58	Crystallex Annual Report 2004

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2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for doubtful accounts

The Company establishes an allowance for doubtful accounts on a specific account basis. No allowance for doubtful accounts was recorded by the Company as at December 31, 2004 and December 31, 2003.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization of plant and equipment used directly in the mining and production of gold is included in operating costs. Amortization of plant and equipment used directly in exploration projects is included in deferred exploration costs and is charged against operations when the related property commences production. Amortization is being provided for using the straight-line method over the following periods, not to exceed the estimated life of mine:

Buildings	5 years
Field vehicles	5 years
Furniture and equipment	5 years
Mill and plant	20 years
Mining equipment	10 years

Mineral properties and deferred exploration and development expenditures

Mineral exploration costs such as topographical, geochemical and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan, are depleted and amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

Asset retirement obligations

The Company records a liability for its long-term asset retirement obligations, equal to the fair value of the obligation for asset retirement, and records a corresponding increase to the carrying amount of the related asset. The asset is depreciated and charged to depreciation expense over the life of the associated asset. Interest on the obligation is accreted over the period of expected cash flows with a corresponding charge to operating income. The fair value of the obligation for asset retirement is assessed annually.

Impairment of long lived assets

The Company reviews and evaluates the recoverability of the carrying amounts of all its producing properties and related plant and equipment annually or when events or changes in circumstances indicate that the carrying amount may not be recoverable. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and mineral resources expected to be converted into mineral reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors) and operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value.

Crystallex Annual Report 2004	59

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002 (Expressed in United States dollars – See Note 2)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Non-producing mineral properties are evaluated for impairment based on management’s intentions and are written down when the long-term expectation is that the net carrying amount will not be recovered.

Production inventories

Gold in doré, gold in process and stockpiled ore are stated at the lower of average production cost which includes all direct and indirect costs, including amortization of equipment and facilities, and net realizable value.

Consumables and spare parts inventory are valued at the lower of average and replacement cost.

Income taxes

The Company uses the liability method of accounting for income taxes whereby future income taxes are recognized for the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company provides a valuation allowance against the recorded future income tax asset when it appears more likely than not that some or all of the future income tax assets will not be realized.

Revenue recognition

Revenue from mining operations is recognized upon shipment of gold, when title has passed to the customer and collection of the sale is reasonably assured.

Deferred financing fees

Costs related to the Company’s debt financings are deferred and amortized over the term of the related financing.

Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the year plus outstanding warrants that are unconditionally convertible into common shares. Diluted loss per share is calculated using the treasury stock method.

Commodity derivative contracts

The Company entered into commodity derivative contracts, principally fixed forward contracts and written call options, to economically hedge exposure to fluctuations in the market price of gold. These instruments are not designated as hedges for accounting purposes and are carried on the balance sheets, under the caption commodity contract obligations, at estimated current fair market value.

Premiums received at the inception of written call options are initially recognized on the balance sheet as a liability. Unrealized gains and losses arising from changes in the fair value of the commodity contract obligations and realized gains/losses on the commodity contract obligations, are recognized in the Statement of Operations in the period of the change or settlement as a commodity contract gain/(loss).

Stock-based compensation plan

Effective January 1, 2004, the Company adopted, retroactively without restatement of prior years’ financial statements, the CICA Handbook accounting standard 3870 for Stock-Based Compensation and Other Stock-Based Payments. Under this standard, the Company now accounts for stock options using the fair value method, whereby compensation expense for stock options, granted since January1, 2002, is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted.

60	Crystallex Annual Report 2004

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2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Significant estimates used herein include those relating to gold prices, recoverable proven and probable reserves, available resources, fair values of commodity derivative contracts (principally fixed forward contracts and written call options), available operating capital and required asset retirement obligations. These estimates each affect management’s evaluation of asset impairment and the recorded balances of inventories, site closure and asset retirement obligations. It is reasonably possible that actual results could differ in the near term from those and other estimates used in preparing these financial statements and such differences could be material.

Reclassification

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

3.	CHANGES IN ACCOUNTING POLICIES

(i) Stock Based Compensation

Effective January 1, 2004, the Company changed its accounting policy for stock-based compensation and adopted the fair value method of accounting for all its stock-based compensation. Under this method, compensation expense for stock options granted to employees is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted. Previously the Company did not record stock options issued to employees as compensation expense and disclosed pro forma information on the fair value of stock-based compensation issued during the period in the notes to the financial statements. The Company has adopted this change retroactively and without any restatement of any previously reported amounts. The opening deficit and contributed surplus, as at January 1, 2004, have been adjusted by $2,956,155 to reflect the cumulative effect of this change. (Note 9).

(ii) Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the standard of the CICA Handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred and reasonably estimatable. A corresponding increase to the carrying amount of the related assets is generally recorded and amortized over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice that involved expensing reclamation and closure costs through charges to income. The Company records a liability for its long-term asset retirement obligations, equal to the fair value of the obligation for asset retirement, and records a corresponding increase to the carrying amount of the related asset. The asset is depreciated and charged to depreciation expense over the life of the associated asset. Interest on the obligation is accreted over the period of expected cash flows with a corresponding charge to operating income. The fair value of the obligation for asset retirement is assessed annually. For the year ended December 31, 2004, the Company recorded asset retirement obligations of $2,301,181. (Note 11).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002 (Expressed in United States dollars – See Note 2)

3.	CHANGES IN ACCOUNTING POLICIES (continued)

(iii) Impairment of Long-Lived Assets

CICA Handbook section 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard is effective for fiscal years commencing on or after April 1, 2003, and as such was implemented by Crystallex effective January 1, 2004. Under this standard, a two-step process determines impairment of long-lived assets held for use. The first step determines whether impairment exists, and if so, the second step measures the amount of the impairment. Impairment exists if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of the impairment loss is determined as the amount by which the long-lived asset’s carrying value exceeds its fair value.

The adoption of this standard had no material impact on these financial statements.

(iv) Generally Accepted Accounting Principles

Effective January 1, 2004, the Company adopted CICA 1100, which establishes standards for financial reporting in accordance with generally accepted accounting principles. CICA 1100 describes what constitutes Canadian generally accepted accounting principles and its sources. The standard provides guidance on sources to consult when selecting accounting principles and determining appropriate disclosure when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles. The effect of any change in accounting policy made on adopting this section is applied to events and transactions occurring after the date of the change and to any outstanding related balances existing at the date of the change. No cumulative catch-up adjustment is made to such balances. Implementation of this standard had no significant impact on the Company.

4.	PRODUCTION INVENTORIES
	2004	2003

Gold in doré	$265,972	$656,028
Gold in process	409,986	161,241
Stockpiled ore	4,421	178,743
Consumables and spare parts	1,104,409	755,691

	$1,784,788	$1,751,703

5.	RESTRICTED CASH AND CASH EQUIVALENTS

As at December 31, 2004 the Company had $98,005,636 of restricted cash and cash equivalents. Of this balance, $95,505,636 is comprised principally of treasury bills with original maturities of three months or less. These funds are being held in escrow under terms of an Escrow Agreement whereby funds are restricted for use towards approved capital budget expenditures and interest expense on notes payable (Note 8). The remaining $2,500,000 is held on deposit with a commodity contract counterparty.

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6.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment at December 31, are as follows:

		2004

	Cost, Net of Write-down	Accumulated Amortization and Depletion	Net Book Value

Plant and equipment	$8,899,003	$5,642,790	$3,256,213
Mineral properties	121,358,351	7,653,154	113,705,197
Deferred exploration and development expenditures	2,459,187	2,091,260	367,927

	$132,716,541	$15,387,204	$117,329,337

		2003

	Cost, Net of Write-down	Accumulated Amortization and Depletion	Net Book Value

Plant and equipment	$16,283,213	$4,368,408	$11,914,805
Mineral properties	90,607,329	4,191,851	86,415,478
Deferred exploration and development expenditures	4,627,538	683,558	3,943,980

	$111,518,080	$9,243,817	$102,274,263

The net book values of property, plant and equipment by location are as follows:

	2004

	Plant and Equipment	Mineral properties	Deferred exploration and development expenditures	Total

Las Cristinas Concessions	$—	$113,451,761	$—	$113,451,761
Tomi Concession	—	253,436	367,927	621,363
Revemin mill	3,041,238	—	—	3,041,238
Corporate	214,975	—	—	214,975

Total	$3,256,213	$113,705,197	$367,927	$117,329,337

	2003

	Plant and Equipment	Mineral properties	Deferred exploration and development expenditures	Total

Las Cristinas Concessions	$—	$72,780,266	$—	$72,780,266
Tomi Concession	—	2,736,424	23,641	2,760,065
Albino Concession	—	5,678,438	3,920,339	9,598,777
Bolivar Goldfield properties	—	5,220,350	—	5,220,350
Revemin mill	11,835,611	—	—	11,835,611
Corporate	79,194	—	—	79,194

Total	$11,914,805	$86,415,478	$3,943,980	$102,274,263

Deferred exploration and development expenditures are not re-characterized as costs of mineral properties once production has commenced.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002 (Expressed in United States dollars – See Note 2)

6.	PROPERTY, PLANT AND EQUIPMENT (continued)

The Company reviews annually the carrying amounts of all of its producing and non-producing properties and their related plant and equipment. The results of this review revealed that the carrying values for the Revemin mill and the Albino, Tomi, Dividival, Belen and Marwani Concessions were in excess of their estimated future undiscounted net cash flows. Write downs to the estimated fair market value amounting to $32,003,253 (2003 - $17,506,337; 2002 - $1,366,194) were included within the Statements of Operations.

Property, plant and equipment summarized by property is as follows:

Las Cristinas Concessions

On September 17, 2002, the Company entered into a non-assignable mining agreement (the “Agreement”) with the Corporación Venezolana de Guayana (“CVG”), acting under the authority of the Ministry of Energy and Mines of Venezuela (“MEM”), pursuant to Venezuelan mining law, under which the Company has been granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 properties including the commercialization and sale of gold. As a result of entering into the Agreement, the Company has discontinued previous legal proceedings to confirm its title rights to the Las Cristinas 4 and 6 concessions (Note 18).

The aggregate cost incurred by the Company to December 31, 2004 to obtain the right to exploit the area is $113,451,761, represented by $96,527,615 of payments in cash and $16,924,146 made through the issuance of common shares of the Company. Costs are comprised of property payment and finders’ fees of $36,170,393 ($24,978,317 cash; and $11,192,076 through shares) and professional fees and related expenses of $77,281,368 ($71,549,298 cash; and $5,732,070 through shares). Share issuances are valued at the prior 5 day weighted average trading price for the common shares on the American Stock Exchange. The preceding amounts include payments to related parties (a law firm, a partner of whom is a director of the Company - Note 13) of $Nil during the year ended December 31, 2004 (2003 - $3,014,401; 2002 - $8,322,084) and travel and administrative costs of $634,679 during the year ended December 31, 2004 (2003 – $323,934; 2002 - $259,247).

Bolivar Goldfields Properties

The Company owns all of the outstanding share capital of Bolivar Goldfields A.V.V. This ownership includes the Tomi concession, Revemin mill and related exploration lands in Venezuela.

Albino 1 Concession

The Company, through its subsidiaries, owns a 100% interest in the Albino 1 concession in Bolivar State, Venezuela. Subsequent to December 31, 2004, the MEM notified the Company that it had terminated the Company’s Albino concession rights. The Company has appealed this decision, however, due to the uncertainty of the outcome of this appeal the Company has written down the carrying value of its investment in the Albino concession to $Nil.

7.	DEFERRED FINANCING FEES

Deferred financing fees of $3,639,702, net of accumulated amortization of $275,026 (December 31, 2003 - $150,580, net of accumulated amortization of $154,089), relate to costs incurred in the issuance of senior unsecured notes, and for the bank loan credit facility.

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8.	LONG-TERM DEBT

	2004	2003

Bank loan	$6,458,470	$7,488,000
Notes payable	78,629,249	—

	85,087,719	7,488,000
Less: Current portion of long-term debt	(4,400,000)	(1,030,000)

	$80,687,719	$6,458,000

Notes Payable

In conjunction with a Unit offering (Note 9) on December 23, 2004, the Company issued $100,000,000 principal amount senior unsecured notes with a coupon rate of 9.375%, due on December 30, 2011 for net proceeds of $75,015,250, after expenses and equity allocation. Interest is payable on a semi-annual basis on January 15 and July 15 of each year, beginning July 15, 2005. The Company may redeem the notes, in whole or in part, at any time after December 31, 2008 at a redemption price of between 100% and 102% of the principal amounts of the notes, depending on the redemption date, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption. In addition, the Company may be required to redeem the notes for cash under certain circumstances, such as a change in control in the Company or where the Company ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project; or the Company may redeem the notes, in whole but not in part, for cash at its option under certain circumstances, such as a change in the applicable Canadian withholding tax legislation.

The notes payable were derived from a financial instrument that contained both a liability and equity component. As a result, the equity component was allocated based on the fair value of the shares issued with the Unit offering, calculated at $21,450,000, with $78,550,000 being the discounted fair value of the notes. The discounted fair value of the notes will be accreted to the face value of the notes using the effective interest rate method over its seven year term, with the resulting charge recorded to interest expense. During the year ended December 31, 2004 accretion of $79,249 was included in interest expense.

Bank loan

On August 10, 2000, the Company, together with its subsidiary Mineras Bonanza C.A., entered into a Credit Agreement with the Standard Bank London Limited (“SBL”) which was subsequently amended by a First Amendment to the Credit Agreement in the amount of $8,500,000. This loan, which matures on January 15, 2006, is secured by charges against the Venezuelan mining properties of the Company (excluding the Lo Increible and Las Cristinas properties), a charge against the Company’s Revemin mill and a pledge of the securities of certain of the Company’s subsidiaries, and bears interest at the LIBOR rate plus 2.5% per annum. The credit agreement also imposes restrictions on the Company’s ability to enter into metal trading agreements.

In prior years certain SBL loan repayments were made through the issuance of the Company’s common shares. These common shares were subject to an Orderly Disposition Agreement with SBL which specified that any cumulative gain on final disposition of the shares issued was for the Company’s account. As at December 31, 2004 all shares subject to the Orderly Disposition Agreement had been disposed by SBL for a cumulative gain of $3,957,285. The benefit of this gain was applied to share capital.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002 (Expressed in United States dollars – See Note 2)

8.	LONG-TERM DEBT (continued)

	Bank Loan

	Principal payments of long-term debt are as follows:

	2005	$4,400,000
	2006	2,058,470
	2011	100,000,000

		$106,458,470
	Less: discount on notes payable	21,370,751

		$85,087,719

9.	SHARE CAPITAL

	2004	2003

Authorized
Unlimited common shares, without par value
Unlimited Class “A” preference shares, no par value
Unlimited Class “B” preference shares, no par value
Issued
189,836,735 Common Shares (2003 - 135,403,523)	$306,031,783	$171,994,591

Warrants

As at December 31, 2004, Common Share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

Range of Exercise Price - Cdn. $	Number of Shares	Weighted Average Remaining Contractual Life (Years)

$1.60 to $ 2.28	3,418,500	0.65
$2.85 to $ 3.58	8,947,727	1.48
$3.67 to $ 4.69	642,008	0.71

	13,008,235

During the year, the Company extended by 90 days the terms of certain Common Share purchase warrants, previously issued as part of private placement financing, that were coming to maturity. To reflect the value of the benefit conferred to the warrant holders as a result of the extension, a charge of $225,178 was made directly against earnings, and contributed surplus was increased by the same amount. The value of a warrant extension granted in fiscal 2003 of $592,177 resulted in a charge against deficit and contributed surplus in the same amount.

Stock options

The Company has a stock option plan that provides for the granting of options to executive officers, directors, employees and service providers of the Company. Under the stock option plan, the exercise price of each option equals the closing price of the Company’s stock on the trading day immediately preceding the date of the grant. Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively. Stock options may vest immediately, or over a one year or three year period.

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9.	SHARE CAPITAL (continued)

As at December 31, 2004 stock options were outstanding enabling the holders to acquire common shares as follows:

		Outstanding Options

Range of Exercise Price - Cdn. $	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price - Cdn$

$1.00 to $ 1.50	2,102,500	2.98	1.24
$1.75 to $ 2.65	4,277,500	5.53	2.19
$3.00 to $ 4.12	4,570,250	6.97	3.27

	10,950,250

A summary of the status of the stock option plan as at December 31, and changes during each year ended on those dates is as follows:

	2004		2003		2002

	Number of Shares	Weighted Average Exercise Price - Cdn $	Number of Shares	Weighted Average Exercise Price - Cdn$	Number of Shares	Weighted Average Exercise Price - Cdn$

Outstanding,
beginning of year	8,966,000	$1.97	6,952,500	$1.76	7,707,000	$1.70
Granted - Employees	3,285,250	3.37	2,248,500	2.56	350,000	2.28
Granted - Non Employees	—	—	250,000	2.12	—	—
Exercised	(1,251,000)	1.44	(270,000)	1.64	(1,104,500)	1.46
Cancelled	(50,000)	1.50	(215,000)	1.85	—	—

Outstanding, end of year	10,950,250	$2.46	8,966,000	$1.97	6,952,500	$1.76

Weighted average fair value of options granted during the year - Cdn $		$2.23		$1.92		$1.16

As at December 31, 2004, there were 877,500 options outstanding, with a weighted average exercise price of $3.32 that were not fully vested (2003 – 400,000 options; $3.03 weighted average exercise price).

Supplemental information for stock-based compensation

Effective January 1, 2004, the Company adopted, on a retroactive basis without the restatement of prior periods, the fair value method of accounting for all stock options granted to employees (Note 3). The compensation expense recorded in the year ended December 31, 2004 was $5,296,977. The offset is recorded as contributed surplus. Any consideration paid by employees on exercise of stock options is credited to share capital.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002 (Expressed in United States dollars – See Note 2)

9.	SHARE CAPITAL (continued)

Supplemental information for stock-based compensation (continued)

The Company determines the fair value of the employee stock options using the Black-Scholes option pricing model. In determining the fair value of these employee stock options, the following assumptions were used:

	2004	2003	2002

Risk free interest rate	4.38%	4.04%	4.22%
Expected life	5.98 years	3.95 years	3.75 years
Expected volatility	75%	108%	75%
Expected dividends	—	—	—

The following table presents the net loss and net loss per share for the years ended December 31 had the Company recorded stock options as compensation expense on the date of grant, amortized over the vesting periods of the options.

	2004	2003	2002

Net loss	$(60,654,063)	$(61,486,502)	$(36,134,279)
Incremental compensation expense	—	(2,696,968)	(259,187)

Pro forma net loss	$(60,654,063)	$(64,183,470)	$(36,393,466)

Pro forma basic and diluted loss per share	$(0.35)	$(0.54)	$(0.43)

Financing Transactions

Fiscal 2004 Activities

On April 5, 2004, the Company completed a Cdn. $100 million public equity offering whereby 25,000,000 common shares were issued at Cdn. $4.00 per common share. The net proceeds received by the Company, after considering the underwriters’ fee, amounted to $71,694,731. On April 28, 2004, the over-allotment option granted to the underwriters in connection with this public equity offering was fully exercised and an additional 3,750,000 common shares were issued at Cdn. $4.00 per common share. The net proceeds received by the Company, after considering the underwriters’ fee, amounted to $10,475,873. Other expenditures related to this public equity offering and over-allotment amounted to $234,609.

On December 23, 2004, the Company completed a $100 million offering whereby 100,000 Units of the Company were issued at a price of $1,000 per Unit. Each Unit was comprised of $1,000 principal amount of senior unsecured notes and 65 common shares of the Company. The net proceeds received by the Company, after considering the underwriters’ fee of $4,000,000 and other estimated expenditures of $500,000, amounted to $95,500,000. The equity component of this offering was allocated based on the fair value of the shares issued, calculated at $21,450,000, with $78,550,000 being the discounted fair value of the notes (Refer to Note 8).

The net proceeds will be used to fund a portion of the costs of developing the Las Cristinas Project, currently estimated as follows:

• construction contracts - $32.5 million;
• equipment - $30.0 million; and
• as to the balance, for additional purchase orders and service contracts awarded under the terms of the Engineering, Procurement and Construction Management (“EPCM”) contract and fees payable to SNC-Lavalin (“SNCL”).

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9.	SHARE CAPITAL (continued)

Financing Transactions (continued)

Fiscal 2004 Activities (continued)

The net proceeds of the offering (the “Escrowed Funds”) were deposited with CIBC Mellon Trust Company (the “Escrow Agent”) under the terms of an escrow agreement (the “Escrow Agreement”) dated December 23, 2004 between the Company and the Escrow Agent. The Escrowed Funds are divided into two pools: one pool equal to the aggregate amount of the interest payable on the first three interest payments dates (the “Interest Pool”) and the other pool equal to the balance of the Escrowed Funds (the “Project Pool”).

Under the terms of the Escrow Agreement, the Escrow Agent will release an amount equal to the interest payment from the Interest Pool, when the Company makes each of the first three interest payments to the Trustee. If the Company completes one or more offerings of common shares or debt securities convertible into common shares and receives aggregate net proceeds of $75 million or more, the Escrow Agent will release the balance, if any, of the Interest Pool to the Company.

Under the terms of the Escrow Agreement, the Escrow Agent will release funds from the Project Pool to pay Approved Capital Budget Expenditures. Approved Capital Budget Expenditures are defined in the Escrow Agreement to include capital expenditures that are specifically contemplated by the feasibility studies or the project control budget relating to the Las Cristinas Project and are permitted under Venezuelan law as evidenced by an opinion of Venezuelan counsel to the Company.

Fiscal 2003 Activities

On March 5, 2003, the Company completed a private placement of 2,562,500 special warrants at a price of Cdn. $1.60 per special warrant for aggregate proceeds of $2.8 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one common share purchase warrant of the Company. Each whole purchase warrant is exercisable for one Common Share until March 5, 2005 at a price of Cdn. $2.00 per share. The special warrants were deemed to have been exercised in accordance with their terms on July 6, 2003.

On March 14, 2003, the Company arranged a $3.0 million debt financing which closed in three tranches on March 14, 2003 ($1.5 million), May 2, 2003 ($1.0 million) and May 15, 2003 ($0.5 million). Under the terms of the transaction, the Company issued $3.0 million principal amount of non-interest bearing promissory notes due August 11, 2003, September 29, 2003 and October 12, 2003, respectively, common share purchase warrants exercisable for 300,000 Common Shares until May 2, 2005 at an exercise price of $1.32 per share and common share purchase warrants exercisable for 150,000 Common Shares until May 15, 2005 at an exercise price of $1.27 per share. The notes were subsequently exchanged for convertible notes due August 27, 2005. The convertible notes are non-interest bearing until the occurrence of an event of default (after which they bear interest at the rate of 4% per annum) and are convertible at the option of the holder into a specified number of Common Shares. The Company also issued common share purchase warrants exercisable for 150,000 Common Shares until August 27, 2005 at an exercise price of $3.61 per share as part of the debt exchange transaction. On October 7, 2003, the convertible notes were converted into 1,363,574 Common Shares in accordance with their terms.

On May 9, 2003, the Company completed a private placement of 2,400,000 special warrants at a price of Cdn. $1.25 per special warrant for aggregate proceeds of $2.1 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one common share purchase warrant of the Company. Each whole purchase warrant is exercisable for one Common Share until May 9, 2005 at a price of Cdn. $1.60 per share. The special warrants were deemed to have been exercised in accordance with their terms on September 10, 2003.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002 (Expressed in United States dollars – See Note 2)

9.	SHARE CAPITAL (continued)

Financing Transactions (continued)

Fiscal 2003 Activities (continued)

On June 20, 2003, the Company completed a private placement of 5,500,000 special warrants at a price of Cdn. $1.25 per special warrant for aggregate proceeds of $5.0 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one common share purchase warrant of the Company. Each whole purchase warrant is exercisable for one Common Share until June 20, 2005 at a price of Cdn. $1.60 per share. The special warrants were deemed to have been exercised in accordance with their terms on October 21, 2003.

On August 29, 2003, the Company completed a private placement of 4,545,455 special warrants at a price of $2.20 per special warrant for aggregate proceeds of $10.0 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share per special warrant. The special warrants were deemed to have been exercised in accordance with their terms on September 16, 2003. As part of the transaction, the Company also issued common share purchase warrants to acquire 2,272,727 Common Shares. Each whole purchase warrant is exercisable for one Common Share until September 16, 2006 at a price of $2.75 per share.

On September 8, 2003, the Company issued 12,800,000 special warrants at a price of U.S.$2.20 per special warrant for aggregate proceeds of $28.2 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one warrant. Each whole warrant is exercisable for one Common Share until September8, 2006 at a price of $2.75 per share. Subsequent to the year end, all of the special warrants were deemed to have been exercised in accordance with their terms on January 9, 2004.

Fiscal 2002 Activities

On October 8, 2002, the Company issued 52,500 special warrants under a private placement financing at a price of Cdn. $3.02 for aggregate net proceeds of $0.1 million. Each special warrant entitles the holder to acquire, without payment of any additional consideration, one Common Share in the capital of the Company.

On November 26, 2002, the Company issued 2,200,000 special warrants under a private placement financing at a price of Cdn. $2.15 for aggregate net proceeds of $2.8 million, net of issuance expenses of $0.2 million. Each special warrant entitles the holder to acquire, without payment of any additional consideration, one Common Share in the capital of the Company.

Loss per common share

The following table outlines the calculation of the basic loss per common share:
	2004	2003	2002

Numerator for basic and diluted loss per
common share:
Loss from continuing operations
attributable to common shareholders	$(60,304,063)	$(58,517,414)	$(33,742,061)
Benefit conferred to warrant holders	—	(592,177)	—

Loss from continuing operations
attributable to common shareholders	$(60,304,063)	$(59,109,591)	$(33,742,061)

Denominator for basic and diluted loss per
common share - adjusted weighted average
number of shares outstanding	172,234,551	118,309,198	84,441,287

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9.	SHARE CAPITAL (continued)

Financing Transactions (continued)

Shareholder Rights Plan

Effective March 10, 1997 (the “Record Date”), the Company adopted a shareholder rights plan (the “Plan”). The rights issued under the Plan will expire at the close of the Company’s annual meeting in 2007 (the “Expiration Time”), unless earlier redeemed or exchanged by the Company. The Plan was re-ratified by the shareholders at the Company’s 2003 annual meeting.

Pursuant to the Plan, the Board of Directors declared a distribution of one right (a “Right”) for each outstanding Common Share of the Company to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each Common Share issued after the Record Date and prior to the Separation Time (described below) and the Expiration Time. The Rights will separate from the Common Shares at the time (the “Separation Time”) which is the close of business on the eighth trading day (or such later day as determined by the Board of Directors) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the Common Shares of the Company by any person other than in accordance with the terms of the Plan.

In order to constitute a “Permitted Bid”, an offer must be made in compliance with the Plan and must be made to all shareholders (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.

10.	COMMODITY CONTRACT OBLIGATIONS

At December 31, 2004, the Company had fixed forward contracts outstanding as follows:
	2005	2006

Ounces	42,430	39,996
Average price (U.S.$ per oz.)	$305	$310

Written call options are contracts in which the writer, for a fee (premium), sells the purchaser the right, but not the obligation, to buy on a specific future date a stipulated quantity of gold at a predetermined price. At December 31, 2004, the Company had written call options outstanding as follows:

	2005	2006

Ounces	79,932	2,000
Average price (U.S.$ per oz.)	$307	$348

Gold production for the years ended December 31, 2004 and 2003 was 48,973 and 35,244 ounces, respectively.

A summary of the fair value of these contracts, based on a spot price of gold of $436 per ounce as at December 31, 2004, is as follows:

2005	$16,724,215
2006	5,855,897

$22,580,112

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002 (Expressed in United States dollars – See Note 2)

10.	COMMODITY CONTRACT OBLIGATIONS (continued)

This obligation will vary with the actual price of gold on the settlement date. The cash cost of the financial settlement will be reduced by the actual settlement of gold that the Company is able to utilize to settle these contracts.

For the year ended December 31, 2004, the Company recorded an unrealized gain of $18,127,999 (2003 – loss of $13,808,154; 2002 – loss of $21,879,691) in marking its portfolio of written call options and fixed forward contracts to market. The unrealized gain represents the reduction in the fair value of the Company’s commodity contract obligations since December 31, 2003. The unrealized gain was offset by a realized loss of $19,091,716 (2003 - $2,667,186; 2002 - $398,770). The realized loss arose during the period as the Company financially settled commodity contact obligations totaling 185,667 ounces at a cash cost of $19,091,716.

11.	ASSET RETIREMENT OBLIGATIONS

The key assumptions on which the fair value of the asset retirement obligations is based include the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted. The Company used a discount rate of 15%. As of December 31, 2004, undiscounted cash outflows approximating $3.78 million are expected to occur over a five year period.

In view of the uncertainties concerning future asset retirement and progressive reclamation costs, the ultimate costs to the Company could differ materially from the amounts estimated. The estimate for the future liability is subject to change based on possible amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively, as a change in an accounting estimate.

The following table explains the change in the asset retirement obligations:

As at December 31	2004	2003

Asset retirement obligations, beginning of year	$—	$—
Liabilities incurred	2,301,181	—
Liabilities settled	—	—
Gain on settlement of liabilities	—	—
Accretion expense	—	—
Revisions in estimated cash flows	—	—

Asset retirement obligations, end of year	$2,301,181	$—

12.	ACQUISITION OF EL CALLAO MINORITY INTEREST

Effective August 19, 2004, the Company acquired under a plan of arrangement all of the outstanding shares of El Callao Mining Corporation (“ECM”) not previously owned. As a result of this transaction 0702259 B.C. Ltd., a successor company to ECM under the plan of arrangement and a subsequent amalgamation, is now a wholly-owned subsidiary of Crystallex. As consideration, shareholders of ECM (other than Crystallex) received 0.01818 of a Crystallex common share for each of their ECM shares representing a total obligation to issue 172,975 Crystallex common shares. The value associated with acquiring these shares was $493,702. As at December 31, 2004, the Company had issued 163,958 common shares against this obligation. This investment was subsequently written down to nil.

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13.	RELATED PARTY TRANSACTIONS

During the year, the Company entered into the following transactions with related parties:

a)	Paid or accrued consulting, underwriting, management and directors fees of $3,240,015 – (2003 – $1,892,080; 2002 – $387,999) to directors and an officer of the Company and companies related to directors and an officer of the Company.

b)	Paid or accrued legal fees of $1,232,816 – (2003- $3,125,471; 2002 – $8,428,026) to a law firm, a partner of whom is a director of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

14.	INCOME TAXES

The Company did not record a provision or benefit for income taxes for the periods ended December 31, 2004, 2003 and 2002, due to the availability of net operating loss carry forwards and the uncertainty of their future realization.

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2004	2003	2002

Statutory tax rate	36.12%	36.70%	40.10%

Loss before income taxes	$(60,654,063)	$(61,486,502)	$(36,134,279)

Expected income taxes recoverable	$(21,908,248)	$(22,565,546)	$(14,489,846)
Difference in foreign tax rates	817,901	460,582	648,525
Change in valuation allowance	21,090,347	22,104,964	13,841,321

Actual income taxes	$—	$—	$—

The tax effects of temporary differences that would give rise to significant portions of the future tax assets and future tax liabilities at December 31, are as follows:

	2004	2003

Future income taxes
Net operating losses carried forward	$45,392,015	$25,755,777
Foreign exploration and development expenses	16,208,824	14,754,715

	61,600,839	40,510,492
Less: Valuation allowance	(61,600,839)	(40,510,492)

Net future income tax asset	$—	$—

Utilization of the net operating losses carried forward and the foreign exploration and development expenses are subject to limitations.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002 (Expressed in United States dollars – See Note 2)

14.	INCOME TAXES (continued)

At December 31, 2004 the Company has the following unused tax losses available for tax purposes:
	Country

Year of Expiry	Canada	Venezuela

2005	$2,573,536	$193,678
2006	$623,781	$8,081,048
2007	$—	$3,021,648
2008	$1,196,739	$—
2009	$28,922,557	$—
2010	$27,472,249	$—
2011	$14,996,744	$41,592,821

15.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

		2004	2003	2002

	Cash paid during the year for interest	$251,617	$702,852	$771,341

	Cash paid during the year for income taxes	$—	$—	$—

Significant non-cash transactions for the year ended December 31, 2004 included:

i)	The Company issued 40,976 common shares, with a value of $100,000, for directors’ fees.

ii)	The Company issued 19,232 common shares, with a value of $50,000, for a finders fee.

iii)	The Company issued 12,800,000 common shares, with a value of $11,886,581, on conversion of special warrants.

iv)	The Company issued 163,958 common shares, with a value of $468,062, in exchange for El Callao common shares.

Significant non-cash transactions for the year ended December 31, 2003 included:

i)	The Company issued 40,080 common shares, with a value of $57,000, for directors’ fees.

ii)	The Company issued 229,283 common shares, with a value of $542,766, for the El Callao mineral property dispute settlement.

iii)	The Company issued 350,000 common shares, with a value of $650,590, for financial advisory fees.

iv)	The Company issued 61,695 common shares, with a value of $109,705, for a finders fee.

v)	The Company issued 2,348,184 common shares, with a value of $2,114,811, for loan payments and bank fees.

vi)	The Company issued 1,281,124 common shares, with a value of $2,179,579, for legal fees.

vii)	The Company issued 17,036,967 common shares upon conversion of convertible and promissory notes and accrued interest in the amount of $16,444,612.

viii)	The Company issued 17,260,455 common shares upon conversion of special warrants with a value of $14,365,200.

ix)	The Company applied $1,424,439 of deferred financing fees against share capital upon conversion of the above loan and notes to common shares.

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15.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (continued)

Significant non-cash transactions for the year ended December 31, 2002 included:

i)	The Company issued 42,612 common shares, with a value of $71,011, for directors’ fees.

ii)	The Company issued 282,554 common shares, with a value of $554,402, for a mineral property payment.

iii)	The Company issued 677,711 common shares, with a value of $1,097,350, for a loan payment.

iv)	The Company issued 35,430 common shares, with a value of $50,339, for a finders fee.

v)	The Company issued 7,737,152 common shares upon conversion of convertible notes and accrued interest in the amount of $11,082,411.

vi)	The Company applied $788,196 of deferred financing fees against share capital upon conversion of the above loan and notes to common shares.

16.	SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company’s operations are within the mining sector. Due to geographic and political diversity, the Company’s mining operations are decentralized, whereby mine general managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company’s operations are therefore segmented on a district basis. The Company’s only product is gold, produced from mines located in Venezuela.

The segments’ accounting policies are the same as those described in the summary of significant accounting policies except that other expenses, the non-hedge derivative gain/loss and other items are not allocated to the individual operating segments when determining profit or loss, but rather are attributed to the corporate office.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002 (Expressed in United States dollars – See Note 2)

16.      SEGMENTED INFORMATION (continued)

		Bolivar/			Discontinued	Intersegment
	Corporate	Albino	El Callao	Cristinas	Operations	Eliminations	Total

2004
Mining revenue	$—	$19,291,018	$954,672	$—	$—	$—	$20,245,690
Mining revenue – intersegment	—	1,433,285		—	—	(1,433,285)	—
Operating costs	—	(15,592,489)	(2,445,279)	—	—	—	(18,037,768)
Operating costs – intersegment	—	—	(1,433,285)	—	—	1,433,285	—
Interest and other income	697,638	—	—	—	—	—	697,638
Interest expense	(321,706)	(226,425)	—	—	—	—	(548,131)
Depletion and amortization	(158,969)	(6,030,047)	—	—	—	—	(6,189,016)
Write-down of mineral properties	—	(32,003,253)	—	—	—	—	(32,003,253)
Segment loss	(22,073,816)	(36,705,843)	(1,524,404)	—	(350,000)	—	(60,654,063)
Segment assets	139,289,973	7,213,907	163,015	113,451,761	—	—	260,118,656
Capital expenditures	289,312	9,939,717	—	40,671,495	—	—	50,900,524

2003
Mining revenue	$—	$9,412,553	$1,916,854	$—	$—	$—	$11,329,407
Mining revenue – intersegment	—	2,821,291	—	—	—	(2,821,291)	—
Operating costs	—	(9,396,466)	(2,386,719)	—	—	—	(11,783,185)
Operating costs – intersegment	—	—	(2,821,291)	—	—	2,821,291	—
Interest and other income	176,187	19,805	—	—	—	—	195,992
Interest expense	(526,932)	(379,402)	(156)	—	—	—	(906,490)
Depletion and amortization	(276,722)	(2,920,688)	(133,840)	—	—	—	(3,331,250)
Write-down of mineral properties	(3,181,171)	—	(14,325,166)	—	—	—	(17,506,337)
Segment profit/(loss)	(54,655,200)	(436,375)	(3,425,839)	—	(2,969,088)	—	(61,486,502)
Segment assets	34,063,016	27,273,441	156,807	72,780,264	—	—	134,273,528
Capital expenditures	53,503	1,476,173	246,181	7,256,568	—	—	9,032,425

2002
Mining revenue	$—	$1,607,541	$6,915,863	$—	$—	$—	$8,523,404
Mining revenue – intersegment	—	7,496,646	—	—	—	(7,496,646)	—
Operating costs	—	(7,111,510)	(2,611,126)	—	—	—	(9,722,636)
Operating costs – intersegment	—	—	(7,496,646)	—	—	7,496,646	—
Interest and other income	43,906	5,700	—	—	—	—	49,606
Interest expense	(996,754)	(378,256)	—	—	—	—	(1,375,010)
Depletion and amortization	(210,744)	(1,462,494)	(601,370)	—	—	—	(2,274,608)
Write-down of mineral properties	(1,366,194)	—	—	—	—	—	(1,366,194)
Segment loss	(28,628,394)	(1,030,998)	(4,082,669)	—	(2,392,218)	—	(36,134,279)
Segment assets	18,294,110	20,537,216	11,887,472	51,283,793	13,454,580	—	115,457,171
Capital expenditures	67,738	2,356,954	692,483	23,914,404	—	—	27,031,579

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16.      SEGMENTED INFORMATION (continued)

Geographic information:

	Mining Revenue			Property, Plant and Equipment

	2004	2003	2002	2004	2003	2002

Venezuela	$20,245,690	$11,329,407	$8,523,404	$117,114,362	$102,195,069	$90,448,868
Discontinued operations	—	—	—	—	—	7,203,492

Total Foreign	20,245,690	11,329,407	8,523,404	117,114,362	102,195,069	97,652,360
Canada	—	—	—	214,975	79,194	37,395

Total	$20,245,690	$11,329,407	$8,523,404	$117,329,337	$102,274,263	$97,689,755

17.       DISCONTINUED OPERATIONS

On October 27, 2003, the Company finalized a purchase and sale agreement (the “Agreement”) with Uruguayan Mineral Explorations Inc. (“UME”) for the sale of the Company’s Uruguayan mining operations. Under the terms of the Agreement, which was effective October 1, 2003, UME was required to pay the Company cash consideration of $2,000,000 payable in two equal installments. The first payment of $1,000,000 was received in April 2004. On October 18, 2004 UME filed a reduction notice against the second instalment claiming there were undisclosed liabilities which occurred prior to October 1, 2003. Payment of $650,000 was received from UME as final settlement against the second instalment.

18.	COMMITMENTS AND CONTINGENCIES

Fair value of financial instruments

The balance sheet carrying amounts for cash and cash equivalents, short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair value due to their short-term nature. The carrying value for the notes payable approximates fair value as its issuance date is near the balance sheet date. The carrying value of the bank loan approximates fair value primarily due to the floating rate nature of the debt instrument.

Fair values of certain financial instruments, including fixed forward contracts and written call options are determined based on estimates using net present value, Black-Scholes and other valuation techniques. The estimates are significantly affected by the assumptions used including current market and contractual prices of the underlying instruments, as well as time value, and by yield curve and volatility factors underlying the positions. The estimated fair values attributed to these contracts are carried on the balance sheet under the caption commodity contract obligation.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002 (Expressed in United States dollars – See Note 2)

18.	COMMITMENTS AND CONTINGENCIES (continued)

Lease agreements

The Company has entered into various operating lease agreements which expire over a period of five years. Total rent expense charged to operations under these agreements was $176,181 (2003 – $124,224; 2002 – $112,042).

Minimum lease payments under operating leases in effect through 2009 are as follows:

2005	$160,950
2006	153,210
2007	122,260
2008	106,780
2009	35,730

$578,930

Las Cristinas Properties

The rights of Crystallex to develop the Las Cristinas deposits are derived from the agreement between the Company and the CVG (Note 6). The agreement does not transfer any property ownership rights to Crystallex and the right to develop the deposits is contingent upon the Company continuing to meet its ongoing obligations under the agreement; principally, the Company is to:

a.	make all investment and complete all works necessary to exploit the mineral resources,

b.	present to the CVG for approval by September 17, 2003 a feasibility study, together with an investment and financing plan to support the feasibility study,

c.	present to the CVG for approval, life of mine, annual production plans and annual production commitments,

d.	commence production of the mining project by May 2004; such start may be extended in the event permitting delays are encountered,

e.	pay a royalty and exploitation tax, as set out in the agreement, based on the value of gross monthly gold production,

f.	provide for certain social programs and for the employment, training and technical assistance to small miners,

g.	supply performance bonds related to the development and environmental obligations,

h.	bear all costs relating to a technical liaison office to be created by the CVG.

The Company submitted the feasibility study inclusive of an investment and financing plan, referred to in (b) above, within the prescribed timeframe and the CVG approved the feasibility study. The Company is awaiting receipt of the Permit to Impact Natural Resources.

Although the agreement grants certain rights to the Company to develop the deposits, the ultimate development will require significant financial resources, requiring the Company to raise project financing, debt and equity. There is no assurance that sufficient additional financing will be available to Crystallex and failure to obtain such financing could result in delays or indefinite postponement, which could lead to a default under the agreement.

The Company has made certain commitments to date approximating $85 million, and will be required to make additional commitments approximating $180 million, in order to complete construction of the Las Cristinas project. Management remains confident that it will be able to obtain the necessary financing through project debt, other forms of public market debt, or equity financing. In the event that such efforts are not successful, the carrying value of Las Cristinas could be subject to material adjustment.

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18.      COMMITMENTS AND CONTINGENCIES (continued)

Tax Assessments

The Company is currently appealing tax assessments in Venezuela for the years ended December 31, 1997, 1998 and 1999. The potential exposure relating to the tax assessments for these years is not determinable at this time. A provision for any obligation relating to the outcome of this appeal will be recorded once the outcome is likely and measurable.

Vengroup Arbitration Proceedings

The Corporation is a party to the Vengroup arbitration proceedings and at this time cannot predict the outcome of these proceedings (including whether any arbitration award could have a material adverse affect on the Corporation).

19.      RISK MANAGEMENT

Currency risk

The Company is exposed to currency risk as certain of its purchases are denominated in foreign currency. Unfavourable changes in the applicable exchange rate may result in a decrease or increase in foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company’s Venezuelan operations are currently subject to currency and exchange controls. These government imposed controls may adversely affect the Company as such controls restrict the Company’s ability to flow U.S. dollars, generated from the sale of its gold production, out of the country.

Credit and market risk

The Company enters into financial agreements (financial instruments) with major international banks and other international financial institutions in order to manage underlying revenue and future cash flow exposures arising from commodity prices. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash, accounts receivable, and fixed forward contracts and option contracts for metals.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in commodity prices, interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that counterparty might fail to fulfill its performance obligations under the terms of a derivative contract or accounts receivable. The Company limits the amount of credit exposure in cash and securities by placing these financial instruments in high quality securities issued by government agencies, financial institutions and major corporations and by diversifying its holdings. The Company also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from one customer, the Venezuelan Central Bank.

The Company is exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Company minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Company continually monitors the market risk of its activities.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002 (Expressed in United States dollars – See Note 2)

19.      RISK MANAGEMENT (continued)

Title risk

Title to mineral properties and mining rights involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds concessions or other mineral leases or licenses, Crystallex cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mining properties. The Company relies on title opinions by legal counsel who base such opinions on the laws of countries in which the Company operates.

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The following adjustments and/or additional disclosures would be required in order to present the financial statements in accordance with U.S. GAAP and in accordance with practices prescribed by the United States Securities and Exchange Commission.

Balance Sheets

The impact of differences between Canadian GAAP and U.S. GAAP on the combined balance sheets is as follows:

	2004

	Canadian GAAP	Adjustments		U.S. GAAP

Current assets	$43,643,981	$—		$43,643,981
Restricted cash	95,505,636	—		95,505,636
Property, plant and equipment	117,329,337	(75,489,919	)(a)	41,839,418
Deferred financing fees	3,639,702	—		3,639,702

	$260,118,656	$(75,489,919)		$184,628,737

Current liabilities	$27,719,544	$—		$27,719,544
Asset retirement obligations	2,301,181	—		2,301,181
Long-term debt	80,687,719	—		80,687,719
Commodity contract obligations	5,855,897	—		5,855,897
Shareholders’ equity	143,554,315	(75,489,919)		68,064,396

	$260,118,656	$(75,489,919)		$184,628,737

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20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Balance Sheets (continued)

	2003

	Canadian GAAP	Adjustments		U.S. GAAP

Current assets	$31,848,685	$—		$31,848,685
Property, plant and equipment	102,274,263	(80,662,710	)(a)	21,611,553
Deferred financing fees	150,580	—		150,580

	$134,273,528	$(80,662,710)		$53,610,818

Current liabilities	$28,208,702	$—		$28,208,702
Long-term debt	6,458,000	—		6,458,000
Commodity contract obligations	20,498,008	—		20,498,008
Minority interest	111,053	—		111,053
Shareholders' equity	78,997,765	(80,662,710)		(1,664,945)

	$134,273,528	$(80,662,710)		$53,610,818

(i)	U.S. GAAP requires segregation of accrued liabilities from accounts payable on the combined balance sheets. Under Canadian GAAP, there is no similar reporting requirement. As at December 31, 2004, $2,867,430 (2003 – $2,920,574) would be presented as accrued liabilities.

(ii)	For the purposes of reporting in accordance with U.S. GAAP, amounts referred to as contributed surplus under Canadian GAAP are referred to as additional paid in capital.

Statement of Operations

The impact of the above differences between Canadian GAAP and U.S. GAAP on the loss for the year would be as follows:

		2004	2003	2002

Net loss for the year
per Canadian GAAP		$(60,654,063)	$(61,486,502)	$(36,134,279)
Adjustments to mineral properties	(a)	5,172,791	(2,708,117)	(26,069,850)
Accretion of interest on
convertible notes	(c)	—	(3,291,319)	(1,501,521)
Fair value of employee stock
options granted	(d)	—	(2,696,968)	(259,187)
Unrealized (loss) gain on trading securities	(b)	—	(11,604)	11,604

Net loss for the year per U.S. GAAP		$(55,481,272)	$(70,194,510)	$(63,953,233)

Net loss per share – basic		$(0.32)	$(0.59)	$(0.76)

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002 (Expressed in United States dollars – See Note 2)

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statement of Operations Presentation

For U.S. GAAP purposes, the measures “Loss before other items” and “Commodity contract loss” are not recognized terms and would therefore not be presented. In addition, the “Operating loss” measure included within the Canadian GAAP statement of operations is not comparable to “Operating loss” under U.S. GAAP. The following table reconciles “Net loss for the year per U.S. GAAP” to “Loss from operations for U.S. GAAP”.

	2004	2003	2002

Net loss for the year per U.S. GAAP	$(55,481,272)	$(70,194,510)	$(63,953,233)

Non-operating loss components
Under Canadian GAAP:
Interest on long-term debt	$548,131	$906,490	$1,375,010
Commodity contract loss	963,717	16,475,340	22,278,461
Foreign exchange (gain) loss	(397,313)	3,528,401	(587,570)
Interest and other income	(697,638)	(195,992)	(49,606)
Write-down of marketable securities	—	136,276	134,766
Write-down of investment in El Callao	493,702	—	—
Minority interest	(111,053)	—	—
U.S. GAAP reconciling items:
Accretion of interest on
convertible notes	—	3,291,319	1,501,521
Unrealized loss (gain) on trading securities	—	11,604	(11,604)

Non-operating loss per U.S. GAAP	799,546	24,153,438	24,640,978

Loss from operations per U.S. GAAP	$(54,681,726)	$(46,041,072)	$(39,312,255)

Statements of Cash Flows

The impact of the above differences between Canadian GAAP and U.S. GAAP on the combined statements of cash flows would be as follows:

	2004	2003	2002

Cash flows(used in) provided by operating
activities, Canadian GAAP	$(36,005,098)	$(26,538,672)	$(2,936,240)
Adjustments to mineral properties	(2,709,655)	(6,509,464)	(23,789,031)

Cash flows used in operating activities,
U.S. GAAP	(38,714,753)	(33,048,136)	(26,725,271)

Cash flows used in investing activities,
Canadian GAAP	(179,183,440)	(8,666,513)	(27,072,539)
Adjustments to mineral properties	2,709,655	6,509,464	23,789,031

Cash flows used in investing activities,
U.S. GAAP	(176,473,785)	(2,157,049)	(3,283,508)

Cash flows provided by financing activities,
Canadian and U.S. GAAP	193,101,744	53,375,797	25,018,094

Cash flows (used in) provided by continuing
operations, Canadian and U.S. GAAP	(22,086,794)	18,170,612	(4,990,685)
Cash flows provided by (used in) discontinued
operations, Canadian and U.S. GAAP	1,650,000	831,476	(829,487)
Effect of foreign exchange rate
difference on cash and cash equivalents	—	3,595,235	378,452

Net (decrease) increase in cash and cash
equivalents during the year	(20,436,794)	22,597,323	(5,441,720)

Cash and cash equivalents, beginning of year	26,203,536	3,606,213	9,047,933

Cash and cash equivalents, end of year	$5,766,742	$26,203,536	$3,606,213

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20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(a)	Mineral Properties and Exploration and Development Costs

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value.

Under U.S. GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed however, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Under Canadian GAAP, travel costs directly related to the acquisition and development of mineral properties are capitalized as a part of the underlying asset. Under U.S. GAAP, included in the mineral property adjustments for the years ended December 31, 2004, 2003, and 2002 are expenses of $251,324, $323,934 and $321,448 respectively, related thereto.

Property, Plant and Equipment

	2004	2003

Net book value under
Canadian GAAP	$117,329,337	$102,274,263

Adjustments to mineral properties
and deferred exploration and
developmental expenditures
Las Cristinas Concessions	(75,489,919)	(72,780,264)
Tomi Concession	—	(3,151,433)
Albino 1 Concession	—	(4,731,013)

Total adjustments	(75,489,919)	(80,662,710)

Net book value under U.S. GAAP	$41,839,418	$21,611,553

(b) Investments

In accordance with Canadian GAAP, short term marketable securities are carried at the lower of aggregate cost and current market values, with unrealized losses being included in the determination of net income (loss) for the year. Long-term investment securities are carried at cost and are only written down when there has been an other than temporary decline in value. Any unrealized loss on write-down is recognized in the determination of net income (loss) for the year.

Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires that equity securities that have readily determinable fair values be classified as either available-for-sale or trading securities, and that they be reported at fair market values. For available-for-sale securities, unrealized gains or losses are to be reported as other comprehensive income, a separate component of shareholders’ equity, until realized. For trading securities, unrealized gains or losses are included in the determination of net income (loss) for the year.

Crystallex Annual Report 2004	83

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002 (Expressed in United States dollars – See Note 2)

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(c)	Convertible Notes

Under Canadian GAAP, upon issuance of convertible notes, the net proceeds received are allocated between the liability and equity components of the notes. The liability portion of the convertible notes is calculated by determining the carrying amount of the convertible notes by discounting the stream of future payments of principal at the prevailing market rate for a similar liability that does not have an associated equity component.

Under U.S. GAAP, on issuance, convertible notes would be recorded as a liability and then reclassified as equity only upon conversion. Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to additional paid in capital. This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note. Accordingly, for U.S. GAAP purposes, for the year ended December 31, 2004, an additional interest expense (including accretion) of $ Nil (2003 – $3,291,319; 2002 – $1,501,521) has been recorded.

(d)	Stock-based Compensation

In accordance with Canadian GAAP, prior to January 1, 2004, the Company did not record any expense with respect to stock options granted to employees, but rather included additional financial statement disclosures.

Under U.S. GAAP, the Company measures its employee stock-based awards using the fair value method as prescribed under SFAS No. 123 “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” an amendment to SFAS No. 123.

Under U.S. GAAP, on the date of issuance, the Company determines the fair value of the employee stock options using the Black-Scholes option pricing model. In determining the fair value of these employee stock options, the following assumptions were used:

	2004	2003	2002

Risk free interest rate	4.38%	4.04%	4.22%
Expected life	5.98 years	3.95 years	3.75 years
Expected volatility	75%	108%	75%
Expected dividends	__	__	___

For the year ended December 31, 2004, an expense of $5,296,977, (2003 – $2,696,968; 2002 – $259,187) has been recorded with respect to the stock options granted in the year.

(e)	Comprehensive Income (loss)

SFAS No. 130 “Reporting Comprehensive Income” establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the financial statements. For the Company, the only components of comprehensive loss are the net loss for the period, the change in cumulative translation adjustment and the unrealized gains and losses on the available-for-sale securities. This information is presented below.

84	Crystallex Annual Report 2004

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002 (Expressed in United States dollars – See Note 2)

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(e) Comprehensive Income (loss) (continued)

Accumulated Other Comprehensive Loss

For U.S. GAAP, the accumulated other comprehensive loss would be calculated as follows:

	2004	2003	2002

Accumulated other comprehensive loss
Accumulated other comprehensive loss, beginning of year	$(695,329)	$(1,122,324)	$(1,981,573)
Change in market value of
available-for-sale securities	—	—	111,426
Change in cumulative translation
adjustment for the year	—	538,421	747,823
Reclassification adjustment for
amounts included in net income	—	(111,426)	—

Accumulated other comprehensive loss, end of year	$(695,329)	$(695,329)	$(1,222,324)

	2004	2003	2002

Accumulated other comprehensive loss, end of year, comprises:
Change in market value of
available-for-sale securities	$—	$—	$111,426
Cumulative translation adjustment	(695,329)	(695,329)	(1,233,750)

	$(695,329)	$(695,329)	$(1,222,324)

Comprehensive Loss

For U.S. GAAP, the comprehensive loss would be calculated as follows:

	2004	2003	2002

Comprehensive loss comprises
Net loss for the year	$(55,481,272)	$(70,194,510)	$(63,953,233)
Change in market value of
available-for-sale securities	—	—	111,426
Change in cumulative translation
adjustment	—	538,421	747,823
Reclassification adjustment for
amounts included in net income	—	(111,426)	—

Comprehensive loss for the year	$(55,481,272)	$(69,767,515)	$(63,093,984)

(f)	Recent Accounting Pronouncements

SFAS 123R, Stock-based compensation

In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R is applicable for all interim or annual reporting periods beginning after June 15, 2005 and requires that compensation cost relating to share-based payment transactions be measured based on the fair value of the equity or liability instruments issued and recognized in financial statements. Management is analyzing the requirements of this new statement and believes the adoption of this policy will not have a material impact on the Company’s financial statements.

Crystallex Annual Report 2004	85

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002 (Expressed in United States dollars – See Note 2)

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (continued)

(f)	Recent Accounting Pronouncements (continued)

SFAS 153, Exchange of Non-Monetary Assets

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

SFAS 151, Inventory Costs

In November 2004, the FASB issued SFAS No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4, which amends Chapter 4 of ARB No. 43 that deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that those items be recognized as current period charges. Also, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, although earlier application is permitted for fiscal years beginning after the date of issuance of this Statement. Retroactive application is not permitted. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

Consolidation of Variable Interest Entities

In 2004, the CICA issued Accounting Guideline AcG-15, “Consolidation of Variable Interest Entities”, to provide guidance for applying the principles in Handbook Section 1590, “Subsidiaries”, to certain entities. AcG-15 is effective for the Company’s 2005 fiscal year and harmonizes Canadian GAAP with U.S. GAAP accounting for variable interest entities. The adoption of this new guideline will not have a material impact on the Company’s financial statements.

86	Crystallex Annual Report 2004

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FORWARD LOOKING – CAUTIONARY NOTE

NOTE: This Report may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Crystallex, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form (“AIF”). Forward-looking statements in this release including, without limitation to, statements regarding the expectations and beliefs of management include the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in Crystallex’s AIF, annual report, and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission (“SEC”), and other regulatory authorities.

ADDITIONALLY: The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this report are Canadian mining terms as defined in accordance with National Instruction 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s technical reports, including the Annual Information Form and other reports filed by the Crystallex on www.sedar.com.

A qualified person has verified the data contained in this release.

NOTE TO U.S. INVESTORS: While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Crystallex Annual Report 2004	87

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MANAGEMENT & WORKING BOARD

MANAGEMENT

Todd Bruce	Dr. Richard Spencer	Ronald Colquhoun
President & CEO	Vice President, Exploration	Vice President, Technical Services

Dr. Ken Thomas	Dr. Luca M. Riccio	Brendan (Barney) Burke
Chief Operating Officer	PhD.P.Geo. – Consulting Geologist	Corporate Manager, Projects

Borden D. Rosiak	Robert Crombie	John Binns
Chief Financial Officer	Vice President, Corporate	Vice President, Environmental
Development and Planning

Daniel R. Ross	A. Richard Marshall	Daniel Hamilton
Executive Vice President and	Vice President,	Vice President, Controller
Corporate Counsel	Investor Relations

Dr. Sadek El-Alfy
Vice President, Operations

BOARD OF DIRECTORS

Robert A. Fung	C. William Longden	Marc J. Oppenheimer
Chairman	Director	Director

Todd Bruce	David I. Matheson	Johan van’t Hof
President & CEO	Director	Director

Michael J.H. Brown	Harry J. Near	Armando F. Zullo
Director	Director	Director

Additional Information including Board member and Management Bios, Board Committee composition and Corporate Governance Policies can be viewed on the Company’s website www.crystallex.com

CORPORATE INFORMATION

CORPORATE & HEAD OFFICE	INVESTOR CONTACT	CORPORATE COUNSEL

18 King Street East	A. Richard Marshall	McMillan Binch LLP
Suite 1210	Vice President,	BCE Place
Toronto, ON	Investor Relations	Suite 4400, Bay Wellington Tower
M5C 1C4 Canada	Tel: 800-738-1577	181 Bay Street
Tel: 416-203-2448	rmarshall@crystallex.com	Toronto, ON M5J 2T3 CANADA

REGISTERED OFFICE	INDEPENDENT AUDITORS	TRANSFER AGENT AND REGISTRAR
18 King Street East	Deloitte & Touche LLP
Suite 1210	Suite 1400, BCE Place	CIBC Mellon Trust Company
Toronto, ON	181 Bay Street	P.O. Box 7010
M5C 1C4 Canada	Toronto, ON	Adelaide Street Postal Station
Tel: 416-203-2448	M5J 2V1 CANADA	Toronto, ON M5C 2W9 CANADA
Tel: 800-387-0825
Tel: 416-643-5500
www.cibcmellon.com

88	Crystallex Annual Report 2004

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CRYSTALLEX INTERNATIONAL CORPORATION
Suite 1210, 18 King Street East, Toronto, Ontario M5C 1C4
Telephone: (416) 203-2448

NOTICE OF ANNUAL AND SPECIAL
MEETING OF SHAREHOLDERS

TAKE NOTICE that an annual and special meeting of the shareholders of Crystallex International Corporation (the “Corporation”) will be held at 8:30 a.m. (Toronto time) on Friday, June 24, 2005 in the Windsor Ballroom of Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario, M5C 1E9 for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2004 together with the auditors’ report thereon;

2.	to elect directors of the Corporation;

3.	to appoint auditors of the Corporation and to authorize the board of directors of the Corporation to fix their remuneration;

4.	to consider and, if deemed advisable, to pass, with or without amendment, a resolution in the form attached as Schedule A to the accompanying management information circular amending the Incentive Share Option Plan of the Corporation to change the maximum number of common shares of the Corporation issued and issuable thereunder from 13,500,000 to 10% of the issued and outstanding common shares of the Corporation from time to time; and

5.	to transact such other business as may properly come before the meeting or any adjournment thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the meeting and forms part of this notice.

A copy of the annual report of the Corporation containing the audited consolidated financial statements of the Corporation for the year ended December 31, 2004 together with the auditors’ report thereon accompanies this notice.

Shareholders are entitled to appoint a proxy to attend and act for and on behalf of them at the meeting. Shareholders who are unable to attend the meeting in person and who wish to ensure that their common shares are voted at the meeting are requested to complete, sign and return the accompanying form of proxy in accordance with the instructions set out therein and in the accompanying management information circular.

DATED May 6, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

President and Chief Executive Officer

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CRYSTALLEX INTERNATIONAL CORPORATION
Suite 1210, 18 King Street East, Toronto, Ontario M5C 1C4
Telephone: (416) 203-2448

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

VOTING INFORMATION	1
Solicitation of Proxies	1
Completion and Voting of Proxies	1
Revocation of Proxies	2
Voting Shares and Principal Shareholders	2

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VOTING INFORMATION

Solicitation of Proxies

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by management of Crystallex International Corporation (the “Corporation”) for use at the annual and special meeting of shareholders of the Corporation (the “Meeting”) to be held at the time and place and for the purposes set forth in the notice of meeting accompanying this Circular. The solicitation of proxies will be primarily by mail, but proxies may also be solicited by telephone, in writing or in person by the directors, officers and employees of the Corporation or by agents appointed by the Corporation. The cost of the solicitation of proxies will be borne by the Corporation.

Completion and Voting of Proxies

Unless a poll is requested or required, voting at the Meeting will be by a show of hands with each shareholder having one vote. If a poll is requested or required, shareholders will have one vote for each common share of the Corporation held by them. Unless otherwise indicated, a simple majority of the votes cast is required to approve a resolution at the Meeting.

The persons named in the accompanying form of proxy are officers of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder) other than the persons named in the accompanying form of proxy as the proxy of the shareholder to attend and act for and on behalf of the shareholder at the Meeting. To exercise this right, the shareholder must strike out the names of the persons named in the accompanying form of proxy and insert the name of the other person in the blank space provided or complete another appropriate form of proxy.

A shareholder may direct the manner in which the persons named in the accompanying form of proxy are to vote by checking the appropriate space on the form of proxy. On any poll, the persons named will vote or withhold from voting the shareholder’s shares in accordance with the directions given. If no direction is given for a particular matter, the persons named will vote the shareholder’s shares “For” that matter.

The accompanying form of proxy, when properly signed, confers discretionary authority with respect to amendments to the matters identified in the notice of Meeting and with respect to any other matters that may properly come before the Meeting or any adjournment thereof. At the date of this Circular, management of the Corporation is not aware that any such amendments or other matters may properly come before the Meeting. If, however, any such amendments or other matters properly come before the Meeting, the persons named in the accompanying form of proxy will vote on such amendments or other matters in accordance with their best judgment.

The accompanying form of proxy must be dated and signed by the shareholder or by his or her attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer or attorney of the corporation.

To be effective, a proxy must be deposited with CIBC Mellon Trust Proxy Department by mail using the return envelope accompanying the notice of Meeting, by hand delivery to 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9 or by facsimile to (416) 368-2502 at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof or be deposited with the chairman of the Meeting on the day of the Meeting or any adjournment thereof before the commencement of the Meeting or any adjournment thereof.

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Revocation of Proxies

A shareholder may revoke a proxy by delivering a written revocation to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or by depositing a written revocation with the chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law. The revocation must be dated and signed by the shareholder or by his or her duly authorized attorney. In the case of a corporation, the revocation must be dated and signed by a duly authorized officer or attorney of the Corporation. The revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by the revoked proxy.

Voting Shares and Principal Shareholders

The Corporation is authorized to issue an unlimited number of common shares (“Common Shares”), an unlimited number of Class A Preference shares and an unlimited number of Class B Preference shares. As at April 30, 2005, there were 192,631,619 Common Shares, no Class A Preference shares and no Class B Preference shares issued and outstanding. Each issued and outstanding Common Share carries the right to one vote.

Each shareholder of record at the close of business on April 25, 2005 will be entitled to one vote for each Common Share held on each matter coming before the Meeting.

The following persons are registered holders of 10% or more of the Common Shares:

Name and Address(1)	Number of Common Shares(2)	Percentage of Outstanding Common Shares(2)

Cede & Co. Box 20 Bowling Green Station New York, New York 10274	106,647,327	55.36%

CDS & Co. 25 The Esplanade Box 1038, Station A Toronto, Ontario M5E 1W5	69,683,404	36.17%

Notes:
(1)	The persons named are clearing agencies. Management of the Corporation does not know who beneficially owns the Common Shares held by the persons named.

(2)	As at April 30, 2005.

To the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or controls or directs voting securities of the Corporation carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation.

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DIRECTORS

Election of Directors

The articles of the Corporation provide that the Corporation shall have a minimum of one director and a maximum of 10 directors. The articles also provide that the actual number of directors within the specified minimum and maximum may be determined from time to time by resolution of the directors. The board of directors of the Corporation (the “Board”) has by resolution dated May 6, 2005 fixed the number of directors of the Corporation, within the specified minimum and maximum, at eight, thereby reducing the number of directors of the Corporation from nine to eight. The Board resolution is effective on the election of directors at the Meeting. The term of office of each of the current directors expires on the election of directors at the Meeting. David I. Matheson who is currently a director of the Corporation is not standing for re-election as a director at the Meeting.

Management of the Corporation intends to nominate the individuals named below for election as directors of the Corporation. Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote “For” the election of the proposed nominees. The Corporation has not received notice, and management of the Corporation is not aware, of any other nominees for election as directors of the Corporation.

The following table sets out the following information for each proposed nominee: (a) his name and province or state and country of residence; (b) the period during which he has served as a director; (c) the Board committees of which he is a member; (d) his principal occupation; (e) his position with the Corporation; and (f) the number of Common Shares beneficially owned, directly or indirectly, or controlled or directed by him.

Name, Residence and Position with Corporation(1)	Principal Occupation(1)	Director Since	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed(1)

Robert A. Fung Ontario, Canada Chair of the Board and Director	Employee, Orion Securities Inc.	December 3, 1996	19,500

Todd Bruce(6) Ontario, Canada President and Chief Executive Officer and Director	President and Chief Executive Officer of the Corporation	September 22, 2003	16,100

Michael J. H. Brown(3)(4)(6) Ontario, Canada Director	Principal, Capital Markets Advisory Division, Acer Resource Financial Management Inc.	October 10, 2002	15,633

C. William Longden(2) (6) Ontario, Canada Director	Vice Chairman, Marshall, Macklin, Monaghan Limited	July 25, 2000	88,201

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Harry J. Near (2)(5) Ontario, Canada Director	President, Near Consultants & Associates; Principal, The Earnscliffe Strategy Group	May 5, 1997	133,541

Marc J. Oppenheimer(3)(6) New Jersey, United States of America Director	Executive Vice-President, Kenmar Global Investment Management Inc.	February 20, 1995	286,997

Johan C. van’t Hof(2)(3)(6) Ontario, Canada Director	President and Principal, Tonbridge Corporation	March 12, 2004	7,301

Armando F. Zullo (4)(5) British Columbia, Canada Director	President, A.F. Zullo & Company Ltd.	December 3, 1996	57,189

Notes:
(1)	Information on the province or state and country of residence, the principal occupation and the number of Common Shares beneficially owned, directly or indirectly, or controlled or directed by each proposed nominee is not within the knowledge of management of the Corporation and has been furnished by the proposed nominee. The number of Common Shares beneficially owned, directly or indirectly, or controlled or directed by each proposed nominee is as at April 30, 2005.
(2)	Member of the Audit Committee.
(3)	Member of the Finance and Risk Management Committee.
(4)	Member of the Corporate Governance Committee.
(5)	Member of the Nominating and Compensation Committee.
(6)	Member of the Environment, Health and Safety and Operations Committee.

During 2004, the Board met 11 times. The attendance record at Board meetings was 94%. Four directors (Messrs. Fung, Near, van’t Hof and Zullo) attended all meetings; four directors (Messrs. Brown, Bruce, Matheson and Oppenheimer) missed one meeting; and one director (Mr. Longden) missed two meetings.

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CORPORATE GOVERNANCE

The Corporation is

•	incorporated under the Canada Business Corporations Act;

•	a reporting issuer under the securities laws of the Provinces of Ontario, British Columbia, Alberta, Québec, Nova Scotia and Newfoundland and Labrador; and

•	a reporting foreign private issuer with the United States Securities and Exchange Commission (“SEC”).

The Common Shares of the Corporation are listed on the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

The corporate governance practices of the Corporation are subject to the requirements of the United States Sarbanes-Oxley Act of 2002 (“SOX”), the rules of the SEC adopted pursuant to SOX, the rules of the AMEX applicable to foreign private issuers, the guidelines of the TSX and the guidelines and rules of the Canadian Securities Administrators. The Corporation believes that its corporate governance practices comply with all of these requirements, rules and guidelines applicable to the Corporation at this time.

Attached to this Circular as Schedule B is a copy of the Corporate Governance Statement of the Corporation.

Attached to this Circular as Schedule C is a statement of the corporate governance practices of the Corporation in response to the TSX guidelines.

EXECUTIVE COMPENSATION

Compensation of Officers

The following table sets out information concerning the compensation paid during 2004, 2003 and 2002 to (a) each of the individuals who served as the chief executive officer or the chief financial officer of the Corporation during 2004; (b) each of the three most highly compensated executive officers of the Corporation, other than the chief executive officer and the chief financial officer, who were serving as executive officers at the end of 2004; and (c) each of the individuals who would have been included in (b) if they had been serving as an officer of the Corporation at the end of 2004 (the “Named Executive Officers”).

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Summary Compensation Table
(unless otherwise indicated, all dollar amounts are in Canadian dollars)

		Annual Compensation				Long Term Compensation Awards

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Other Annual Compensation ($)		Securities Under Options Granted(2) (#)	All Other Compensation ($)

Todd Bruce	2004	$500,000	$250,000	$18,696		141,250	NIL
President and Chief	2003	$138,267	NIL	$13,267	(3)	400,000	NIL
Executive Officer	2002	NIL	NIL	NIL		NIL	NIL

Kenneth G. Thomas	2004	$300,000	$200,000	$17,946		50,000	NIL
Chief Operating	2003	$233,100	$150,000	NIL		180,000	$50,000	(4)
Officer	2002	NIL	NIL	NIL		NIL	NIL

Borden D. Rosiak	2004	$265,000	$200,000	$ 7,146		50,000	NIL
Chief Financial	2003	$226,667	$200,000	NIL		180,000	NIL
Officer	2002	$ 49,800	$ 20,000	NIL		NIL	NIL

Daniel R. Ross	2004	$400,000	$200,000	$ 7,146		50,000	NIL
Executive	2003	$400,000	$345,000	NIL		230,000	NIL
Vice-President and Corporate Counsel	2002	$400,000	$178,024	NIL		50,000	NIL

Dr. Sadek El-Alfy	2004	US$225,000	US$ 50,000	US$ 750	(5)	50,000	NIL
Vice-President	2003	US$222,000	US$140,000	US$ 1,800	(5)	200,000	NIL
Operations	2002	US$222,000	US$ 25,000	US$ 1,800	(5)	NIL	NIL

Marc J. Oppenheimer	2004	US$212,117	NIL	US$13,000	(5)	50,000	US$1,301,194	(7)
Vice Chair of the	2003	US$505,577	US$425,000	US$12,000	(5)	450,000	NIL
Board(6)	2002	US$449,996	US$195,000	US$11,000	(5)	40,000	NIL

Notes
(1)	Bonuses are reported in the year in which they were earned, not the year in which they were paid.
(2)	Options for Common Shares granted during the year.
(3)	Consulting fees for the period September 1, 2003 to September 21, 2003.
(4)	Relocation allowance.
(5)	Matching contribution made by the Corporation to the Named Executive Officer’s 401(k) plan.
(6)	Mr. Oppenheimer ceased to be Vice Chair of the Board on April 1, 2004.
(7)	Amount paid to Mr. Oppenheimer on the termination of his employment agreement with the Corporation. See “Executive Compensation – Employment Contracts”.

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Options Granted

The following table sets out information concerning options for Common Shares granted to the Named Executive Officers during 2004.

Option Grants

Name	Securities Under Options Granted(1) (#)	% of Total Options Granted to Employees in Year(2)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

Todd Bruce	50,000	2.5%	$4.05	$4.05	December 19, 2009
	50,000	2.5%	$3.17	$3.17	May 31, 2014
	41,250	2.5%	$2.85	$2.85	May 24, 2009
Kenneth G. Thomas	50,000	2.5%	$4.05	$4.05	December 19, 2009
Borden D. Rosiak	50,000	2.5%	$4.05	$4.05	December 19, 2009
Daniel R. Ross	50,000	2.5%	$4.05	$4.05	December 19, 2009
Dr. Sadek El-Alfy	50,000	2.5%	$4.05	$4.05	December 19, 2009
Marc J. Oppenheimer	50,000	2.5%	$3.17	$3.17	May 31, 2014

Notes:
(1)	Unless otherwise indicated, all options are exercisable immediately upon issuance.
(2)	Options granted to the Named Executive Officers and employees who are not directors.

Options Exercised

The following table sets out information concerning options exercised by the Named Executive Officers during 2004 and the value of unexercised options held by the Named Executive Officers as at December 31, 2004.

Option Exercises

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Year-End (#)		Value of Unexercised in-the-Money Options at Year-End

			Exercisable	Unexercisable	Exercisable	Unexercisable

Todd Bruce	NIL	NIL	274,584	266,666	$ 493,101	$527,999
Kenneth G. Thomas	NIL	NIL	230,000	NIL	$ 578,800	NIL
Borden D. Rosiak	NIL	NIL	230,000	NIL	$ 507,800	NIL
Daniel R. Ross	NIL	NIL	790,000	NIL	$2,032,650	NIL
Dr. Sadek El-Alfy	50,000	$138,000	285,000	NIL	$ 594,600	NIL
Marc J. Oppenheimer	NIL	NIL	2,345,000	NIL	$7,529,550	NIL

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Employment Contracts

The Corporation has entered into an employment agreement with each of the Named Executive Officers. Mr. Oppenheimer’s original agreement was effective February 20, 1995 and was terminated effective April 1, 2004. The other agreements are effective January 1, 2005.

Mr. Bruce’s agreement sets out the terms on which Mr. Bruce will act as President and Chief Executive Officer of the Corporation. Under the agreement, Mr. Bruce is entitled to receive an annual base salary of $500,000 and participate in the Corporation’s benefit program. He is also eligible to receive an annual bonus of up to 30% of his annual base salary. If his employment is terminated for disability, Mr. Bruce is entitled to continue to receive his annual base salary and benefits for a period of one year. If his employment is terminated for any reason other than disability or cause, Mr. Bruce is entitled to receive (a) a lump sum payment equal to three times his annual base salary and, if his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), his maximum annual bonus for the year of termination and (b) a continuation of his benefits for a period of three years.

Mr. Thomas’ agreement sets out the terms on which Mr. Thomas will act as Chief Operating Officer of the Corporation. Under the agreement, Mr. Thomas is entitled to receive an annual base salary of $340,000 and participate in the Corporation’s benefit program. He is also eligible to receive an annual bonus of up to 30% of his annual base salary. If his employment is terminated for disability, Mr. Thomas is entitled to continue to receive his annual base salary and benefits for a period of one year. If his employment is terminated for any reason other than disability or cause, Mr. Thomas is entitled to receive (a) a lump sum payment equal to two times his annual base salary and, if his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), his maximum annual bonus for the year of termination and (b) a continuation of his benefits for a period of two years.

Mr. Rosiak’s agreement sets out the terms on which Mr. Rosiak will act as Chief Financial Officer of the Corporation. Under the agreement, Mr. Rosiak is entitled to receive an annual base salary of $265,000 and participate in the Corporation’s benefit program. He is also eligible to receive an annual bonus of up to 30% of his annual base salary. If his employment is terminated for disability, Mr. Rosiak is entitled to continue to receive his annual base salary and benefits for a period of one year. If his employment is terminated for any reason other than disability or cause, Mr. Rosiak is entitled to receive (a) a lump sum payment equal to two times his annual base salary and, if his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), his maximum annual bonus for the year of termination and (b) a continuation of his benefits for a period of two years.

Mr. Ross’ agreement sets out the terms on which Mr. Ross will act as Executive Vice-President and Corporate Counsel of the Corporation. Under the agreement, Mr. Ross is entitled to receive an annual base salary of $400,000 and participate in the Corporation’s benefit program. He is also eligible to receive an annual bonus of up to 30% of his annual base salary. If his employment is terminated for disability, Mr. Ross is entitled to continue to receive his annual base salary and benefits for a period of one year. If his employment is terminated for any reason other than disability or cause, Mr. Ross is entitled to receive (a) a lump sum payment equal to three times his annual base salary and, if his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the

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Corporation), his maximum annual bonus for the year of termination and (b) a continuation of his benefits for a period of three years.

Mr. Oppenheimer’s agreement set out the terms on which Mr. Oppenheimer would act as President and Chief Executive Officer of the Corporation. Under the agreement, Mr. Oppenheimer was entitled to receive an annual salary of US$390,000 as well as a benefits package. In addition, he was entitled to negotiate an annual bonus incentive plan with the Corporation. Mr. Oppenheimer and the Corporation agreed to terminate Mr. Oppenheimer’s agreement effective April 1, 2004. On the termination of his agreement, Mr. Oppenheimer received a lump sum payment equal to US$1,301,194. He also ceased to be Vice Chair of the Board but remained a director of the Corporation.

Report on Executive Compensation

The Nominating and Compensation Committee composed of Messrs. Near (Chair) and Zullo reviews and makes recommendations to the Board with respect to the compensation of the executive officers of the Corporation.

Executive compensation is based on an evaluation of individual qualifications and performance, the performance of the Corporation and a comparison of compensation packages in peer group companies. Executive compensation may be comprised of any combination of cash (in the form of salary and bonus), benefits and stock options.

During 2004, the Nominating and Compensation Committee engaged the services of Enns and Company and Towers Perrin to assist it in developing an executive compensation system more appropriate for the Corporation’s current organizational structure. The objective of the exercise was to make executive compensation consistent with industry standards and practices. Executive compensation has three principal components: a base salary that is a function of industry norms and relevant experience; a cash bonus of up to 30% of base salary that is a function of achieving defined goals; and a long-term incentive share option plan that is also a function of achieving performance goals. The new executive compensation system was unanimously approved by the Board in December 2004 and became effective January 1, 2005.

Each of Mr. Fung and Mr. Bruce absents himself from a meeting, or portion of a meeting, of the Board where his compensation is discussed and refrains from voting in respect of the approval of his compensation.

Report presented May 3, 2005 by:
Harry J. Near (Chair)
Armando F. Zullo

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Performance Graph

The following performance graph compares the cumulative return to shareholders of the Corporation of an investment in Common Shares with the cumulative return to them of an investment in the Standard & Poor’s/Toronto Stock Exchange Composite Index (“TSX Composite”) and the Standard & Poor’s/Toronto Stock Exchange Capped Gold Index (“TSX Gold”) assuming an investment of $100 on December 31, 1999 and, where applicable, the reinvestment of dividends.

Index	Dec 31/99	Dec 31/00	Dec 31/01	Dec 31/02	Dec 31/03	Dec 31/04

Corporation	$100	$61	$139	$117	$175	$215
TSX Composite	$100	$107	$94	$82	$104	$119
TSX Gold	$100	$89	$110	$138	$161	$148

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Compensation of Directors

Directors of the Corporation are compensated for their services as directors through a combination of annual fees, stock options and, in the discretion of the Board in certain circumstances, special payments.

Outside directors (in 2004, Messrs. Brown, Longden, Matheson, Near, Oppenheimer, van’t Hof and Zullo) receive an annual fee of US$20,000 payable, at the option of the Corporation, in Common Shares (see “Directors Remuneration Plan”). All directors receive an annual grant of 25,000 options to acquire Common Shares. With the exception of the Audit Committee, the Chair of a Board committee receives an additional annual grant of 20,000 options to acquire Common Shares and a member of a Board committee (other than the Chair) receives an additional annual grant of 15,000 options to acquire Common Shares. The Chair of the Audit Committee receives an additional annual grant of 30,000 options to acquire Common Shares and a member of the Audit Committee (other than the Chair) receives an additional annual grant of 20,000 options to acquire Common Shares. The options are granted immediately after the annual general meeting of shareholders of the Corporation.

In 2004, the Corporation made a special payment of $75,000 to Mr. van’t Hof in recognition of his significant contribution as the Lead Director.

Directors and Officers Insurance

The Corporation maintains directors and officers liability insurance for itself and its directors and officers. Under the insurance policy, the Corporation is entitled to be reimbursed, subject to a deductible of US$150,000, for indemnity payments made by it to its directors and officers for losses suffered by them and the directors and officers are entitled to be reimbursed for losses suffered by them if they are not indemnified by the Corporation. The policy has a limit of US$10,000,000 per occurrence. The annual premium payable by the Corporation under the policy is US$299,013.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the individuals who are or were during 2004 directors or executive officers of the Corporation or are proposed nominees for election as directors of the Corporation and their respective associates and affiliates is or at any time since the beginning of 2004 was indebted to the Corporation or any of its subsidiaries.

INCENTIVE SHARE OPTION PLAN

Background

The shareholders of the Corporation approved the Incentive Share Option Plan (the “SOP”) of the Corporation in June 2002. They also approved an amendment to the SOP in June 2004 to increase the maximum number of Common Shares issued and issuable under the SOP.

The purpose of the SOP is to provide additional economic incentive to the directors, officers, employees and consultants of the Corporation and its associated and affiliated companies (“eligible persons”), to encourage stock ownership by eligible persons, to increase the proprietary interest of eligible persons in the success of the Corporation and to assist the Corporation and its subsidiaries in attracting talented new directors, officers and employees. The Board or a Board committee administers the SOP.

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Summary of Material Terms

The maximum number of Common Shares issued and issuable under the SOP is currently 13,500,000. The maximum number of Common Shares issuable to any one person at any time under the SOP is 5% of the Common Shares outstanding at that time on a non-diluted basis. The maximum number of Common Shares issued or issuable to insiders at any time under the SOP and any other share compensation arrangement of the Corporation is 10% of the Common Shares outstanding at that time on a non-diluted basis.

The exercise price and the vesting and exercise periods of options granted under the SOP are determined at the time of grant. The exercise price of an option may not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of grant. All options must be exercised no later than 10 years after the date of grant. If the holder of an option ceases to be an eligible person for any reason (including termination of his employment with the Corporation for cause), unless otherwise determined or provided in an employment agreement between the holder and the Corporation, all unvested options held by the holder expire and all vested options held by the holder must be exercised, in the case of death, within the lesser of the remainder of the exercise period and 12 months after the holder ceased to be an eligible person and, in all other cases, within the lesser of the remainder of the exercise period and any other period determined at the time of the grant.

The exercise price of each Common Share purchased under an option must be paid in full at the time that the option is exercised. The Corporation does not provide financial assistance to holders of options to facilitate the purchase of Common Shares on the exercise of their options.

Options granted under the SOP may be transferred only on death and are exercisable during the lifetime of the holder only by the holder and after the death of the holder only by the holder’s legal representative.

The Board may amend or terminate the SOP at any time subject to any required regulatory or other approvals. The maximum number of Common Shares issued and issuable under the SOP may not be increased without the approval of the shareholders of the Corporation. Under the rules of the TSX, the shareholders of the Corporation, excluding shareholders who are also insiders of the Corporation, must approve any reduction in the exercise price or any extension of the term of outstanding options under the SOP. No amendment or termination of the SOP may change any rights of a holder of options without the consent of the holder. The Board made a number of minor housekeeping amendments to the SOP effective January 1, 2005. None of these amendments was material or required shareholder approval.

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SOP Activity

The following table sets out SOP activity from December 31, 2003 to April 30, 2005.

	Maximum Number of Common Shares Issued and Issuable Under the SOP	Common Shares Issuable Under Outstanding Options	Common Shares Available for Future Grant(1)

Balance – December 31, 2003	10,500,000	8,543,500	(1,037,208)	(2)

Increase in 2004	3,000,000		3,000,000
Options granted in 2004		2,025,250	(2,025,250)	(2)
Options cancelled in 2004
Options exercised in 2004		651,000

Balance – December 31, 2004	13,500,000		(62,458)	(2)

Options granted in 2005		80,000	(80,000)
Options cancelled in 2005		(3,000)	3,000
Options exercised in 2005		310,000

Balance – April 30, 2005	13,500,000		(139,458)	(2)

Notes:
(1)	The maximum number of Common Shares issued and issuable under the SOP less all Common Shares issued under previously exercised options and issuable under outstanding options.
(2)	Subject to shareholder approval of an increase in the maximum Common Shares issued and issuable under the SOP.

Amendment of SOP

On May 6, 2005, the Board approved, subject to shareholder approval, an amendment to the SOP to change the maximum number of Common Shares issued and issuable thereunder from 13,500,000 to 10% of the issued and outstanding Common Shares from time to time. The purpose of the change is to facilitate the use of options to assist the Corporation in attracting and retaining experienced and skilled employees. In 2004, the Corporation commenced a program of granting options to employees at its Venezuelan operations. The Corporation expects that this program will continue in the future.

At the Meeting, the shareholders will be asked to consider and, if deemed advisable, to pass, with or without amendment, a resolution in the form attached as Schedule A to this Circular amending the SOP to change the maximum number of Common Shares issued and issuable thereunder from 13,500,000 to 10% of the issued and outstanding Common Shares from time to time (the “SOP Amendment Resolution”). If the SOP Amendment Resolution is approved, the maximum number of Common Shares issued and issuable under the SOP as at April 30, 2005 would be 19,263,162 Common Shares.

The Board has determined that the SOP Amendment Resolution is in the best interests of the Corporation and its shareholders. The Board recommends that shareholders vote in favour of the SOP Amendment Resolution.

To be approved, the SOP Amendment Resolution requires the affirmative vote of at least a majority of the votes cast by shareholders, other than insiders of the Corporation, in person or by proxy on the SOP

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Amendment Resolution. Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote “For” the SOP Amendment Resolution.

If the shareholders approve the SOP Amendment Resolution, under the rules of the TSX, every three years thereafter, commencing in 2008, the number of Common Shares available for future grant of options under the SOP must be approved by the Board, including a majority of the unrelated directors, and the shareholders of the Corporation.

Summary Information

The following table sets out summary information with respect to the SOP as at April 30, 2005.

Maximum Number of Common Shares Issued and Issuable Under the SOP		Common Shares Issued Under Exercised Options		Common Shares Issuable Under Outstanding Options		Common Shares Available for Future Grant(1)

#	% of Common Share Capital	#	% of Common Share Capital	#	% of Common Share Capital	#		% of Common Share Capital

13,500,000(2)	7.00%	3,929,708	2.04%	9,709,750	5.04%	(139,458)	(3)	(0.07)%
19,263,162(4)	10.00%	3,929,708	2.04%	9,709,750	5.04%	5,623,704	(3)	2.92%

Notes:
(1)	The maximum number of Common Shares issued and issuable under the SOP less all Common Shares issued under previously exercised options and issuable under outstanding options.
(2)	As at April 30, 2005.
(3)	Subject to shareholder approval of the SOP Amendment Resolution.
(4)	As at April 30, 2005 assuming that the shareholders of the Corporation approve the SOP Amendment Resolution.

DIRECTORS REMUNERATION PLAN

Background

The shareholders of the Corporation approved the Directors Remuneration Plan (the “DRP”) of the Corporation in December, 1998.

The purpose of the DRP is to provide for the issue of Common Shares to the directors of the Corporation and its associated and affiliated companies (“eligible persons”) in lieu of cash compensation payable to them in respect of their service as directors of the Corporation and its associated and affiliated companies. The Board or a Board committee administers the Plan.

Summary of Material Terms

The maximum number of Common Shares issued and issuable under the Plan is currently 600,000. The maximum number of Common Shares issued or issuable to insiders at any time under the DRP and any other share compensation arrangement of the Corporation is 10% of the Common Shares outstanding at that time on a non-diluted basis.

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The issue price per Common Share of any Common Shares issued under the DRP may not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of issue.

The Board may amend or terminate the DRP at any time subject to any required regulatory or other approvals. The maximum number of Common Shares issued and issuable under the DRP may not be increased without the approval of the shareholders of the Corporation. The Board made a number of minor housekeeping amendments to the DRP effective January 1, 2005. None of these amendments was material or required shareholder approval.

DRP Activity

The following table sets out the DRP activity from December 31, 2003 to April 30, 2005.

	Maximum Number of Common Shares Issued and Issuable Under the DRP	Common Shares Issued	Common Shares Available for Future Issue (1)

Balance – December 31, 2003	600,000	259,518	340,482

Common Shares issued in 2004		40,977	299,505

Balance – December 31, 2004	600,000	300,495	299,505

Common Shares issued in 2005		19,502	280,003

Balance – April 30, 2005	600,000	319,997	280,003

Note:
(1)	The maximum number of Common Shares issued and issuable under the DRP less all Common Shares previously issued.

Summary Information

The following table sets out summary information with respect to the DRP as at April 30, 2005.

Maximum Number of Common Shares Issued and Issuable Under the DRP		Common Shares Issued		Common Shares Available for Future Issue(1)

#	% of Common Share Capital	#	% of Common Share Capital(1)	#	% of Common Share Capital

600,000	0.31%	319,997	0.17%	280,003	0.15%

Note:
(1)	The maximum number of Common Shares issued and issuable under the DRP less all Common Shares previously issued.

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise set out in this Circular, none of the informed persons of the Corporation or proposed nominees for election as directors of the Corporation and their respective associates or affiliates has any material interest, direct or indirect, in any transaction since the commencement of 2004 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out in this Circular, none of the individuals who are or were at any time since the beginning of 2004 directors or executive officers of the Corporation or are proposed nominees for election as directors of the Corporation and their respective associates and affiliates has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors.

APPOINTMENT OF AUDITORS

At the Meeting, Deloitte & Touche LLP, Chartered Accountants, Suite 1400, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2V1 will be nominated for appointment as auditors of the Corporation at a remuneration to be fixed by the Board. Deloitte & Touche LLP were first appointed as auditors of the Corporation effective April 1, 2003.

CONSOLIDATED FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the year ended December 31, 2004 together with the auditors’ report thereon included in the annual report of the Corporation accompanying this Circular will be submitted to the Meeting. Receipt of the audited consolidated financial statements of the Corporation together with the auditors’ report thereon at the Meeting will not constitute approval or disapproval of any matters referred to therein.

MANAGEMENT CONTRACTS

No management functions of the Corporation or any of its subsidiaries are to any substantial degree performed by any person other than the directors and executive officers of the Corporation.

OTHER MATTERS

Shareholder Proposals

Shareholders must submit any shareholder proposal that they wish to be considered at the annual meeting of shareholders of the Corporation to be held in 2006 no later than March 26, 2006.

Glossary

The terms “affiliate”, “associate”, “insider” and “senior officer” used in this Circular have the meanings given to them in the Securities Act (Ontario). The terms “executive officer” and “informed person” used in this Circular have the meanings given to them in National Instrument 51-102 issued by the Canadian Securities Administrators.

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Additional Information

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Shareholders may obtain copies of the annual report of the Corporation including the audited consolidated financial statements of the Corporation and related MD&A for the year ended December 31, 2004 by contacting Daniel R. Ross, Secretary, Crystallex International Corporation, Suite 1210, 18 King Street East, Toronto, Canada M5C 1C4.

BOARD APPROVAL

The contents and the sending of this Circular have been approved by the Board of Directors.

DATED May 6, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

President and Chief Executive Officer

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SCHEDULE A

Amendment to Incentive Share Option Plan

RESOLVED THAT:

1.      The Incentive Share Option Plan of the Corporation is amended by changing the maximum number of common shares of the Corporation issued and issuable thereunder from 13,500,000 to 10% of the common shares of the Corporation issued and outstanding from time to time.

2.      Any officer or director of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute and deliver all such documents and instruments and to take all such other action as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments.

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SCHEDULE B

CRYSTALLEX INTERNATIONAL CORPORATION

Corporate Governance Statement

May 6, 2005

TABLE OF CONTENTS

1.	Introduction	2

2.	Board of Directors	2
2.1	Role and Responsibilities	2
2.2	Composition	3
2.3	Policy on Independence of Directors	4
2.4	Disclosure concerning Director Independence	5
2.5	Competencies and Skills	7
2.6	Chair	7
2.7	Lead Director	7
2.8	Corporate Secretary	8
2.9	Orientation and Assessment	8
2.10	Nomination	8
2.11	Remuneration	8

3.	Board Committees	8
3.1	Introduction	8
3.2	Audit Committee	8
3.3	Nominating and Compensation Committee	9
3.4	Corporate Governance Committee	10
3.5	Finance and Risk Management Committee	10
3.6	Environment, Health and Safety and Operations Committee	10

4.	Chief Executive Officer	10

5.	Management Committees	10

6.	Board Policies	11
6.1	Introduction	11
6.2	Policy on Provision of Services by External Auditors	11
6.3	Code of Business Conduct and Ethics	12
6.4	Statement of Policies and Procedures with respect to Confidentiality, Disclosure, Insider Trading and Tipping and Insider Reporting	12

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1.	Introduction

Corporate governance is the system by which business corporations are managed and directed. The governance structure of a corporation reflects the distribution of rights and responsibilities among the board of directors, management and shareholders of the corporation.

This Statement sets out the principal corporate governance practices of Crystallex International Corporation (Corporation). The documents referred to in this Statement may be viewed on the Corporation’s website at www.crystallex.com.

The Corporation is:

•	incorporated under the Canada Business Corporations Act;

•	a reporting issuer under the securities laws of the Provinces of Ontario, British Columbia, Alberta, Québec, Nova Scotia and Newfoundland and Labrador; and

•	a reporting foreign private issuer with the United States Securities and Exchange Commission (SEC).

The common shares of the Corporation are listed on the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX).

The corporate governance practices of the Corporation are subject to the requirements of the United States Sarbanes-Oxley Act of 2002 (SOX), the rules of the SEC adopted pursuant to SOX, the rules of the AMEX applicable to foreign private issuers, the guidelines of the TSX and the guidelines and rules of the Canadian Securities Administrators. The Corporation believes that its corporate governance practices comply with all of these requirements, rules and guidelines applicable to the Corporation at this time.

In April 2005, the Ontario Securities Commission (OSC) approved amendments to Multilateral Instrument 52-110 Audit Committees and Companion Policy 52-110CP Audit Committees. The amendments, which are based on the audit committee rules of the SEC and the New York Stock Exchange, are expected to come into force on June 30, 2005. Also, in April 2005, the OSC approved National Instrument 58-101 Disclosure of Corporate Governance Practices and National Policy 58-201 Corporate Governance Guidelines. The instrument and the policy, which replace the TSX guidelines, are expected to come into force on June 30, 2005. When these changes come into force, the Board will review the corporate governance practices of the Corporation and make any amendments necessary to comply with the amended and new instruments and policies and maintain the highest standards of corporate governance.

2.	Board of Directors

2.1	Role and Responsibilities

(1)	The Board of Directors of the Corporation (Board) is responsible for supervising the management of the business and affairs of the Corporation and its subsidiary entities (Crystallex Group). The shareholders of the Corporation elect the directors of the Corporation (Directors) annually at the annual general meeting of shareholders.

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(2)	In discharging their responsibilities, the Directors owe the following fiduciary duties to the Corporation:

•	a duty of loyalty: they must act honestly and in good faith with a view of the best interests of the Corporation; and

•	a duty of care: they must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

(3)	The Board has specifically recognized its responsibilities for:

(a)	to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other senior officers of the Corporation and that the Chief Executive Officer and the other officers of the Corporation create a culture of integrity throughout the Crystallex Group;

(b)	adopting a strategic planning process and approving annually (or more frequently if appropriate) a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Corporation;

(c)	identifying the principal risks of the business of the Corporation and overseeing the implementation of appropriate systems to manage these risks;

(d)	overseeing the integrity of the internal control and management information systems of the Corporation;

(e)	succession planning (including appointing, training and monitoring senior management);

(f)	adopting a disclosure policy for the Corporation; and

(g)	developing the Corporation’s approach to corporate governance.

(4)	The Board has adopted a Board Charter that, among other things, sets out the responsibilities of the Board.

2.2	Composition

The Corporation currently has nine Directors. The following table sets forth the name, country of residence, office (if any) with the Corporation, principal occupation and period of service of each Director.

Name, Country of Residence and Position with Corporation	Principal Occupation	Director Since

Robert A. Fung Canada Chair of the Board	Employee, Orion Securities Inc.	December 3, 1996

Todd Bruce Canada President and Chief Executive Officer	President and Chief Executive Officer of the Corporation	September 22, 2003

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Name, Country of Residence and Position with Corporation	Principal Occupation	Director Since

Michael J. H. Brown Canada	Principal, Capital Markets Advisory Division, Acer Resource Financial Management Inc.	October 10, 2002

C. William Longden Canada	Vice Chairman, Marshall, Macklin, Monahan Limited	July 25, 2000

David I. Matheson Canada	Counsel, McMillan Binch LLP	July 25, 2000

Harry J. Near Canada	President, Near Consultants & Associates; Principal, The Earnscliffe Strategy Group	May 5, 1997

Marc J. Oppenheimer United States	Executive Vice-President, Kenmar Global Investment Management Inc.	February 20, 1995

Johan C. van’t Hof Canada	President and Principal, Tonbridge Corporation	March 12, 2004

Armando F. Zullo Canada	President, A.F. Zullo & Company Ltd.	December 3, 1996

The articles of the Corporation provide that the Corporation shall have a minimum of one Director and a maximum of 10 Directors. The articles also provide that the actual number of Directors within the specified minimum and maximum may be determined from time to time by resolution of the Directors. The Board has by resolution dated May 6, 2005 fixed the number of Directors, within the specified minimum and maximum, at eight, thereby reducing the number of Directors from nine to eight. The Board resolution is effective on the election of Directors at the annual and special meeting of shareholders of the Corporation to be held on June 24, 2005. The term of office of each of the current Directors expires on the election of Directors at the meeting. David I. Matheson who is currently a Director is not standing for re-election as a Director at the meeting.

2.3	Policy on Independence of Directors

(1)	The Corporation has adopted a Policy on Independence of Directors (Policy). The purposes of the Policy are to:

•	set out the test that the Board will use to determine whether a Director is independent;

•	identify the criteria that the Board will use to assess whether a Director is independent; and

•	describe the disclosure that the Board will provide to shareholders of the Corporation with respect to the determination of the independence of Directors.

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(2)	The test that will be used by the Board to determine whether a Director is independent is:

Independent of management or any other direct or indirect material business or other relationship with the Crystallex Group that could interfere with the exercise of independent judgement by the Director or the ability of the Director to act in the best interests of the Corporation.

Generally, a Director will be considered to be independent if he/she satisfies all the criteria set out in the Policy. A Director may, however, in certain circumstances, be considered to be independent even though he/she does not satisfy one or more of the criteria set out in the Policy.

(3)	In its annual disclosure materials, the Corporation will include the following disclosure:

(a)	independent and non-independent Directors will be identified and the basis of the assessment of independence will be stated;

(b)	any assessment of independence for a Director who does not meet all the criteria set out in the Policy will be explained; and

(c)	all material relationships of each Director with the Crystallex Group will be described, including relationships (whether or not they fall within the criteria set out in the Policy) which the Board believes do not affect independence.

2.4	Disclosure concerning Director Independence

(1)	The Corporate Governance Committee has assessed the independence of each of the Directors and reported the results of its assessment to the Board. Based on the report of the Corporate Governance Committee, the information provided by each of the Directors and the application of the criteria set out in the Policy, the Board has determined that five of the nine current Directors are independent: Messrs. Brown, Longden, Near, van’t Hof and Zullo.

(2)	The following describes the material business relationships of each Director with the Crystallex Group and the Board’s assessment of whether the Director is independent based on the criteria set out in the Policy:

•	Robert A. Fung serves as Chair of the Board. He is an employee of Orion Securities Inc., an investment dealer that has acted as agent or underwriter in connection with securities offerings by the Corporation and provides financial advisory services to the Corporation. Mr. Fung is also a partner in Osprey Capital Partners, a partnership through which Mr. Fung and other partners have provided financial and investment banking services to the Corporation. Mr. Fung is not independent.

•	Todd Bruce is currently the President and Chief Executive Officer of the Corporation. Because of his employment by the Corporation, Mr. Bruce is not independent.

•	Michael J. H. Brown is the principal of Capital Markets Advisory Division, Acer Resources Financial Management Inc. (CMA), a company controlled by Mr. Brown. Except as noted below, he does not have and has not had any relationship with the Corporation other than his position as a Director. In March 2003, the Corporation retained CMA to provide consulting services to the Corporation during a period when the Corporation was building its management infrastructure. Mr. Brown provided these

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•	services on behalf of CMA. CMA no longer provides consulting services to the Corporation and is unlikely to do so in the future. The Board has concluded that the former CMA retainer does not interfere with the exercise of independent judgment by Mr. Brown or the ability of Mr. Brown to act in the best interests of the Corporation. Mr. Brown is independent.

•	C. William Longden is an officer and a director of Marshall, Macklin, Monaghan Limited and its affiliates (MMM Group). Except as noted below, he does not have and has not had any relationship with the Corporation other than his position as a Director. The MMM Group has provided contract advisory services to the Corporation. The Board has concluded that the relationship between the MMM Group and the Corporation does not interfere with the exercise of independent judgment by Mr. Longden or the ability of Mr. Longden to act in the best interests of the Corporation. Mr. Longden is independent.

•	David I. Matheson is counsel to McMillan Binch LLP (MB), a law firm that provides legal services to the Corporation. The Board has concluded that the relationship between MB and the Corporation could be perceived to interfere with the exercise of independent judgment by Mr. Matheson or the ability of Mr. Matheson to act in the best interests of the Corporation. Because of this perception, the Board concluded that Mr. Matheson should not be considered independent.

•	Harry J. Near is President of Near Consultants & Associates and Principal of The Earnscliffe Strategy Group. He does not have and has not had any relationship with the Corporation other than his position as Director. Mr. Near is independent.

•	Marc J. Oppenheimer served as President and Chief Executive Officer of the Corporation from February 1995 to September 2003 and as Vice Chair from September 2003 to April 2004. Mr. Oppenheimer is not independent.

•	Johan C. van’t Hof is President and Principal of Tonbridge Corporation. He does not have and has not had any relationship with the Corporation other than his position as Lead Director. Mr. van’t Hof is independent.

•	Armando F. Zullo is President of A.F. Zullo & Company Ltd. He does not have and has not had any relationship with the Corporation other than his position as Director. Mr. Zullo is independent.

(3)	Some Directors hold cross-directorships or have other links with other Directors through involvement with other corporations or entities. The Board has assessed all of these relationships and concluded that none of them interferes with the exercise of independent judgment by the applicable Directors or the ability of the applicable Directors to act in the best interests of the Corporation.

(4)	The Board does not believe that any Director has served on the Board for a period that could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of the Corporation.

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2.5	Competencies and Skills

The Board believes that the Directors have the mix of competencies and skills necessary to enable the Board and Board committees to properly discharge their responsibilities, including:

•	mining industry experience;

•	understanding of project construction, development and management;

•	understanding of the capital markets;

•	financial literacy and understanding of public disclosure requirements;

•	financing experience;

•	government relations experience; and

•	communications and public relations experience.

2.6	Chair

Robert A. Fung is the Chair of the Board. He has been Chair since February 12, 1998.

The Chair provides leadership to the Board in discharging its responsibilities. Among other things, the Chair:

•	is responsible for the day-to-day management of the activities of the Board, including facilitating the delivery of accurate, timely and clear information to the Board to enable the Board to successfully carry out its responsibilities; and

•	oversees the preparation for and management of meetings of shareholders of the Corporation.

The Board has adopted a position description for the Chair.

2.7	Lead Director

Johan C. van’t Hof is the Lead Director. He has been Lead Director since April 15, 2004.

The Lead Director works with the Chair to facilitate a Board agenda that will enable the Board to successfully carry out its responsibilities. He also schedules, sets the agenda for and chairs separate meetings of the independent Directors and carries out the responsibilities of the Chair in the absence of the Chair.

The Board has adopted a position description for the Lead Director.

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2.8	Corporate Secretary

Daniel R. Ross is the Secretary of the Corporation. He is also Executive Vice-President and Corporate Counsel. The Secretary is responsible to the Board for facilitating compliance with Board procedures. All Directors have access to the Secretary’s advice and services.

2.9	Orientation and Assessment

The Board has adopted procedures for the orientation and training of new Directors.

The Corporation provides continuing education opportunities for all Directors so that they can maintain or enhance their knowledge and understanding of the business of the Corporation and their responsibilities as Directors.

The Board regularly assesses its own effectiveness and the effectiveness and contribution of each Board committee and Director.

2.10	Nomination

The Nominating and Compensation Committee recommends candidates for election as Directors. The Board approves the final choice of candidates.

2.11	Remuneration

Information with respect to the remuneration of Directors is contained in the Corporation’s annual management information circular.

3.	Board Committees

3.1	Introduction

The Board has established five permanent committees to assist it in carrying out its responsibilities: Audit Committee, Nominating and Compensation Committee, Corporate Governance Committee, Finance and Risk Management Committee and Environment, Health and Safety and Operations Committee.

Each Board committee has a charter setting out its composition, responsibilities and authority. The Board has adopted a position description for the Chair of each Board Committee.

Other than the President and Chief Executive Officer, no member of management is a member of any Board committee. Members of management attend Board committee meetings at the invitation of the committee.

The composition and mandate of each Board committee is set out below.

3.2	Audit Committee

The Audit Committee is comprised of Messrs. van’t Hof (Chair), Longden and Near, all of whom are independent (as determined by the Board in accordance with the Policy on Independence of Directors) and financially literate (ie, have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that

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are generally comparable to the breadth and complexity of the accounting issues that can reasonably be expected to be raised by the financial statements of the Corporation). Mr. van’t Hof qualifies as an audit committee financial expert (ie, by reason of his education and employment experience in finance and accounting both as a chartered accountant and as a regular lecturer to members of the accounting profession on matters of audit and finance, he has an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves, experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the financial statements of the Corporation, an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions) and is therefore also financially sophisticated.

The role of the Audit Committee is to assist the Board in fulfilling its corporate governance and oversight responsibilities with respect to accounting and financial reporting processes, internal financial control structure, financial risk management systems and external audit function.

The Audit Committee’s responsibilities include:

•	managing, on behalf of the shareholders of the Corporation, the relationship between the Corporation and its external auditors;

•	overseeing the external audit;

•	reviewing and approving and recommending to the Board for approval the financial statements, MD&A and interim reports of the Corporation;

•	overseeing the financial internal control structure and financial risk management systems; and

•	establishing certain procedures with respect to, among other things, the receipt, retention and treatment of complaints received by the Corporation with respect to accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

3.3	Nominating and Compensation Committee

The Nominating and Compensation Committee is comprised of Messrs. Near (Chair) and Zullo, both of whom are independent (as determined by the Board in accordance with the Policy on Independence of Directors).

The role of the Nominating and Compensation Committee is to assist the Board in fulfilling its responsibilities with respect to the composition of the Board, including recommending to the Board candidates for election or appointment as directors of the Corporation, the recruitment and compensation of the Chief Executive Officer and other officers of the Corporation, the compensation of the directors of the Corporation, executive compensation disclosure and oversight of the compensation structure and benefit plans and programs of the Corporation.

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3.4	Corporate Governance Committee

The Corporate Governance Committee is comprised of Messrs. Matheson (Chair), Brown and Zullo, a majority of whom are independent.

The role of the Corporate Governance Committee is to assist the Board in fulfilling its responsibilities with respect to the composition and operation of the Board and Board committees and corporate governance standards and practices.

3.5	Finance and Risk Management Committee

The Finance and Risk Management Committee is comprised of Messrs. van’t Hof (Chair), Brown, Matheson and Oppenheimer, one-half of whom are independent.

The role of the Finance and Risk Management Committee is to assist the Board in fulfilling its policy and oversight responsibilities with respect to financial matters, including short- and long-term financings, issuances of securities, foreign currency, hedging and derivatives transactions, capital expenditures and long-term commitments and policies and guidelines for the investment of cash, and its oversight responsibilities with respect to non-financial risk management systems.

3.6	Environment, Health and Safety and Operations Committee

The Environment, Health and Safety and Operations Committee is comprised of Messrs. Longden (Chair), Brown, Bruce, Oppenheimer and van’t Hof, a majority of whom are independent.

The role of the Environment, Health and Safety and Operations Committee is to assist the Board with respect to environment, health and safety matters arising out of the activities of the Crystallex Group and to oversee the operations of the Crystallex Group.

4.	Chief Executive Officer

Todd Bruce is the President and Chief Executive Officer. He is also a Director.

The Chief Executive Officer is responsible for the management of the day-to-day business and affairs of the Corporation.

The Board has adopted a position description for the Chief Executive Officer.

5.	Management Committees

The Corporation has two management committees:

•	Executive Management Committee: The Executive Management Committee is the principal management group responsible for the operations and allocation of the resources of the Corporation. The Executive Management Committee is comprised of the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Executive Vice President and Corporate Counsel, Vice President Operations, Vice President Corporate Development and Planning, Vice President Investor Relations, Vice President Technical Services, Vice President Environment and Vice President Controller.

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•	Disclosure Committee: The Disclosure Committee is responsible for the management of the disclosure practices of the Corporation. The Disclosure Committee is comprised of the Chief Executive Officer, Chief Financial Officer, Executive Vice President and Corporate Counsel, Vice President Investor Relations and a representative of the Board, currently Mr. Brown.

6.	Board Policies

6.1	Introduction

In addition to the Policy on Independence of Directors described above, the Corporation has adopted a Policy on the Provision of Services by External Auditors, a Code of Business Conduct and Ethics and a Statement of Policies and Procedures with respect to Confidentiality, Disclosure, Insider Trading and Tipping and Insider Reporting.

Each of these policies is described below.

6.2	Policy on Provision of Services by External Auditors

The Audit Committee has adopted a Policy on the Provision of Services by External Auditors.

Under the Policy:

•	the external auditors may not provide services to the Crystallex Group that impair or have the potential to impair the independence and objectivity of the external auditors: generally, prohibited services include services where the external auditors participate in activities that are normally undertaken by management of the Crystallex Group, are remunerated through a “success fee” structure, act in an advocacy role for the Crystallex Group or may be required to audit their own work;

•	the Audit Committee has pre-approved certain audit and permitted non-audit services as services that the auditors may provide to the Crystallex Group, including: services that constitute the agreed scope of the external audit or interim reviews of the Crystallex Group; services that are outside the agreed scope of, but are consistent with, the external audit or interim reviews of the Crystallex Group; tax services that do not compromise the independence and objectivity of the external auditors in relation to the external audit; and other services of an advisory nature that do not compromise the independence and objectivity of the external auditors in relation to the external audit; and

•	an authorization process has been established which provides, among other things, as follows: the Chair of the Audit Committee and the Chief Financial Officer together may authorize in advance all engagements of the external auditors to provide pre-approved services to the Crystallex Group up to a maximum of $50,000 for each engagement and up to a maximum of $150,000 for all engagements in each calendar quarter; the Chair of the Audit Committee and the Chief Financial Officer must report all engagements authorized by them to the Committee at its next meeting; the Audit Committee must authorize in advance all other engagements of the external auditors to provide pre-approved services to the Crystallex Group; services that are not pre-approved services must be authorized by the Committee before the external auditors are engaged regardless of the dollar value of the services.

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Exceptions can be made to this Policy where the exceptions are in the interests of the Crystallex Group and appropriate arrangements are established to ensure the independence and objectivity of the external auditors in relation to the external audit. Any exception must be authorized by the Audit Committee and must be reported to the Board.

6.3	Code of Business Conduct and Ethics

The purposes of the Code are to deter wrongdoing and to promote:

•	honest and ethical conduct, including ethical handling of actual or apparent conflicts of interest

•	full, fair, accurate, timely and understandable disclosure in all reports filed, and other public communications made, by the Crystallex Group;

•	compliance with all applicable laws, regulations and rules;

•	protection and proper use of corporate assets and opportunities;

•	confidentiality with respect to corporate and personal information;

•	fair dealing with security holders, customers, suppliers and competitors;

•	accountability for adherence to the Code; and

•	prompt internal reporting of violations of the Code.

The Code applies to all Directors, officers and employees of the Crystallex Group and members of their immediate families and, where applicable, third parties engaged to represent the Crystallex Group.

As a term of their employment, all employees of the Crystallex Group must agree to abide by the Code.

6.4	Statement of Policies and Procedures with respect to Confidentiality, Disclosure, Insider Trading and Tipping and Insider Reporting

The purposes of the Statement are to set out the policies and procedures of the Corporation with respect to confidentiality and disclosure and describe the legal prohibitions on insider trading and tipping and the requirements for insider reporting. The Statement applies to all Directors, officers and employees of the Crystallex Group.

As a term of their employment, all employees of the Crystallex Group must agree to abide by the Statement.

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SCHEDULE C

CRYSTALLEX INTERNATIONAL CORPORATION

Corporate Governance – TSX Guidelines

The Common Shares of Crystallex International Corporation (Corporation) are listed on the Toronto Stock Exchange (TSX). The TSX currently requires listed companies to disclose on an annual basis their approach to corporate governance with reference to the guidelines set out in the TSX Company Manual (Guidelines).

In responding to the Guidelines, appropriate cross-references have been made below to the Corporate Governance Statement (Statement) approved by the Board of Directors of the Corporation (Board). A copy of the Statement is attached to this Circular as Schedule B.

Guideline 1: The board of directors of every corporation should explicitly assume responsibility for the stewardship of the Corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters: (a) adoption of a strategic planning process; (b) the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks; (c) succession planning, including appointing, training and monitoring senior management; (d) a communications policy for the corporation; and (e) the integrity of the corporation’s internal control and management information systems.

See “Board of Directors” in the Statement.

Guideline 2: The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board of directors should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.

The Guidelines define an unrelated director as a director who is independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. The Guidelines also make a distinction between inside and outside directors. The Guidelines define an inside director as a director who is an officer or employee of the corporation or any of its affiliates.

The Board is currently composed of nine directors, five of whom are unrelated directors and seven of whom are outside directors. Mr. Fung (Chair of the Board), Mr. Bruce (President and Chief Executive Officer of the Corporation), Mr. Matheson (who is counsel to a law firm which provides legal services to the Corporation) and Mr. Oppenheimer (who is the former President and Chief Executive Officer of the Corporation and former Vice Chair of the Board) are considered to be related directors. Messrs. Fung and Bruce are also considered to be inside directors.

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The Guidelines define a significant shareholder as a shareholder with the ability to exercise a majority of the votes for the election of the board of directors of a corporation. The Corporation does not presently have a significant shareholder.

Guideline 3: The board of directors of every corporation should disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder.

The proposed nominees for directors of the Corporation are: Robert A. Fung, Marc J. Oppenheimer, Todd Bruce, Michael J. H. Brown, C. William Longden, Harry J, Near, Johan C. van’t Hof and Armando F. Zullo.

Based on its assessments, the Board has determined that Messrs. Fung, Bruce and Oppenheimer are related directors within the criteria set out in Guideline 2 above.

Robert A. Fung – related – Chair of the Board

Todd Bruce – related – President and Chief Executive Officer

Marc J. Oppenheimer – related – former President and Chief Executive Officer of the Corporation and former Vice Chair of the Board.

Guideline 4: The board of directors of every corporation should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

See “Board Committees – Nominating and Compensation Committee” in the Statement.

Guideline 5: The board of directors of every corporation should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

See “Board Committees – Nominating and Compensation Committee” and “ – Corporate Governance Committee” in the Statement.

Guideline 6: Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

New directors are provided with orientation sessions with senior officers and are provided with an opportunity to visit the principal assets of the Corporation and learn about the industry. Presentations are made regularly to directors on different aspects of the Corporation’s business and operations.

Guideline 7: The board of directors of every corporation should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

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The Corporation believes that its Board of Directors has enough directors to carry out its duties efficiently while presenting a diversity of views and experience. The Board regularly reviews the contributions of the directors and considers whether the size of the Board promotes effectiveness and efficiency.

Guideline 8: The board of directors of every corporation should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

See “Board Committees – Nominating and Compensation Committee” in the Statement.

Guideline 9: Committees of the board of directors of every corporation should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.

See “Board Committees” in the Statement.

Guideline 10: The board of directors of every corporation should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation’s approach to governance issues. This committee would, amongst other things, be responsible for the corporation’s response to these governance guidelines.

See “Board Committees – Corporate Governance Committee” in the Statement.

Guideline 11: The board of directors of every corporation, together with the Chief Executive Officer, should develop position descriptions for the board and for the Chief Executive Officer, involving the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objectives which the Chief Executive Officer is responsible for meeting.

See “Board of Directors”, “Chief Executive Officer” and “Board Committees – Nominating and Compensation Committee” in the Statement.

Guideline 12: The board of directors of every corporation should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (a) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (b) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the “lead director”. Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board’s relationship to management to a committee of the board.

See “Board of Directors” in the Statement.

Guideline 13: The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

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See “Board Committees – Audit Committee” in the Statement.

Guideline 14: The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

The Board and Board committees are authorized to engage outside advisors at the expense of the Corporation.

CRYSTALLEX INTERNATIONAL CORPORATION
Suite 1210, 18 King Street East, Toronto, Ontario M5C 1C4
Telephone: (416) 203-2448

PROXY

This proxy is solicited by management of Crystallex International Corporation (the “Corporation”) for the annual and special meeting of shareholders of the Corporation to be held at 8:30 a. m. (Toronto time) on Friday, June 24, 2005 in the Windsor Ballroom of Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario M5C 1E9. The undersigned shareholder of the Corporation appoints Todd Bruce, President and Chief Executive Officer of the Corporation, or failing him, Borden D. Rosiak, Chief Financial Officer of the Corporation, or in place of either of them,                                        , as proxy of the undersigned, with full power of substitution, to attend and act for and on behalf of the undersigned at the meeting and any adjournment thereof. The undersigned shareholder of the Corporation also revokes any proxy previously given by the undersigned in respect of the meeting.

1.	To elect as directors of the Corporation the eight individuals identified as management’s proposed nominees in the accompanying management information circular

VOTE FOR _____ WITHHOLD FROM VOTING _____

2.	To appoint Deloitte & Touche LLP as auditors of the Corporation for the ensuing year and to authorize the board of directors of the Corporation to fix their remuneration

VOTE FOR _____ WITHHOLD FROM VOTING _____

3.	To consider and, if deemed advisable, to pass, with or without variation, a resolution in the form attached as Schedule A to the management information circular accompanying the notice of meeting amending the Incentive Share Option Plan of the Corporation to change the maximum number of common shares of the Corporation issued and issuable thereunder from 13,500,000 to 10% of the issued and outstanding common shares of the Corporation from time to time

VOTE FOR _____ VOTE AGAINST _____

4.	VOTE in the proxyholder’s discretion in respect of amendments to the above matters and any other matters that may properly come before the meeting or any adjournment thereof.

Voting discretion denied __________

DATED _________________ , 2005.

	________________________	______________________________
	Signature of Shareholder	Name of Shareholder (please print)

______________________________
Address (if new)

______________________________

NOTES

You may appoint a person (who need not be a shareholder) other than the persons named above as your proxy to attend and act for and on behalf of you at the meeting by striking out the names of the persons named above and inserting the name of the other person in the blank space provided or by completing another appropriate form of proxy.

Your shares will be voted in accordance with your directions. If no direction is given for a particular matter, your shares will be voted “For” that matter.

This proxy will not be valid unless it is signed by you or by your attorney authorized in writing. In the case of a corporation, this proxy must be signed by a duly authorized officer or attorney of the corporation. If this proxy is not dated, it will be deemed to bear the date on which it was mailed.

To be effective, this proxy must be deposited with CIBC Mellon Trust Proxy Department by mail using the return envelope accompanying the notice of meeting, by hand delivery to 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9 or by facsimile to (416) 368-2502 at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or any adjournment thereof or be deposited with the chairman of the meeting before the commencement of the meeting or any adjournment thereof.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation (Registrant)

Date May 20, 2005	By: /s/ Daniel R. Ross (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

* Print the name and title of the signing officer under his signature.